As filed with the Securities and Exchange Commission on April 22, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

BrightSource Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4911	76-0836010
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1999 Harrison Street, Suite 2150

Oakland, CA 94612

(510) 550-8161

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John M. Woolard

President and Chief Executive Officer

BrightSource Energy, Inc.

1999 Harrison Street, Suite 2150

Oakland, CA 94612

(510) 550-8161

(Name, address including zip code, and telephone number including area code, of agent for service)

Copies to:

Alan Talkington Brett Cooper Orrick, Herrington & Sutcliffe LLP 405 Howard Street San Francisco, CA 94105	Richard B. Aftanas Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001	$250,000,000	$29,025

(1)	Includes shares of Common Stock issuable upon exercise of the Underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 22, 2011.

PROSPECTUS

                    Shares

Common Stock

This is an initial public offering of shares of common stock of BrightSource Energy, Inc. All of the shares of common stock are being sold by us.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $            and $            . We have applied to have the common stock listed on the         under the symbol “             .”

See “Risk Factors” on page 13 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to BrightSource	$	$

To the extent that the underwriters sell more than            shares of common stock, the underwriters have the option to purchase up to an additional            shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     2011.

Goldman, Sachs & Co.	Citi	Deutsche Bank Securities

Prospectus dated                    , 2011.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus we file with the Securities and Exchange Commission, or the SEC. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as those discussed elsewhere in this prospectus, contain a discussion of some of the factors that could contribute to those differences.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the words “BrightSource,” “we,” the “Company,” “us” and “our” refer to BrightSource Energy, Inc. and its subsidiaries.

Overview

BrightSource is a leading solar thermal technology company that designs, develops and sells proprietary systems that produce reliable, clean energy in utility-scale electric power plants. Our systems use proprietary solar power tower technology to deliver cost-competitive, renewable electricity with characteristics highly valued by utilities, such as reliability and consistency. Our systems are also used by industrial companies to create high-temperature steam for use in applications such as thermal enhanced oil recovery, or EOR.

Our systems use fields of tracking mirrors, known as heliostats, controlled by our proprietary software to concentrate sunlight onto a solar receiver/boiler unit to produce high-temperature steam. Once produced, the steam is used either in a conventional steam turbine to produce electricity or in industrial process applications such as thermal EOR. By integrating conventional power block components, such as turbines, with our proprietary technology and state-of-the-art solar field design, electric power plants using our systems can deliver cost-competitive, reliable and clean power when needed most. In addition, by integrating our technology with natural gas or other fossil fuels through a process referred to as hybridization, electric power plants using our systems can further increase output and reliability.

In implementing systems using our proprietary technology, we partner with several parties to develop utility-scale solar electric power plants. These parties include engineering, procurement and construction (EPC) contractors; boiler suppliers; turbine suppliers; and financing parties that may consist of strategic and/or financial investors. For instance, at Ivanpah Solar Electric Generating System, or Ivanpah, a 392 megawatt, or MW, (gross) project that commenced construction in October 2010, Bechtel is the EPC contractor, Riley Power is the boiler supplier, Siemens is the turbine supplier, and NRG Solar (a subsidiary of NRG Energy) and Google are together the controlling equity investors.

While we primarily sell systems using our proprietary technology, we also act as the system architect for the layout and optimization of the solar field. In addition, we provide technical services related to the design, engineering and operation of our systems and may provide overall project development services. During the construction phase of a project, we receive revenue from the sale of our proprietary technology. For the projects where we lead development, we initially expect to own 100% of the equity in the projects. We intend to ultimately sell the majority of the equity in these projects to third parties while retaining a minority equity interest, as we did with Ivanpah.

The principal members of our technical team pioneered the first utility-scale solar energy plants nearly three decades ago by designing and developing 354 MW of solar thermal power plants, which remain in operation today. Our technical team has moved beyond these initial solar thermal technologies by engineering a solar power tower system that provides both higher solar energy conversion efficiencies and lower costs. Our team has extensive solar thermal technical and project development expertise and has collectively developed, constructed and managed more than 20 gigawatts, or GW, of solar, wind and conventional power projects worldwide.

We have produced high-temperature steam using our technology since 2008, when we commenced operations at our 6 megawatt thermal, or MWth, demonstration solar-to-steam facility, the Solar Energy Development Center, in Israel. We believe this facility has consistently produced the highest temperature and pressure steam of any solar thermal facility in the world, capable of driving highly-efficient, cost-effective turbines. This facility validated our technology and continues to provide important operational and production data.

Since our founding in 2004, we have executed 14 long-term power purchase agreements, or PPAs, to deliver approximately 2.6 GW of installed capacity to two of the largest electric utilities in the United States, Pacific Gas and Electric Company, or PG&E, and Southern California Edison, or SCE. We believe these PPAs represent the largest utility-scale solar pipeline in the United States and over $4 billion of revenue opportunity for us through sales of our systems. As the first step in fulfilling our obligations under the PPAs, in 2007 we commenced the permitting and financing of Ivanpah, a project comprised of three concentrating solar thermal power plants on a 3,600 acre site in California’s Mojave Desert. After receiving our permits, we initiated construction of Ivanpah in October 2010. In April 2011, Ivanpah was partially financed with a $1.6 billion loan guaranteed by the U.S. Department of Energy, or the DOE. Consistent with our business development strategy in the United States, we also sold a controlling interest in the equity of Ivanpah to a consortium of investors led by NRG Solar. When commissioned, Ivanpah will have a gross installed capacity of 392 MW and will increase the amount of solar thermal generation capacity currently installed in the United States by over 75%.

We have a development site portfolio of approximately 110,000 acres under our control in California and the U.S. Southwest that has the potential to accommodate approximately 11 GW of installed capacity. We currently have two sites in advanced development, Rio Mesa Solar and Hidden Hills Ranch, each located in California. Rio Mesa Solar consists of approximately 6,600 acres, and Hidden Hills Ranch consists of approximately 10,000 acres.

In 2007, we entered the thermal EOR business after Chevron selected our technology through a competitive process. After winning the business, we signed a contract with Chevron in 2008 to provide a 29 MWth EOR facility in Coalinga, California. We commenced construction of the Coalinga Solar-to-Steam for EOR project in 2009, and the project is scheduled to begin operations in the second half of 2011.

In addition to our relationship with Chevron, we have strategic relationships with global, industry-leading companies, including Alstom, Bechtel and NRG Solar. In order to accelerate the adoption of our systems, we are leveraging these relationships and our world-class partners’ local expertise in domestic and international markets to pursue expansion opportunities more rapidly and cost-effectively than might otherwise be possible.

Our Opportunities

For Utility Applications

According to a report released in 2010 by the Energy Information Administration (EIA), global demand for electric power is expected to increase 87% from 2007 to 2035 reaching 35.2 trillion kilowatt hours. Although fossil fuels such as coal, oil and natural gas generated approximately 68% of the world’s electricity in 2007, demand for alternative sources of electricity has grown significantly and is expected to continue to increase as a result of regulatory policies and incentives put in place to reduce carbon dioxide emissions and improve energy security. These policies and incentives are intended to stimulate deployment of renewable technologies and require utilities and grid operators to procure an increasing proportion of their energy supply from renewable sources. For instance, California has recently adopted legislation requiring all California retail energy sellers, including municipal power agencies, to derive 33% of the energy they supply from renewable energy sources by 2020. In addition, recent global events have called into question future energy production from nuclear facilities, which the EIA in 2010 estimated will represent 12.8% of the global electricity generation in 2035. To the extent that production is cancelled or delayed, renewable energy sources will likely be called upon to help bridge the gap.

The production characteristics of some renewable energy sources present a number of integration challenges for utilities and grid operators. To ensure reliable and consistent electricity supply, utilities and grid operators (operators of electric transmission and distribution infrastructure) require the following:

•

Sufficient generation capacity available to meet peak demand:    Peak demand represents the highest point of electricity consumption during any given period. Failure to meet peak demand, even for short periods of time can, at its worst, result in rolling blackouts and power outages.

•

Sufficient flexible power production:    As electric demand or supply changes over the course of the day, grid operators must ensure that there are flexible generation resources, such as dispatchable fossil fuel plants, that can vary their production on demand.

The amount of power from renewable sources, especially wind and photovoltaic, or PV, has grown significantly in recent years. Although wind and PV power plants may provide clean energy with low variable costs compared to fossil fuel alternatives, their production characteristics, such as intermittency and lower peak availability, present a number of integration and reliability challenges for utilities and grid operators. These production characteristics add system integration costs. These system integration costs, combined with generation and transmission expenses, comprise the total system cost to the utility. This combination of system costs has been rising as more energy is produced from wind and PV resources and, as a result, is an increasingly important issue that utilities and regulators consider when evaluating new renewable energy capacity.

For Thermal EOR Applications

In addition to generating electricity, our systems can also be used for the production of steam for industrial process applications such as thermal EOR. Our technology enables steam flooding for thermal EOR, which is a proven, effective method of increasing production from heavy oil reserves. EOR is important to the future of oil production because conventional oil recovery methods are only able to extract about 10% to 30% of the original oil from a reservoir. With much of the easy-to-produce oil already recovered from developed oilfields, producers have attempted several techniques that offer prospects for ultimately recovering 30% to 60%, or more, of the reservoir’s original oil in-place. These techniques are generally referred to as EOR. According to BCC Research, the global market for EOR technologies was $4.7 billion in 2009 and is expected to grow at a 5-year compound annual growth rate of 28% to $16.3 billion in 2014.

Our Technology Solution

For Utility Applications

Our proprietary solar thermal technology is engineered to produce predictable, reliable and clean energy at a competitive cost. Our solution is specifically designed to address the challenges of utility-scale renewable power generation. Electric power plants using our systems provide:

•

Sufficient generation capacity at peak demand:    Our power production profile, or the amount of power electric power plants using our systems produce at different times of the day, can be tailored to the demand profile that most utilities serve. This significantly enhances the average revenue per megawatt hour, or MWh, that our system is able to generate compared to other renewable sources which typically produce power well below their capacity during peak demand periods.

•

More reliable and consistent power output:    Electric power plants using our systems produce more predictable power output than that of highly intermittent renewable sources such as wind and PV. Because our technology converts solar energy into steam, rather than directly into electricity, the system temperature remains high enough to continue to generate electricity through short periods of intermittent cloud cover. Therefore, electric power plants using our systems are less likely to experience sudden and unexpected power output fluctuations.

•

Increased production capability through thermal energy storage and hybridization:    In contrast to wind and PV, our technology allows the incorporation of existing cost-effective thermal energy storage and hybridization. These features can extend the hours of our production, reduce system integration costs and increase the reliability and consistency of our systems. As utilities purchase greater amounts of electricity from renewable energy sources, we believe energy storage and hybridization with other sources such as natural gas will make electric power plants using our systems increasingly valuable to utilities and grid operators.

As a result of the characteristics discussed above, electric power plants using our systems deliver electricity with characteristics highly valued by utilities, such as reliability and flexibility, at a competitive total system cost. While electric power plants using our systems are not yet as reliable as dispatchable fossil fuel plants, they are more reliable and have lower integration costs than highly intermittent renewable technologies such as wind and PV. In addition, by providing energy during peak demand when utilities are willing to pay the highest price, electric power plants using our systems are able to maximize the revenue realized from the sale of electricity. Moreover, as the power grid is loaded with increasing quantities of renewable energy, we believe that we will have a competitive advantage over other renewable technologies that have higher total system costs and do not produce electricity as reliably during periods of peak demand.

For Thermal EOR

Our solar-to-steam solution for thermal EOR is designed to offer oil production and industrial companies a clean, emission-free alternative with the best combination of efficiency, ease of permitting and implementation. Our high-temperature steam is easily integrated into steam produced from other sources at the oilfield, allowing efficient use of existing infrastructure and integration into operations.

Our Strengths

We believe that the following competitive strengths position us as a leader within the utility-scale renewable energy market:

•

Superior technology:    Our system can deliver clean, reliable power that naturally extends late in the day, and can be complemented with thermal energy storage and hybridization to address peak electricity demands at a competitive cost. The foundation of our technology is our solar field optimization software and proprietary control system that together optimize the output of energy from our system to match the needs of utilities and maximize project revenue.

•

Substantial revenue visibility with fully committed, long-term agreements:    Since our founding, we have signed 14 PPAs with two of the largest electric utilities in the United States, PG&E and SCE, to deliver approximately 2.6 GW of installed capacity. We believe these PPAs represent over $4 billion of revenue opportunity for us through sales of our systems. Three of the PPAs are associated with Ivanpah. We retain 11 PPAs to deliver approximately 2.2 GW of installed capacity.

•

Experienced management team:    Our team has extensive solar thermal technical and project development expertise and has collectively developed, constructed and managed more than 20 GW of solar and conventional power projects worldwide. The principal members of our technical team designed and developed solar thermal power plants representing approximately 70% of the solar thermal generation capacity currently installed in the United States.

•

Demonstrated alternative applications of our solar thermal technology:    We use our technology to provide the oil and gas industry with a clean, emission-free alternative to traditional fossil fuel-based steam generation methods for thermal EOR, which is particularly attractive in remote areas with limited infrastructure or high fuel costs. EOR and other industrial process applications of our technology diversify our revenue streams and contribute to our future growth.

•

Strong global partners support our expansion:    We believe our partnerships with leading, global companies such as Alstom, Chevron, NRG Solar and Bechtel provide a strong competitive advantage. By leveraging these relationships and our world-class partners’ local expertise in domestic and international markets, we believe we can enter new markets and pursue expansion opportunities more rapidly and cost-effectively than might otherwise be possible.

•

High-quality development site portfolio:    To accelerate the development of our technology and satisfy our signed PPAs, we are developing projects in the United States. We have a development site portfolio of approximately 110,000 acres under our control in California and the U.S. Southwest that is ideally suited for solar power generation. This portfolio has the potential to accommodate approximately 11 GW of installed capacity.

•

Low impact design:    Our systems are designed to have a low impact on the site, limiting changes to topography, soil conditions and vegetation. They also cost-effectively use air instead of water to cool steam, which reduces water usage by more than 90% over competing solar thermal technologies that use conventional wet-cooling systems.

Our Growth Strategies

We intend to pursue the following growth strategies to maintain and expand our position as a leader within the utility-scale renewable energy market:

•

Leverage our PPAs into sales of systems using our technology:    We intend to use our high-quality development site portfolio to create attractive opportunities for projects where we can sell our solar thermal technology. By executing on these opportunities, we expect to generate substantial revenue, cash flow and profit growth, providing us with the ability to scale and the resources needed to pursue broader growth opportunities.

•

Focus on identifying and creating additional opportunities to sell our systems:    We focus our business development efforts on identifying new projects and additional PPAs in domestic markets and work with strategic partners in international target markets that are characterized by high levels of direct sunlight and energy demand. In addition, we expect to leverage the performance of the Coalinga Solar-to-Steam for EOR project to establish additional relationships for thermal EOR and other solar-to-steam applications.

•

Develop additional relationships with global industry leaders:    We intend to create new relationships with global industry leaders to expand our business. We intend to leverage these new and existing relationships to enter additional markets and pursue expansion opportunities more rapidly and cost effectively.

•

Continue to improve our proprietary solar thermal technology:    While our systems are currently cost-competitive, we expect our technology roadmap to yield significant cost reductions and a lower total system cost to utilities. We intend to continue to lead innovation in solar thermal technology and drive greater capital and operating efficiencies with each new generation of solar power tower technology.

•

Enhance operating characteristics utilities value most:    We intend to pursue system enhancements such as hybridization and thermal energy storage where appropriate. We expect these enhancements to yield a lower total system cost to utilities through greater on-peak availability, higher reliability and increased output.

Summary Risk Factors

There are a number of risks and uncertainties that may affect our business, financial and operating performance and growth prospects. You should carefully consider all of the risks discussed in “Risk Factors,” which begin on page 13, the other information contained in this prospectus and our consolidated financial statements and the related notes before investing in our common stock. These risks include, among others:

•

We have generated substantial net losses and negative operating cash flows since our inception and expect to continue to do so for the foreseeable future as part of the development and construction of solar thermal energy projects using our systems;

•	Our proprietary technology has a limited history and may perform below expectations when implemented on utility-scale projects;

•	Our future growth is dependent upon the successful implementation of Ivanpah, our first utility-scale solar thermal power project, as well as the Coalinga Solar-to-Steam for EOR project;

•	We may be required to fund cost overruns over the funded reserves for the completion of Ivanpah;

•

We may not be able to finance the growth of our business, which we expect will require significant amounts of capital, including the development and construction of solar thermal energy projects using our systems;

•	We depend heavily on federal, state and local government support for renewable energy sources, which are subject to change;

•

Our industry is rapidly evolving and highly competitive and failure to further refine and develop improved technologies could render our solar thermal technology obsolete and reduce our sales and market share relative to other renewable energy sources;

•

Our ability to execute on our existing pipeline of PPAs and solar-to-steam contract, as well as our ability to sell our systems, depends in large part on locating suitable sites, securing site control and obtaining necessary governmental approvals and permits, the failure of which would adversely affect our business; and

•	Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

Corporate Information

BrightSource Energy, Inc. was formed as a Delaware limited liability company on April 5, 2004 and converted into a Delaware corporation on August 17, 2006. Our principal executive offices are located at 1999 Harrison Street, Suite 2150, Oakland, California 94612, and our telephone number at this location is (510) 550-8161. Our website address is www.brightsourceenergy.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. As of March 31, 2011, we had 307 employees worldwide.

The BrightSource and BrightSource Energy logos, and other trademarks or service marks of BrightSource appearing in this prospectus are the property of BrightSource. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Shares outstanding after the offering	shares.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 13 and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol

The number of shares of our common stock to be outstanding after this offering is based on 94,317,072 shares of our common stock outstanding as of April 15, 2011, after giving effect to the conversion of our outstanding Series A, B, C, D and E convertible preferred stock into 79,135,944 shares of common stock immediately prior to the completion of this offering. The number of shares of our common stock actually issued upon the conversion of our outstanding shares of Series E preferred stock, which will occur immediately prior to the completion of this offering, depends in part on the actual initial offering price of our common stock in this offering. This is because the terms of our Series E preferred stock provide that the ratio at which each share of Series E preferred stock automatically converts into shares of our common stock in connection with a qualified IPO (for which this offering will qualify) will increase if the initial offering price per share of common stock in the qualified IPO is below a specified minimum dollar amount, which would result in additional shares of common stock being issued upon conversion of the Series E preferred stock. In the event the actual initial public offering price is lower than $             per share, the shares of Series E preferred stock will convert into a larger number of shares of common stock; if the initial public offering price is equal to the midpoint of the range on the cover of this prospectus, the Series E preferred stock would convert into             shares of common stock. A $1.00 decrease in the initial public offering price would increase by             , and a $1.00 increase in the initial public offering price would decrease by             , the number of shares of common stock issuable upon conversion of the Series E preferred stock. The number of shares of our common stock to be outstanding after this offering excludes:

•	9,122,581 shares issuable upon the exercise of options outstanding as of April 15, 2011 at a weighted average exercise price of $2.75 per share under our 2006 Stock Plan;

•

             shares issuable upon exercise of warrants outstanding as of April 15, 2011 at a weighted average exercise price of $         per share assuming certain debt is repaid by June 30, 2011 or              shares issuable upon exercise of warrants outstanding as of April 15, 2011 at a weighted average exercise price of $         per share assuming such debt is not repaid by June 30, 2011 (of which we expect warrants to purchase             shares will be exercised immediately prior to completion of this offering);

•	5,891,514 shares reserved for issuance upon exercise of options that may be granted subsequent to April 15, 2011 under our 2006 Stock Plan;

•

12,000,000 shares of common stock reserved for future issuance under our 2011 Omnibus Incentive Plan, which will become effective upon the completion of this offering (plus the shares reserved for issuance under our 2006 Stock Plan that are not issued or subject to outstanding grants at the completion of this offering) and which will also contain provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Stock Plans”; and

•

1,000,000 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective upon the completion of this offering and will also contain provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Stock Plans.”

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•

the automatic conversion of all of our outstanding preferred stock into an aggregate of 79,135,944 shares of common stock immediately prior to the completion of this offering (which does not give effect to any additional shares of common stock issuable upon conversion of the Series E preferred stock, as described above);

•

the issuance of             shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at the initial public offering price of $             per share; and

•	no exercise of the underwriters’ right to purchase up to an additional shares of our common stock.

Summary Consolidated Financial Information

The following summary consolidated financial and operating data set forth below should be read in conjunction with our consolidated financial statements, the notes thereto and the other information contained in this prospectus. The summary consolidated balance sheet data as of December 31, 2009 and 2010, and the summary consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,
	2008	2009	2010
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	$7,082	$11,573	$13,494
Cost of revenues	17,214	19,014	31,457

Gross loss	(10,132)	(7,441)	(17,963)
Operating expenses:
Research and development(1)	16,645	9,717	8,551
Project development(1)	8,397	12,392	18,226
Marketing, general and administrative(1)	10,619	14,331	24,367

Total operating expenses	35,661	36,440	51,144

Loss from operations	(45,793)	(43,881)	(69,107)
Interest income (expense), net	1,673	(150)	(1,949)
Other income (expense), net	(488)	268	(553)

Loss before income taxes	(44,608)	(43,763)	(71,609)
Provision for income taxes	10	17	22

Net loss	$(44,618)	$(43,780)	$(71,631)

Net loss per share of common stock, basic and diluted(2)	$(4.42)	$(4.03)	$(4.93)

Shares used in computing net loss per share of common stock, basic and diluted(3)	10,084,167	10,853,073	14,527,834

Pro forma net loss per share of common stock, basic and diluted(4)			$(1.12)

Weighted average shares used in computing the pro forma net loss per share of common stock, basic and diluted			63,684,677

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Research and development	$120	$218	$264
Project development	273	374	675
Marketing, general and administrative	575	816	1,398

Total	$968	$1,408	$2,337

(2)	Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding for the period. The diluted net loss per share of common stock is computed by dividing the net loss by the weighted average number of shares of common stock (excluding common stock subject to repurchase) and, if dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of stock options to purchase shares of our common stock and warrants to purchase shares of our convertible preferred stock (using the treasury stock method) and the conversion of our convertible preferred stock (using the if-converted method). For purposes of these calculations, potential shares of common stock have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive since we generated a net loss in each period.
(3)	The basic and diluted net loss per share computation excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of options and warrants to purchase common stock as their effect would be antidilutive. See note 16 of the notes to our consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted loss per share.
(4)	Pro forma basic and diluted net loss per share of common stock has been computed to give effect to (i) the conversion of the convertible preferred stock into common stock and (ii) the issuance of shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at the initial public offering price of $ per share. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from remeasurements of the convertible preferred stock warrant liability as it is assumed that these warrants will be exercised immediately prior to this offering and will no longer require periodic revaluation.

Our consolidated balance sheet data as of December 31, 2010 is presented:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the conversion of all of our shares of convertible preferred stock outstanding as of December 31, 2010, into 59,185,656 shares of common stock upon the completion of this offering (which does not give effect to any additional shares of common stock issuable upon conversion of the Series E preferred stock, as described below); (ii) the issuance of 19,950,288 shares of Series E preferred stock after December 31, 2010 and the conversion of those shares into 19,950,288 shares of our common stock upon the completion of this offering (which does not give effect to any additional shares of common stock issuable upon conversion of the Series E preferred stock, as described below); (iii) the issuance of shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at the initial public offering price of $ per share; (iv) the closing of the Ivanpah financing; and (v) the effectiveness of our amended and restated certificate of incorporation in Delaware immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis as of such date to give effect to the pro forma adjustments and receipt and application of the net proceeds from the sale by us of             shares of common stock offered hereby at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus).

	As of December 31, 2010
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$37,785	$
Property and equipment, net	14,479
Capitalized project costs	118,355
Working capital	7,929
Total assets	316,115
Preferred stock warrant liability	840
Long-term liabilities, less current portion	11,905
Temporary equity	27,071
Total stockholders’ equity	158,803

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

This prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

Risks Relating to Our Business and Industry

We have generated substantial net losses and negative operating cash flows since our inception and expect to continue to do so for the foreseeable future as part of the development and construction of solar thermal energy projects using our systems.

We have generated substantial net losses and negative cash flows from operating activities since we commenced operations. We have incurred losses of approximately $177.3 million from our inception through December 31, 2010. For the year ended December 31, 2010, we incurred a net loss of $71.6 million and our operating activities used cash of $51.4 million.

We expect that our net losses and our negative operating cash flows will continue for the foreseeable future, as we increase our development activities and construct solar thermal energy projects. Solar thermal energy projects typically accumulate negative cash flow during development prior to commercial operation at which point the projects generally are expected to begin to generate positive operating cash flow. Currently, our project development generally begins approximately three to seven years before commercial operation. We also expect to incur the incremental costs of operating as a public company, contributing to our losses and operating uses of cash. Our costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers or subcontractors; increases in the costs of labor or materials; and major incidents or catastrophic events. If any of these or similar factors occur, our net losses and accumulated deficit could increase significantly and the value of our common stock could decline.

Our proprietary technology has a limited history and may perform below expectations when implemented on utility-scale projects.

We use proprietary technology that has not been previously implemented on utility-scale projects of the size and complexity of the Ivanpah Solar Electric Generating System, or Ivanpah, and Ivanpah may experience technological problems that neither we nor any of the third-party independent engineers that have reviewed our projects are able to foresee. The systems that we will implement on utility-scale projects include a solar field with heliostats controlled by advanced software systems that concentrate sunlight onto a receiver to produce high-temperature steam. If the implementation of our proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using our systems and may result in additional payments, deductions or defaults under key project documents, including our PPAs or other financing arrangements.

Furthermore, given the size and complexity of Ivanpah and other utility-scale projects’ solar field construction and the fact that third-party contractors will be assembling systems using new and unproven processes, there may be potential construction delays and unforeseen cost overruns. Delays at any single phase of construction may significantly impact the overall timing of commencing operations at Ivanpah.

In addition, there is a lack of long-term reliability data for our proprietary system. Actual long-term performance of these parts, including heliostats in the field, may fall short of expectations. Heliostats may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues at our projects could result in significant operational problems for our company, including increased maintenance costs, decreased revenue, inability to meet energy delivery requirements or defaults under project or financing documents.

Our future growth is dependent upon the successful implementation of Ivanpah, our first utility-scale solar thermal power project, as well as the Coalinga Solar-to-Steam for EOR project.

Our future success depends on our ability to construct Ivanpah, our first utility-scale solar thermal power project, in a cost-effective and timely manner. Our ability to complete Ivanpah and the planning, development and construction of all three phases are subject to significant risk and uncertainty, including:

•

Ivanpah is being primarily financed by a U.S. Department of Energy, or DOE, guaranteed loan facility, which requires the project companies to remain in compliance with numerous financial, construction and operational covenants to draw funds under the loan facility, compliance with which are within the control of NRG Solar, the majority equity owner and operator of Ivanpah;

•

the construction of any of our projects will be subject to the risks inherent in the construction of solar thermal projects that have never been built on the scale of Ivanpah, including risks of delays and cost overruns as a result of a number of factors, many of which may be out of our control, such as delays in government approvals, burdensome permit conditions and delays in the delivery of materials and equipment that we manufacture or obtain from suppliers;

•

our customized system and equipment may take longer and cost more to engineer and build than expected and may never operate as required to meet our production plans, which production plans are guaranteed pursuant to our construction and supply contracts with Ivanpah;

•

we depend on third-party relationships to produce components in our system, which may subject us to risks that such third parties do not fulfill their obligations to us under our arrangements with them;

•	once implemented at utility-scale, our solar thermal technology may perform below expectations, which may implicate the production guarantees in our construction and supply contracts with Ivanpah; and

•

construction of Ivanpah commenced in October 2010. However, continued construction of portions of the second and third phases of Ivanpah require further approval from the U.S. Bureau of Land Management, or BLM, the California Energy Commission, or CEC, and the U.S. Fish & Wildlife Service, or FWS. Any delay by the BLM, CEC and/or FWS in delivering required approvals or opinions could have a material adverse effect on the schedule for Ivanpah’s second and third phases and our business.

Once construction is completed, Ivanpah will be operated by NRG Solar, and therefore we will have limited influence over Ivanpah’s future operations. If the construction and operation of Ivanpah are not successful, we may be unable to grow our business to a sufficient scale necessary to improve our results of operations and achieve profitability.

Furthermore, adoption of our systems for use in solar-to-steam applications, such as thermal EOR, depends on successful implementation of the 29 MWth EOR project for Chevron in Coalinga, California that is expected to begin operations in the second half of 2011. If the Coalinga Solar-to-Steam for EOR project does not meet expectations, our ability to sell additional thermal EOR systems may be negatively impacted.

We may be required to fund cost overruns over the funded reserves for the completion of Ivanpah.

If Ivanpah’s costs exceed the budgeted amount, we, along with the other equity owners of Ivanpah, have funded $66.5 million of overrun contingency reserves, known as the funded overrun equity. To the extent Ivanpah’s cost overruns exceed the funded overrun equity, we are responsible for all such cost overruns. Cost overruns may occur if completing the portion of Ivanpah construction that is within our scope of responsibility costs more than expected, or when one of Ivanpah’s contractors or suppliers encounter unexpected cost increases that entitle them to relief from their fixed-price contracts. If we are required to fund cost overruns over and above the funded overrun equity, we will not be entitled to recover this additional funding through future distributions from Ivanpah to the equity owners.

We may not be able to finance the growth of our business, which we expect will require significant amounts of capital, including the development and construction of solar thermal energy projects using our systems.

We are in a capital-intensive business and have relied heavily on debt and equity issuances and government grants and loan guarantees to finance the development and construction of our projects and other projected capital expenditures. For the projects where we lead development, we initially expect to own 100% of the equity in the projects. We intend to ultimately sell the majority of the equity in these projects to third parties while retaining a minority equity interest. Completion of our projects requires significant capital expenditures and construction costs. For example, in April 2011, we closed an approximately $2.2 billion financing for the construction of Ivanpah. Recovery of the capital investment in a solar thermal energy project generally occurs over a long period of time. As a result, we must obtain funds from equity or debt financings, including tax equity transactions, or from government grants to help develop and construct our existing project pipeline, to help finance the acquisition of system components, to help identify and develop new projects, to help fund research and development expenses and to help pay the general and administrative costs of operating our business. We may not be able to obtain the needed funds on terms acceptable to us, or at all. For example, Ivanpah was primarily financed by a $1.6 billion loan, guaranteed by the DOE and funded by the Federal Financing Bank, a branch of the U.S. Department of the Treasury, or the U.S. Treasury, but government funding may not be available to finance future projects. Furthermore, because we rely on debt financing to develop our projects, increases in long-term interest rates could significantly increase our cost of capital. If we are unable to raise additional funds when needed, our project companies could be required to delay development and construction of projects, reduce the scope of projects or abandon or sell some or all of their development projects or default on our contractual commitments in the future, any of which would adversely affect our business, financial condition and results of operations.

We depend heavily on federal, state and local government support for renewable energy sources, which are subject to change.

We depend heavily on government policies that support renewable energy and enhance the economic feasibility of developing solar energy projects. Renewable energy sources currently benefit from various federal, state and local governmental incentives such as investment tax credits, or ITCs, cash grants in lieu of ITCs, loan guarantees, renewables portfolio standard programs, or RPS programs, modified accelerated cost-recovery system of depreciation and bonus depreciation. For example, the Internal Revenue Code of 1986, as amended, or the Code, provides an ITC of 30% of the cost-basis of an eligible resource, including solar thermal energy projects placed in service prior to the end of 2016. Additionally, many states have adopted RPS programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. However, the regulations that govern the RPS programs, including pricing incentives for renewable energy, or reasonableness guidelines for pricing that increase valuation above conventional power (such as a projected value for carbon reduction), may change. If the RPS requirements are reduced or eliminated, we could sustain fewer future power contracts or receive lower prices for the sale of power in future power contracts, which could have a material adverse effect on us and our project development plans. Such material adverse effects may result from decreased revenues, reduced economic returns on certain project company investments, increased financing costs, and/or difficulty obtaining financing. Furthermore, the American Recovery and Reinvestment Act of 2009, or ARRA, included over $80 billion in incentives to encourage investment in the renewable energy sector, such as cash grants in lieu of ITCs, bonus depreciation and expansion of the DOE loan guarantee program. Although the ARRA expanded the DOE loan guarantee program, this program faces challenges and may not continue past the projects already financed such as Ivanpah. In addition, the cash grant in lieu of ITCs program only applies to projects that commence construction prior to December 31, 2011.

Our industry is rapidly evolving and highly competitive and failure to further refine and develop improved technologies could render our solar thermal technology obsolete and reduce our sales and market share relative to other renewable energy sources.

The renewable energy industry is highly competitive, and if we fail to identify and adapt to new technologies, such failure could have a material adverse effect on our business, financial condition and results of operations. In order to remain competitive, we will need to invest significant financial resources in research and development to keep pace with technological advances in the solar energy industry. However, returns on research and development activities are inherently uncertain, and we could encounter practical difficulties in commercializing our research results. Our significant expenditures on research and development may not produce corresponding benefits. Other companies are developing a variety of competing solar energy technologies, including crystalline silicon and thin film technologies, that could produce solar energy systems that may prove more cost-effective or more efficient than our technology. As a result, if we do not execute on our technology roadmap as planned, our solar thermal technology may be rendered obsolete by the technological advances of others, which could reduce our revenue and market share.

Our ability to execute on our existing pipeline of PPAs and solar-to-steam contract, as well as our ability to sell our systems, depends in large part on locating suitable sites, securing site control and obtaining and complying with necessary governmental approvals and permits, the failure of which would adversely affect our business.

Our ability to convert our PPAs and solar-to-steam contracts into sales of systems using our technology depends in large part on locating sites suitable for construction of a solar thermal energy project, securing site control and obtaining necessary governmental approvals and permits. Electric power plants using our systems must be interconnected to electricity transmission and distribution networks. For example, our PPAs require specific interconnection points for the transmission of electricity and if our project companies are unable to connect at such points, we may have to seek the counterparty’s approval, amend or renegotiate the PPA. Solar thermal energy projects using our systems must also secure an adequate water supply primarily for periodic washing of heliostats.

Once projects using our systems have identified a suitable operating site, obtaining the necessary land rights requires negotiation with landowners and local government officials, which can take a long period of time, is not always successful and sometimes requires economic concessions not originally planned. The design, construction and operation of solar thermal energy projects are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. In addition, third-party permits may be required for transmission upgrades needed to deliver electricity from our projects, and such transmission is also highly regulated and requires various governmental approvals and permits, including environmental approvals and permits. We cannot predict whether all approvals and permits required for a given project will be granted or whether the conditions associated with the approvals and permits will be achievable or financially practicable. The denial of an approval or a permit essential to a project or the imposition of impractical conditions on a project would impair our ability to develop projects necessary to meet the commercial operation deadlines under our PPAs. In addition, we cannot predict whether the approvals and permits will attract significant opposition or whether the permitting process will be lengthened due to complexities of appeals or litigation by local, state or federal parties.

Our project companies have experienced delays in developing projects due to delays in obtaining permits and may experience delays in the future. This delay in the review and permitting process for a project can impair the ability to develop a project or increase the cost so substantially that the project is no longer attractive to us or the owners of projects using our systems. If we were to commence construction in anticipation of our project companies obtaining the final permits needed for a project, we would be subject to the risk of being unable to complete the project if all the permits were not obtained. If this were to occur, we would likely lose a significant portion of our investment in the project company and could incur a loss as a result. Any failure to procure and maintain necessary permits would adversely affect ongoing development, construction and operation of projects using our systems.

Furthermore, federal and state environmental legislation and regulations are subject to change, and future requirements may include stricter standards and enforcement, as well as more stringent fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations.

If our project companies are unable to obtain adequate property rights for a project, including its interconnection rights, such project may be smaller in size or potentially unfeasible. The property rights necessary to construct and interconnect projects using our systems must also be insurable and otherwise satisfactory to the financing counterparties. Failure to obtain insurable property rights for a project satisfactory to our project companies’ financing counterparties would preclude our ability to obtain third-party financing and could prevent ongoing development and construction of such project. We could also incur losses as a result of development costs for sites that are not completed, which we would have to write off.

Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We have been, and continue to be, involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. Individuals and interest groups may choose to litigate the issuance of a permit for a solar thermal energy project or seek to enjoin construction of a solar thermal energy project, among other potential issues. For example, in January 2011, two lawsuits challenging the issuance of certain permits for Ivanpah were filed. The plaintiffs in the first proceeding allege that the permitting process for four large scale solar projects on federal land in California, including Ivanpah, did not comply with various federal requirements, including National Environmental Policy Act, or NEPA, Federal Land Policy Management Act, or FLPMA, the National Historic Preservation Act and the Native American Graves Protection and Repatriation Act. The second suit was brought by the Western Watersheds Project, a non-profit organization, against the U.S. Department of Interior, or DOI, alleging that the permitting process for Ivanpah did not comply with requirements under the NEPA, the Endangered Species Act, the FLPMA and the Administrative Procedure Act. While we believe the claims are without merit, unfavorable outcomes or developments relating to these proceedings, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations. See “Business—Legal Proceedings.”

We face competition from both more established renewable energy generation developers and traditional energy companies and we may not be successful in competing in this industry.

We compete with other renewable energy companies and developers as well as traditional energy companies and developers, which may have greater financial and other resources than we do. Our project companies compete with other solar companies primarily for sites with high levels of direct sunlight that can be built in a cost-effective manner, and with other energy companies for access to transmission or distribution networks. We also compete with other renewable energy developers for the limited pool of personnel with requisite industry knowledge and experience.

The solar energy market is at a relatively early stage of development, and the extent to which solar thermal technology will be widely adopted by purchasers of electricity or the EOR industry is uncertain. If our solar thermal technology proves unsuitable for widespread adoption or if demand for our solar energy systems fails to develop sufficiently, we may be unable to grow our business beyond our signed PPAs or generate sufficient sales to achieve and then sustain profitability. Renewable energy companies are competing intensely to meet the needs of utilities to provide power during periods of peak demand, in part, we believe, because utilities may be willing to pay more for reliable power on-peak than for power that is less reliable and/or delivered off-peak. Other renewable energy sources, or other technologies designed to enhance reliability of power supply during periods of peak load for utilities, may exceed our systems’ capabilities in meeting this on-peak demand. We believe our systems provide a cost-competitive solution with characteristics that are more valuable to utilities than other renewable energy technologies; however, if other sources or technologies are better able to meet the utilities’ needs, or the utilities prove unwilling to pay more for reliable on-peak power, our ability to enter highly favorable long-term PPAs in the future may be adversely affected.

Depending on the regulatory framework and market dynamics of a region, we may also compete with other renewable energy producers or traditional electricity producers when we bid on or negotiate for a long-term PPA. Furthermore, technological progress in traditional forms of electricity generation or the discovery of large new deposits of traditional fuels could reduce the cost of electricity generated from those sources and as a consequence reduce the demand for electricity from renewable energy sources, or render existing or future solar thermal energy projects uncompetitive. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Electric power plants using our systems to generate electricity rely on national and regional transmission systems and related facilities that are owned and operated by third parties and have both regulatory and physical constraints impeding access to electric markets.

Electric power plants using our systems to generate electricity in both domestic and international regions depend on electric transmission systems and related facilities owned and operated by third parties to deliver the electricity we generate and have both regulatory and physical constraints impeding access to electric markets. Electric power plants using our systems may have limited access to interconnection and transmission capacity because there may not be transmission capacity available or there are many parties seeking access to the limited capacity that is available. Electric power plants using our systems may not be able to secure access to this limited interconnection or transmission capacity at reasonable prices, in a timely fashion or at all, which could cause delays and additional costs in attempting to renegotiate the PPAs. Any such increased costs and delays could, in turn, delay the commercial operation dates of electric power plants using our systems and negatively impact our revenues and financial condition.

We may be unable to construct our solar thermal projects on time, and our construction costs could increase to levels that make a project too expensive to complete or make the return on our investment in that project less than expected.

Ivanpah is our first utility-scale project and we anticipate that our subsequent projects will be more cost efficient as we gain further experience in constructing large scale projects. However, there may be delays or unexpected developments in completing our solar thermal projects, which could cause the construction costs of these projects to exceed our expectations. Projects using our systems and where we have an ownership interest may suffer significant construction delays or construction cost increases as a result of a variety of factors, including:

•	failure to complete interconnection to transmission networks;

•	failure to secure and maintain environmental and other permits or regulatory approvals;

•	appeals of environmental and other permits or approvals that we obtain;

•	failure to obtain capital;

•	failure to obtain all necessary rights to land access and use;

•	failure to receive critical components and equipment that meet our design specifications;

•	delays in scheduled deliveries of critical components and equipment;

•	failure to receive quality and timely performance from key contractors and vendors;

•	increases in supplier costs, including those due to unexpected increases in inflation or commodity prices;

•	work stoppages or shortages of skilled labor;

•	inclement weather conditions;

•	adverse environmental and geological conditions; and

•	force majeure or other events out of our control.

Any of these factors could give rise to construction delays and construction costs in excess of our expectations. This could prevent the project from completing construction or cause significant delays, causing defaults under the project financing agreements or under PPAs that require completion of project construction by a certain time, cause the project to be unprofitable for us or otherwise impair our business, financial condition and results of operations.

If we cannot continue to develop projects to satisfy our PPAs, our ability to sell our systems will be negatively impacted and we may have significant write-offs.

If new projects fail to be completed on an ongoing basis, we may be unable to satisfy the obligations under our PPAs. Because completing the projects in our development pipeline as anticipated, or at all, involves numerous risks and uncertainties, some projects in our portfolio may not progress to construction or may be substantially delayed. From time to time, we may have to abandon and write-off projects on which we have started development. In addition, those projects that are constructed and begin operations may not meet investors’ return expectations due to schedule delays, cost overruns or revenue shortfalls or they may not generate the capacity that we anticipate or result in receipt of revenue from system sales in the originally anticipated time period or at all. An inability to maintain our development pipeline or to convert those projects into financially successful operating projects that purchase our system and satisfy our PPAs would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

Strategic business relationships will be an important factor in the growth and success of our business, particularly internationally. We have entered into a business partnership agreement with Alstom, one of our major stockholders, to jointly market and bid on projects to design and construct solar thermal power plants in the Middle East, Northern Africa, South Africa, Southern Europe and potentially other locations as we see fit. Furthermore, we are constructing a solar-to-steam EOR demonstration facility for Chevron, which is also one of our stockholders. Lastly, we selected Bechtel as the EPC contractor for Ivanpah. Bechtel is also funding a portion of our equity commitment for each of the three phases of Ivanpah pursuant to a loan agreement and is providing additional preliminary engineering work in support of our development efforts on our next projects.

There are no assurances that we will be able to identify or secure additional business relationship opportunities in the future or maintain our existing relationships. Our competitors also may capitalize on such opportunities before we do. We may not be able to offer similar benefits to other companies that we would like to establish and maintain strategic relationships with which could impair our ability to establish such relationships. Moreover, identifying such opportunities could demand substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully identify and execute on strategic relationship opportunities in the future, our overall growth could be impaired and our operating results could be materially adversely affected.

Negative public or community response to solar thermal projects could adversely affect widespread adoption of systems using our technology.

Negative public or community response to solar thermal energy projects could adversely affect our ability to sell our systems to projects using our technology and for our project companies to develop, construct and operate their projects. This type of negative response could lead to legal, public relations and other challenges that impede our project companies’ ability to meet our development and construction targets, achieve commercial operations for a project on schedule and generate revenues. For example, Ivanpah has been, and continues to be, the subject of administrative and legal challenges from groups concerned with potential environmental impacts (e.g., impacts on the California desert tortoise and other wildlife species affected by Ivanpah as originally proposed), archaeological or cultural impacts or impacts on the natural beauty of public lands. We expect this type of opposition to continue as we develop and construct existing and future projects using our systems. An increase in opposition to our requests for permits or successful challenges or appeals to permits issued to us could materially adversely affect our development plans. If we are unable to develop and construct the production capacity to the scale that we expect from our development projects in our anticipated timeframes, our business, financial condition and results of operations could be materially adversely affected.

Our industry is characterized by a limited number of purchasers for utility-scale quantities of electricity and solar steam, which restricts our ability to negotiate PPAs and solar-to-steam contracts and could expose us and projects that use our systems to additional risk.

Our industry has a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, including investor-owned power companies, public utility districts and cooperatives, as well as a limited number of possible purchasers for utility-scale quantities of solar steam that are located in areas in which we could economically produce that steam. As a result, there is a concentrated pool of potential buyers for projects using our systems that generate utility-scale quantities of electricity or solar steam, which may restrict our ability to negotiate favorable terms under new PPAs or solar-to-steam contracts and could impact our ability to find new customers for our system sales. Furthermore, if the financial condition of these utilities, power purchasers and/or steam purchasers deteriorated or the RPS and climate change programs to which they are currently subject changed, demand for electricity or solar steam generated by projects using our systems could be negatively impacted. The willingness of utilities to purchase electricity from an independent power producer may be based on a number of factors and not solely on pricing and predictability of supply. If we cannot enter into PPAs or solar-to-steam contracts on terms favorable to us, or at all, it would negatively impact our revenue and our decisions regarding development of additional projects to support sales of our systems.

Some of our PPAs have not yet been approved by the California Public Utilities Commission.

In order to be fully effective, each of our PPAs must be approved by the California Public Utilities Commission, or CPUC. It is the obligation of the utility entering into the PPA to obtain such approval. Since our founding, we have signed 14 PPAs with PG&E and SCE. Three of the PPAs are associated with Ivanpah, and we retain 11 PPAs to deliver approximately 2.2 GW of installed capacity, of which five have been approved by the CPUC. If the utility does not obtain approval by the deadline provided in the PPA (which may be extended by mutual agreement of the parties), the PPA will be subject to termination by either party thereto, which could adversely affect our business, financial condition and results of operations.

Pursuant to the terms of our existing PPAs, the failure to fulfill the performance requirements may result in the imposition of penalties or termination of the PPA.

Pursuant to the terms of the PPAs that we have entered into with PG&E and SCE, under which project companies we have formed will sell electrical output, we have deposited funds under each PPA to secure the respective project company’s obligations thereunder. If we do not meet certain milestones specified in the PPA, the entire deposit amount may be forfeited as a penalty for failure to perform, and the project company may be declared to have committed an event of default under the PPA. If we are unable to renegotiate the terms of the PPA, the PPA may be terminated. Any renegotiation of the PPAs may result in terms that are less favorable to us. Any forfeiture and event of default, or termination, whether before or after we sell majority control of the project company to third parties, could materially and adversely affect our financial condition and cash flow.

The Ivanpah Treasury Cash Grant could be recaptured by the government.

The economics of Ivanpah are heavily influenced by receipt of U.S. Department of the Treasury cash grants, or Treasury Cash Grant, aggregating approximately $570 million. The U.S. Treasury is generally required to pay the Treasury Cash Grant by the later of sixty days after a project is placed into service or sixty days after the date on which an application is submitted. After receiving a Treasury Cash Grant, the grant may be recaptured by the government if, within five years of the date the project is placed in service, any interest in the project or company is transferred to certain prohibited persons, the equipment ceases to be specified energy property or the equipment is taken out of service (other than due to an “act of God”). Specified energy property includes only tangible property (not including a building or its structural components) for which depreciation, or amortization in lieu of depreciation, is allowable. The Treasury Cash Grant program currently is available only to projects that commence construction by December 31, 2011, and this program may not be extended to future projects.

There is no guarantee that the Treasury or the tax law will recognize the cost basis that we claim in a project’s specified energy property. If the Treasury concludes that the true cost of any specified energy property is lower than the cost of that property claimed by the project companies in which we have an ownership interest, then Treasury may seek to reduce the amount of the Treasury Cash Grant that it pays to the project.

We are subject to credit and performance risk from third parties under service and supply contracts.

We enter into contracts with vendors to supply equipment, materials and other goods and services for our proprietary technology and the development and construction of solar thermal energy projects. If vendors do not perform their obligations, we may have to enter into new contracts with other vendors at a higher cost or may have schedule disruptions affecting the amount of time and expense required to compete a project. For example, some of our key components for Ivanpah, including boilers from Riley, turbines from Siemens and assembly equipment for our heliostats, as well as key components for the Coalinga Solar-to-Steam for EOR project, including branch cables, junction boxes and interconnection cables from Tyco Electronics, and pylons from Packer Steel Industries, are available from a limited or sole source of supply. Replacement of these components, where possible, may involve long lead times and result in a delay in fulfilling our obligations to projects using our systems.

When we purchase third-party solar system components, we also enter into warranty agreements with the manufacturer. However, there can be no assurance that the manufacturer will be able to fulfill its contractual obligations. In addition, these warranties generally expire within 12 to 24 months after the component delivery date or the date the component is commissioned. If we seek warranty protection and the manufacturer is unable or unwilling to perform its obligations under the warranty, whether as a result of the manufacturer’s financial condition or otherwise, or if the term of the warranty has expired, we may suffer reduced warranty availability for the affected components, which could have a material adverse effect on our business, financial condition and results of operations. Also, under such warranties, the warranty payments by the manufacturer are typically subject to an aggregate maximum cap that is a portion of the total purchase price of the components. Losses in excess of these caps may be our responsibility.

The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy.

We depend on our experienced management team and the loss of one or more key executives could have a negative impact on our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. Because the utility-scale solar industry is relatively new, there is a scarcity of top-quality employees with requisite experience, especially experience in the solar thermal energy industry. If we lose a member of the management team or a key employee, we may not be able to replace him or her. Integrating new employees into our management and engineering teams and training new employees with no prior experience in the solar thermal energy industry could prove disruptive to our operations, require a disproportionate amount of resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit or delay our development efforts, which could have a material adverse effect on our business, financial condition and results of operations.

Problems with system component quality or performance at Ivanpah may cause us to incur solar field and receiver system warranty expenses and may damage our market reputation and cause our revenue to decline.

The materials and equipment we provide to Ivanpah will be warranted by us to be free of defects in workmanship and materials for a period of 48 months following the achievement of substantial completion under the EPC contract applicable to each Ivanpah project. All warranty work includes the cost of removal, disassembly, repair, replacement and reassembly of the warranted items. Repaired or replaced work is re-warranted for an additional twelve-month period or the remainder of the original 48-month warranty period, whichever is longer, subject to a limitation that no warranty shall extend beyond 12 months following expiration of the original 48-month warranty period. We guarantee that each solar field and boiler at Ivanpah will provide sufficient steam output (at specified steam conditions set forth in the applicable EPC contract) to achieve substantial completion by the guaranteed substantial completion date. We further guarantee the achievement of at least 95% of projected plant electrical generation during at least one of the first four years of commercial operation. This guarantee excludes lost electrical generation unrelated to the solar energy system design, solar field equipment or the boiler, or due to work or services provided by others (not under subcontract to BrightSource), but will not be subject to any sublimit of liability other than the aggregate limitation of liability (100% of the contract value) under each solar field agreement between us and the project. In addition, we will provide a 48-month serial defect warranty with respect to the pylons, mirrors, pad bonds, worm and elevation drives. In the event that 20% of any such warranted items have an identical defect, a rebuttable presumption will arise that 100% of all such items are defective.

Because of the limited operating history of our solar thermal systems, we have been required to make assumptions and apply judgments regarding a number of factors, including our anticipated rate of warranty claims, the durability and reliability of our systems and the performance of our equipment, including heliostats in the field. Our assumptions could prove to be materially different from the actual long-term performance of our systems, resulting in significant operational problems for us including increased maintenance costs and inability to meet energy delivery requirements or defaults under project or financing documents. Any widespread system or component failures may damage our market reputation and cause our revenue to decline.

The production of solar energy depends heavily on suitable meteorological conditions. If solar conditions are unfavorable, our electricity production, and therefore revenue from projects using our systems, may be substantially below our expectations.

The electricity produced and revenues generated by a solar energy project will be highly dependent on suitable solar conditions and associated weather conditions, which are beyond our control. Furthermore, components of our system, such as the heliostats, could be damaged by severe weather, such as hailstorms or tornadoes. Unfavorable weather and atmospheric conditions could impair the effectiveness or require shutdown of key equipment, impeding operation of our projects, which would result in reduced energy production and decreased revenues and, if these problems persist, potential payments, deductions or defaults under key project documents, including our projects’ PPAs or other financing arrangements.

In the long term, we intend to expand our international activities, which will subject us to a number of risks.

Our long-term strategic plans include international expansion, such as through our pre-disclosed partnership with Alstom to jointly market and bid on projects in the Middle East, Northern Africa, South Africa and Southern Europe. We intend to sell our proprietary technology system and develop, construct and sell our solar thermal system in international locations. Risks inherent to international operations include the following:

•	inability to work successfully with third parties having local expertise to co-develop international projects;

•

multiple, conflicting and changing laws and regulations, including export and import restrictions, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses;

•	difficulties in enforcing agreements in foreign legal systems;

•	changes in general economic and political conditions in the countries in which we operate, including changes in government incentives relating to power generation and solar electricity;

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions;

•	difficulties and costs in recruiting and retaining individuals skilled in international business operations;

•	international business practices that may conflict with U.S. customs or legal requirements;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	fluctuations in currency exchange rates relative to the U.S. dollar; and

•	inability to obtain, maintain or enforce intellectual property rights.

Doing business in foreign markets requires us to be able to respond to rapid changes in market, legal, and political conditions in these countries. The success of our business will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political environments. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business.

Political, economic and security conditions in Israel, where all of the product research and development, engineering services and solar field supplies for our systems are located, may adversely affect our operations and may limit our ability to sell our systems.

Our Israeli subsidiary provides substantially all of our product research and development, engineering services and procurement functions for our system, including heliostats, solar boilers and control systems for all of our solar fields. Political, economic and security conditions in Israel directly affect our subsidiary employees and operations. There has been ongoing violence, primarily in the West Bank and Gaza Strip. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In addition, the sale of products manufactured in Israel may be adversely affected in certain countries by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel.

In addition, some of our employees in Israel are subject to being called on to perform military service and their absence may have an adverse effect upon our operations. Generally, unless exempt,

male adult citizens of Israel under the age of 41 are obligated to perform up to 36 days of military reserve duty annually and all such citizens are subject to being called to active duty at any time under emergency circumstances.

These events and conditions could disrupt our operations in Israel, which could materially harm our business, financial condition, future results and cash flow.

We are an international organization and we could be obligated to pay taxes in various jurisdictions.

Historically, our foreign operations have been located in Israel, but we anticipate expanding into other foreign jurisdictions in the future. As an international organization we will be subject to taxation in foreign jurisdictions with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our foreign subsidiaries, any of which could have a material impact on us and the results of our operations.

Taxing authorities could reallocate our taxable income among our subsidiaries which could increase our consolidated tax liability.

We intend to conduct operations worldwide through subsidiaries in various tax jurisdictions. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that contemporaneous documentation is maintained to support the transfer prices. On that basis, tax authorities could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which may result in a higher tax liability to us and possibly result in two countries taxing the same income, which could adversely affect our financial condition, results of operations and cash flows.

Proposed and enacted U.S. federal income tax legislation could negatively impact our effective tax rate.

Recent changes to U.S. tax law as well as other proposed tax legislation that could be enacted in the future could substantially impact the tax treatment of our non-U.S. earnings. These proposed and enacted changes include limitations on the ability to claim and utilize foreign tax credits and deferral of interest expense deductions until non-U.S. earnings are repatriated to the United States. Such legislation could negatively impact the amount of taxes payable in the United States and our effective tax rate and possibly adversely affect our results of operations.

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

Any failure to protect our proprietary rights adequately could result in our competitors offering similar solar thermal technology more quickly than anticipated, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We primarily rely on a combination of trade secrets and contractual rights, including employee and third-party nondisclosure agreements, to protect our proprietary information and know-how. We also maintain a growing patent portfolio that, as of March 31, 2011, consists of five issued U.S. patents and numerous patent applications including 11 patent applications covering solar field optimization and control, four patent applications covering our operating methods, three patent applications covering heliostat and receiver design, three patent applications covering storage and one patent application covering the integration of solar thermal systems and PV.

The protection provided by the intellectual property laws and contractual rights may be important to our future opportunities. However, the measures we take to protect our intellectual property from use by others afford only limited protection and may not be effective. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our intellectual property is difficult.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards or prohibit us from the construction and sale of our solar thermal facilities or the use of our value added system technology.

The technology incorporated into and used to develop and construct our current and future systems may be subject to claims that they infringe the patents or proprietary rights of others. Should the outcome of any such claims be unfavorable, we could be required to pay the plaintiff(s) damages and potentially be enjoined from using what the plaintiff(s) claim is their property or confidential information unless we enter into a mutually suitable arrangement. As a result, the financial condition, results of operations and cash flows of our projects could be materially and adversely affected. Third parties may allege that our projects infringe patents, trademarks or copyrights, or that we have misappropriated trade secrets, and such parties could have significantly more resources to devote to any resulting enforcement actions. These allegations could result in significant costs and diversion of the attention of management. If a claim were brought against us, and we were found to have infringed upon a third party’s intellectual property rights, we could be required to pay substantial damages, including treble damages, or be enjoined from using the technology deemed to be infringing or using or constructing systems deemed to be infringing. In addition, we may need to attempt to license the intellectual property rights from the patent holder or spend time and money to design around or avoid the intellectual property infringement. Any such license may not be available on reasonable terms, or at all, and efforts to design around or avoid the intellectual property may be unsuccessful.

We, our partners and project companies may rely on specialized structured financing arrangements to realize the benefits provided by ITCs and accelerated tax depreciation. These arrangements may limit the cash distributions we receive.

Our project companies may enter into tax equity financing transactions in which they would receive investments from tax equity investors when our projects are placed in service in return for tax benefits in our project companies. Until the tax equity investors achieve their agreed upon rate of return, they may be entitled to substantially all of the applicable project’s operating cash flow from electricity sales and related hedging activities, as well as substantially all of the project’s ITCs, accelerated depreciation and taxable income or loss. Typically, project sponsors structure tax equity financing transactions so that the tax equity investors reach their target return between five and ten years after the applicable project achieves commercial operation.

As a result, a tax equity financing may substantially reduce the cash distributions from the applicable project available to us for other uses, and the period during which the tax equity investors receive most of the cash distributions from electricity sales may last longer than expected if our solar thermal energy projects perform below our expectations.

The ability of our project companies to enter into tax equity arrangements in the future depends heavily on the extension of the expiration date or renewal of the ITCs, without which the market for tax equity financing would possibly cease to exist. Moreover, there is a limited amount of tax equity investment capital and a limited number of potential tax equity investors. Solar thermal energy developers must compete with other renewable energy developers and others for tax equity financing. In addition, conditions in financial and credit markets generally may result in the contraction of available tax equity financing. As the renewable energy industry expands, the cost of tax equity financing may increase and there may not be sufficient tax equity financing available to meet the total demand in any year. If our project companies are unable to enter into tax equity financing agreements with attractive pricing terms or at all, they may not be able to use the tax benefits provided by ITCs and accelerated tax depreciation in the manner they do so today, which could have a material adverse effect on our business, financial condition and results of operations.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these accounting standards or the questioning of current reporting practices may adversely affect our reported financial results or the way we conduct our business.

We are not able to insure against all potential risks and may become subject to higher insurance premiums.

Our business is exposed to the risks inherent in the development, construction and operation of solar thermal energy projects, such as breakdowns, manufacturing defects, natural disasters, terrorist attacks and sabotage. We are also exposed to environmental risks. We have insurance policies covering certain risks associated with our business. Our insurance policies, however, do not cover losses as a result of force majeure, natural disasters, terrorist attacks or sabotage, among other things. We generally do not maintain insurance for certain environmental risks, such as environmental contamination. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed at all or on similar or favorable terms. A serious uninsured loss or a loss significantly exceeding the limits of our insurance policies or the failure to renew our insurance policies on similar or favorable terms could have a material adverse effect on our business, financial condition and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are beyond our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of any companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.

Our largely unproven mirror cleaning equipment may perform below our expectations.

The primary maintenance activity for solar thermal projects using our systems will be the routine and continuous washing of reflective mirror surfaces. We anticipate each mirror may need to be cleaned every two weeks to prevent a buildup of dust which would significantly degrade the system performance. Mirrors will be washed at night by a dedicated crew using specialized mobile equipment. A truck is being designed that will bring purified water simultaneously to a number of mirrors. We are still designing and testing the specialized equipment to be used in this process. If the mirror washing equipment and process are not effective, actual operating costs may be substantially higher than forecasted or total electrical production may fall short of estimates.

Our headquarters and some of our development sites are located in active earthquake zones, and an earthquake or other types of natural disasters affecting us or our suppliers could cause resource shortages and disrupt and harm our results of operations.

We conduct our executive and administrative operations in the San Francisco Bay Area, which is an active earthquake zone, and certain of our project companies, development sites and suppliers conduct their operations in the same region or in other locations that are susceptible to natural disasters. In addition, California and some of the locations where certain of our suppliers are located, from time to time, have experienced shortages of water, electric power and natural gas. The occurrence of a natural disaster, such as an earthquake, drought, flood or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us or our suppliers, could cause a significant interruption in our business, damage or destroy our facilities or those of our suppliers or the manufacturing equipment or inventory of our suppliers, and cause us to incur significant costs, any of which could harm our business, financial condition and results of operations. The insurance we maintain against fires, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

Risks Related to This Offering and Ownership of Our Common Stock

Our share price may be volatile and you may be unable to sell your shares at or above the initial public offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	unanticipated development or construction delays or other changes in our project plans;

•	announcements of technological innovations or new products by us or our competitors;

•	adverse announcements regarding systems performance;

•	reductions in the retail price of electricity, to the extent projects are negotiating PPAs;

•	additions or departures of key personnel;

•	the failure of securities analysts to cover our common stock after this offering or updates or changes in financial estimates or recommendations by securities analysts;

•	the inability to meet the financial estimates of securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	disputes or other developments related to our intellectual property rights, including litigation, and our ability to obtain and maintain patent protection for our technology;

•	changes in laws, regulations and policies applicable to our business and products, particularly those relating to government incentives for solar energy;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us or our stockholders;

•	market conditions in our industry and industries of our customers; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, certain companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

There has been no prior market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value and increase the volatility of your shares of common stock. An active market may also impair our ability to raise capital by selling shares of common stock and may impair our ability to acquire other companies or technologies by using our shares of common stock as consideration.

We will incur increased costs and our management will face increased demands as a result of operating as a public company.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as related rules implemented by the SEC, and                            , impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to maintain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of director or as our executive officers.

In addition, the Sarbanes-Oxley Act requires, or will require, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, our stock price could decline, and we could face sanctions, delisting or investigations by                    , or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately    % of our outstanding shares of common stock. In particular, VantagePoint Capital Partners will beneficially own approximately    % and Alstom will beneficially own approximately    % of our outstanding shares of common stock upon completion of this offering. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Anti-takeover provisions in our charter documents and Delaware law, as well as restrictions and covenants in our DOE-guaranteed loan facility, could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents will include the following provisions:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•

establishing a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	requiring that directors only be removed for cause; and

•	limiting the determination to our board of directors then in office with respect to the number of directors on our board and the filling of vacancies or newly created seats on the board.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without the prior approval of our board of directors or the holders of substantially all of our outstanding common stock.

These provisions of our charter documents and Delaware law, alone or together, could delay or deter hostile takeovers and changes in control or changes in our management. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will experience immediate and substantial dilution of your investment. Based upon the issuance and sale of            shares of common stock by us at an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus), you will incur immediate dilution of approximately $            in the pro forma net tangible book value per share if you purchase shares of our common stock in this offering.

As of April 15, 2011, we had outstanding options and warrants to purchase approximately 9,508,820 shares of common stock assuming certain debt is repaid by June 30, 2011, or 9,638,859 shares of common stock assuming certain debt is not repaid by June 30, 2011, with exercise prices that are below the assumed initial public offering price of the common stock. To the extent that these options and warrants are exercised, you will experience further dilution.

You may experience dilution of your ownership interest due to the future issuance of additional shares of our common stock.

We are in a capital intensive business, and may not have sufficient funds to finance the growth of our business, the construction costs of our development projects or to support our projected capital expenditures. As a result, we will require additional funds from further equity or debt financings, including tax equity financing transactions or sales of preferred shares or convertible debt to complete the development of new projects and pay the general and administrative costs of our business. In the future, we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of common stock offered hereby. Under our amended and restated certificate of incorporation and bylaws, we will be authorized to issue            shares of common stock and shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of additional shares of common stock or preferred stock or convertible debt may create downward pressure on the trading price of our common stock. We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in future public offerings or private placements for capital raising purposes or for other business purposes, potentially at an offering price, conversion price or exercise price that is below the offering price for common stock in this offering.

A significant portion of our total outstanding shares may be sold into the public market in the future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” and “Shares Eligible for Future Sale” sections of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our

common stock. After this offering, we will have              shares of common stock outstanding (assuming an initial public offering price at the midpoint of the range set forth on the cover of this prospectus). This includes the              shares that we are selling in this offering (plus any shares issued upon exercise of the underwriters’ overallotment option), which may be resold in the public market immediately. The remaining              shares, or     % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below:

•	shares will be eligible for sale immediately upon completion of this offering; and

•

             shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act.

The lock-up agreements expire 180 days after the date of this prospectus, except that the 180-day period may be extended in certain cases for up to 33 additional days under certain circumstances where we announce or pre-announce earnings or a material event occurs within 17 days prior to, or 15 days after, the termination of the 180-day period. Goldman, Sachs & Co. may, with our consent, and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Following this offering, holders of                shares of our common stock not sold in this offering and holders of warrants to purchase an aggregate of              shares of common stock not sold in this offering will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock—Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders could sell those shares in the public market without being subject to the volume and other restrictions of Rule 144 and Rule 701.

After the completion of this offering, we intend to register approximately              shares of common stock that have been reserved for future issuance under our stock incentive plans. Of these              shares, shares will be eligible for sale upon the exercise of outstanding options that will be vested after the expiration of the lock-up agreements.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of the net proceeds from this offering and you will be relying on their judgment in applying these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the performance of our proprietary technology, which has a short history, when implemented on utility-scale projects;

•	the successful implementation of Ivanpah, our first utility-scale solar thermal power plant, as well as the Coalinga Solar-to-Steam for EOR project;

•	our ability to finance the growth of our business, including the development and construction of solar thermal energy projects using our systems;

•	our dependence on federal, state and local government support for renewable energy sources, which are subject to change;

•	our ability to further refine and develop improved technologies;

•	locating sites, securing site control and permitting suitable operating sites for projects using our systems;

•	our ability to compete against more established renewable energy generation developers as well as traditional energy companies;

•	our ability to procure and maintain the permits necessary to construct projects;

•	our ability to identify adequate strategic relationship opportunities or form strategic relationships in the future;

•	our ability to timely fulfill our obligations under our existing power purchase agreements;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to successfully navigate the risks related to international expansion;

•	the political, economic and security conditions in Israel where all of the product development, engineering services and solar field supplies for our system are located;

•	our ability to protect our intellectual property; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million ($             if the underwriters’ option to purchase additional shares is exercised in full) based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital. Pending such uses, we intend to invest the net proceeds from the offering in interest-bearing, investment grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Our term loan contains limitations on our ability to issue dividends.

CAPITALIZATION

The following table sets forth cash and cash equivalents and our capitalization as of December 31, 2010:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the conversion of all of our shares of convertible preferred stock outstanding as of December 31, 2010 into 59,185,656 shares of common stock upon the completion of this offering (which does not give effect to any additional shares of common stock issuable upon conversion of the Series E preferred stock, as described below); (ii) the issuance of 19,950,288 shares of Series E preferred stock after December 31, 2010 and the conversion of those shares into 19,950,288 shares of our common stock upon the completion of this offering (which does not give effect to any additional shares of common stock issuable upon conversion of the Series E preferred stock, pursuant to the conversion adjustment described below); (iii) the issuance of             shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at the initial public offering price of $ per share; (iv) the closing of the Ivanpah financing; and (v) the effectiveness of our amended and restated certificate of incorporation in Delaware immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis as of such date to give effect to the pro forma adjustments and receipt and application of the net proceeds from the sale by us of             shares of common stock offered hereby at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus).

Our capitalization following the closing of this offering may be adjusted based upon the actual initial public offering price and other terms of the offering determined at pricing. The number of shares of our common stock actually issued upon the conversion of our outstanding shares of Series E preferred stock, which will occur immediately prior to the completion of this offering, depends in part on the actual initial offering price of our common stock in this offering. This is because the terms of our Series E preferred stock provide that the ratio at which each share of Series E preferred stock automatically converts into shares of our common stock in connection with a qualified IPO (for which this offering will qualify) will increase if the initial offering price per share of common stock in the qualified IPO is below a specified minimum dollar amount, which would result in additional shares of common stock being issued upon conversion of the Series E preferred stock. In the event the actual initial public offering price is lower than $             per share, the shares of Series E preferred stock will convert into a larger number of shares of common stock; if the initial public offering price is equal to the midpoint of the range on the cover of this prospectus, the Series E preferred stock would convert into             shares of common stock. A $1.00 decrease in the initial public offering price would increase by             , and a $1.00 increase in the initial public offering price would decrease by             , the number of shares of common stock issuable upon conversion of the Series E preferred stock.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2010
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Cash, cash equivalents	$37,785	$	$

Current portion of long-term debt	$78,373	$	$
Long-term debt, less current portion	7,180
Preferred stock warrant liability	840
Common stock warrant liability	0

Temporary equity:
Convertible Preferred Stock, $0.0001 par value; 17,658,056 shares authorized, 3,142,576 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	27,071
Stockholders’ equity (Permanent Equity):
Convertible Preferred Stock, $0.0001 par value; 56,363,705 shares authorized, 56,043,080 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	5
Preferred Stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	0
Common Stock $0.0001 par value; 120,000,000 shares authorized, 14,842,578 issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	336,068
Accumulated deficit	(177,271)

Total stockholders’ equity	158,803

Total capitalization	$310,052	$	$

The number of shares of common stock set forth in the table above excludes:

•	9,122,581 shares issuable upon the exercise of options outstanding as of April 15, 2011 at a weighted average exercise price of $2.75 per share under our 2006 Stock Plan;

•

             shares issuable upon exercise of warrants outstanding as of April 15, 2011 at a weighted average exercise price of $             per share assuming certain debt is repaid by June 30, 2011 or              shares issuable upon exercise of warrants outstanding as of April 15, 2011 at a weighted average exercise price of $             per share assuming such debt is not repaid by June 30, 2011 (of which we expect warrants to purchase             shares will be exercised immediately prior to completion of this offering);

•	5,891,514 shares reserved for issuance upon exercise of options that may be granted subsequent to April 15, 2011 under our 2006 Stock Plan;

•

12,000,000 shares of common stock reserved for future issuance under our 2011 Omnibus Incentive Plan, which will become effective upon the completion of this offering (plus the shares reserved for issuance under our 2006 Stock Plan that are not issued or subject to outstanding grants at the completion of this offering) and which will also contain provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Stock Plans”; and

•

1,000,000 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective upon the completion of this offering and will also contain provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Stock Plans.”

DILUTION

As of December 31, 2010, our pro forma net tangible book value was approximately $158.8 million or $10.70 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total tangible liabilities and convertible preferred stock divided by the total number of shares of common stock outstanding, pro forma after giving effect of the issuance of shares of common stock upon the conversion of all outstanding shares of our preferred stock effective immediately prior to the completion of this offering and the issuance of shares of common stock upon the assumed net exercise of warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $            per share. After giving effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $             per share, and the adjustments set forth above, our pro forma net tangible book value as of December 31, 2010 would have been $             or $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors.

Assumed initial public offering price per share		$
Pro forma net tangible book value per share before this offering	$
Increase attributable to new investors

Pro forma as adjusted net tangible book value after this offering

Dilution per share to new investors		$

The following table summarizes on a pro forma basis, as of December 31, 2010, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100.0%		$	100.0%

The number of shares purchased from us by existing stockholders, and the per share calculations derived from such number of shares, in this “Dilution” section are based on our common stock outstanding as of December 31, 2010, after giving effect to the conversion of all of our convertible preferred stock outstanding as of December 31, 2010 into common stock and the issuance of             shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at the initial public offering price of $             per share. The number of shares purchased from us by existing stockholders excludes:

•

the issuance of 19,950,288 shares of Series E preferred stock after December 31, 2010 and the conversion of those shares into 19,950,288 shares of our common stock immediately prior to the completion of this offering;

•	9,122,581 shares issuable upon the exercise of options outstanding as of April 15, 2011 at a weighted average exercise price of $2.75 per share under our 2006 Stock Plan;

•

             shares issuable upon exercise of warrants outstanding as of April 15, 2011 at a weighted average exercise price of $             per share assuming certain debt is repaid by June 30, 2011 or              shares issuable upon exercise of warrants outstanding as of April 15,

2011 at a weighted average exercise price of $             per share assuming such debt is not repaid by June 30, 2011 (of which we expect warrants to purchase             shares will be exercised immediately prior to completion of this offering);

•	5,891,514 shares reserved for issuance upon exercise of options that may be granted subsequent to April 15, 2011 under our 2006 Stock Plan;

•

12,000,000 shares of common stock reserved for future issuance under our 2011 Omnibus Incentive Plan, which will become effective upon the completion of this offering (plus the shares reserved for issuance under our 2006 Stock Plan that are not issued or subject to outstanding grants at the completion of this offering) and which will also contain provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Stock Plans”; and

•

1,000,000 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective upon the completion of this offering and will also contain provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the notes thereto and the other information contained in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010, have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the balance sheet data as of December 31, 2006, 2007 and 2008, are derived from audited consolidated financial statements not included in this prospectus. The historical results presented below are not necessarily indicative of results to be expected for any subsequent period.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	$550	$4,362	$7,082	$11,573	$13,494
Cost of revenues	550	4,072	17,214	19,014	31,457

Gross profit (loss)	—	290	(10,132)	(7,441)	(17,963)

Operating expenses:
Research and development(1)	629	8,576	16,645	9,717	8,551
Project development(1)	147	3,862	8,397	12,392	18,226
Marketing, general and administrative(1)	747	5,040	10,619	14,331	24,367

Total operating expenses	1,523	17,478	35,661	36,440	51,144

Loss from operations	(1,523)	(17,188)	(45,793)	(43,881)	(69,107)
Interest income (expense), net	(12)	1,031	1,673	(150)	(1,949)
Other income (expense), net	—	458	(488)	268	(553)

Loss before income taxes	(1,535)	(15,699)	(44,608)	(43,763)	(71,609)
Provision for income taxes	—	8	10	17	22

Net loss	$(1,535)	$(15,707)	$(44,618)	$(43,780)	$(71,631)

Net loss per share of common stock, basic and diluted(2)	$(0.15)	$(1.56)	$(4.42)	$(4.03)	$(4.93)

Shares used in computing net loss per share of common stock, basic and diluted(3)	10,563,118	10,100,204	10,084,167	10,853,073	14,527,834

Pro forma net loss per share of common stock, basic and diluted(4)					$(1.12)

Weighted average shares used in computing the pro forma net loss per share of common stock, basic and diluted					63,684,677

	Year Ended December 31,
	2006	2007	2008	2009	2010
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,437	$26,236	$102,513	$18,780	$37,785
Property and equipment, net	190	593	2,182	6,471	14,479
Capitalized project costs	—	—	1,790	29,474	118,355
Working capital	8,274	26,065	78,989	2,930	7,929
Total assets	10,143	34,013	126,531	93,812	316,115
Preferred stock warrant liability	—	—	—	—	840
Long-term liabilities, less current portion	305	346	186	4,194	11,905
Temporary equity	—	—	—	—	27,071
Total stockholders’ equity	8,837	29,742	100,607	58,716	158,803

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Research and development	$—	$49	$120	$218	$264
Project development	—	46	273	374	675
Marketing, general and administrative	—	298	575	816	1,398

Total	$—	$393	$968	$1,408	$2,337

(2)	Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share of common stock is computed by dividing the net loss by the weighted-average number of shares of common stock, excluding common stock subject to repurchase, and, if dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of stock options to purchase shares of our common stock and warrants to purchase shares of our convertible preferred stock (using the treasury stock method) and the conversion of our convertible preferred stock (using the if-converted method). For purposes of these calculations, potential shares of common stock have been excluded from the calculation of diluted net loss per share of common stock as their effect is anti-dilutive since we generated a net loss in each period.
(3)	The basic and diluted net loss per share computation excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of options and warrants to purchase common stock as their effect would be anti-dilutive. See note 16 of the notes to our consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted loss per share.
(4)	Pro forma basic and diluted net loss per share of common stock has been computed to give effect to (i) the conversion of the convertible preferred stock into common stock and (ii) the issuance of shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at the initial public offering price of $ per share. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from remeasurements of the convertible preferred stock warrant liability as it is assumed that these warrants will be exercised immediately prior to a qualifying initial public offering and will no longer require periodic revaluation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading solar thermal technology company that designs, develops and sells proprietary systems that produce reliable, clean energy in utility-scale electric power plants. Our systems use proprietary solar power tower technology to deliver cost-competitive renewable electricity with characteristics highly valued by utilities, such as reliability and consistency. Our systems are also used by industrial companies to create high-temperature steam for use in applications such as thermal enhanced oil recovery, or EOR.

In implementing systems using our proprietary technology, we partner with several parties to develop utility-scale solar electric power plants. These parties include engineering, procurement and construction, or EPC, contractors; boiler suppliers; turbine suppliers; and financing parties that may consist of strategic and/or financial investors. For instance, at the Ivanpah Solar Electric Generating System, or Ivanpah, a 392 megawatt, or MW, (gross) project that commenced construction in October 2010, Bechtel is the EPC contractor, Riley Power is the boiler supplier, Siemens is the turbine supplier, and NRG Solar and a Google Inc. affiliate, are together the controlling equity investors.

While we primarily sell systems using our proprietary technology, we also act as the system architect for the layout and optimization of the solar field. In addition, we provide technical services related to the design, engineering and operation of our systems and may provide overall project development services. During the construction phase of a project, we receive revenue from the sale of our proprietary technology. For the projects where we lead development, we initially expect to own 100% of the equity in the projects. A project’s assets are typically held by a special purpose entity that we refer to as a project company. We intend to ultimately sell the majority of the equity in these project companies to third parties while retaining a minority equity interest, as we did with Ivanpah. Outside of the United States, we may or may not have ownership interests in such projects using our systems.

Since our founding in 2004, we have executed 14 power purchase agreements, or PPAs, to deliver approximately 2.6 GW of installed capacity to two of the largest electric utilities in the United States, Pacific Gas and Electric Company, or PG&E, and Southern California Edison, or SCE. We believe these PPAs represent the largest utility-scale solar pipeline in the United States and represent over $4 billion of revenue opportunity for us, achievable through sales of our systems. As the first step in fulfilling our obligations under the PPAs, in 2010 we commenced construction of Ivanpah, a project comprised of three concentrating solar thermal power plants on a 3,600 acre site in California’s Mojave Desert. When commissioned, Ivanpah will have a gross installed capacity of 392 MW and satisfy three of the PPAs. We have a development site portfolio of approximately 110,000 acres under our control, including two sites in advanced development, in California and the U.S. Southwest. This portfolio is ideally suited for solar power generation and has the potential to accommodate approximately 11 GW of installed capacity.

In 2007, we entered the thermal EOR business after Chevron selected our technology through a competitive process. After winning the business, we signed a contract with Chevron in 2008 to provide a 29 MWth EOR facility in Coalinga, California.

From our inception through December 31, 2010, we have recognized $37.1 million in revenue. As of December 31, 2010, we had an accumulated deficit of $177.3 million. We experienced net losses of $44.6 million for the year ended December 31, 2008, $43.8 million for the year ended December 31, 2009 and $71.6 million for the year ended December 31, 2010.

Opportunities, Challenges and Risks

Globally, the solar industry has experienced significant growth in recent years. There has been increased demand for solar energy as costs for electricity generated from solar resources have become more competitive relative to fossil fuel generation and as a result of government incentives and mandates, such as state renewable portfolio standards, or RPS, in the United States. We expect the increasing demand for energy generated from solar and other renewable resources and changes in government regulation to be the most significant trends affecting our industry today and in the immediate future.

Although other opportunities, challenges and risks may impact our operations and financial condition, including many that we do not or cannot foresee, we believe that our results of operations and financial condition for the foreseeable future will be affected by several key opportunities, challenges and risks. These include our pipeline execution and business development, financing requirements and governmental programs and incentives, as described below.

Our Pipeline Execution and Business Development

We expect to generate the majority of our revenues from sales of our systems to utility-scale solar thermal power plants. The economic feasibility of these plants is materially affected by electricity market prices. PPAs are contracts that provide for the purchase of electricity at an agreed-upon price for a specified period of time. Long-term PPAs, which may be as long as 20 to 25 years for solar projects, provide a predictable revenue stream and significantly limit the impact of market price variability. We believe this type of PPA substantially enhances the ability to obtain long-term, non-recourse financing which is generally considered critical for solar projects such as ours.

Since our founding, we have signed 14 PPAs with PG&E and SCE to deliver approximately 2.6 GW of installed capacity. We attempt to match each signed PPA with a site in our development portfolio that is consistent with and fulfills the requirements of the PPA. Depending on the size of a given site, multiple PPAs can be associated with it. For example, three of the PPAs we signed are associated with Ivanpah, and we retain 11 PPAs to deliver approximately 2.2 GW of installed capacity. As part of meeting our obligations under these 11 PPAs, we have a robust development site portfolio comprised of approximately 110,000 acres of land under our control across California and the U.S. Southwest. This site portfolio has the potential to accommodate approximately 11 GW of installed capacity. We currently have two sites in advanced development, Rio Mesa Solar and Hidden Hills Ranch, each located in California. Rio Mesa Solar consists of approximately 6,600 acres and Hidden Hills Ranch consists of approximately 10,000 acres. We are developing the other sites in our portfolio and working to identify new sites with attractive characteristics for utility-scale solar thermal power plants. In addition, we are actively working to secure additional PPAs, which we intend to match with sites in our portfolio.

Ivanpah, the first project that will deliver power to serve PPAs that we have signed, is comprised of three concentrating solar thermal power plants. This project is located on a 3,600 acre site in California’s Mojave Desert and will have a gross installed capacity of 392 MW. Construction of Ivanpah began in October 2010 and operations for the first phase are scheduled to commence in 2013, with the second and third phases expected to follow within one year. All three Ivanpah phases have fully-

committed equity and debt financing to fund construction costs, together with other project costs such as interest during construction, sales tax, mitigation and development costs, interconnection costs, cost contingencies and debt reserves. In April 2011, the U.S. Bureau of Land Management, or BLM, advised that it will require the issuance of a revised biological opinion by the U.S. Fish & Wildlife Service, or FWS, prior to providing permission to proceed with the construction of Ivanpah’s second and third phases. Any delay by the BLM, California Energy Commission, or CEC, and/or FWS in delivering required approvals or opinions could have a material adverse effect on the schedule for Ivanpah’s second and third phases and our business.

In addition to executing on our existing pipeline of PPAs, we are focused on identifying additional opportunities to sell our systems in targeted international and domestic markets. We are partnering with Alstom on bids for projects in international markets, such as the Middle East, Northern Africa, South Africa and Southern Europe. For example, in March 2011, we jointly submitted a bid with Alstom in response to a tender process conducted by the State of Israel for a 110 MW solar thermal power plant near Ashalim, Israel. We also intend to pursue additional opportunities for the development of large scale thermal EOR projects using our systems globally. Our Coalinga Solar-to-Steam for EOR project in California developed in partnership with Chevron represents our first thermal EOR project and is expected to commence operations in the second half of 2011. We believe that solar-to-steam applications of our systems, such as thermal EOR, represent a significant growth opportunity.

Financing Requirements

Development and construction of large scale solar thermal facilities is capital intensive. As a result, the ability to access capital efficiently and effectively is crucial to our growth strategy. For example, Ivanpah received a $1.6 billion loan, guaranteed by the U.S. Department of Energy, or DOE, and funded by the Federal Financing Bank, a branch of the U.S. Department of Treasury, or U.S. Treasury. In addition, Ivanpah has received a total equity commitment of $598 million, consisting of $300 million from NRG Solar, $168 million from a Google Inc. affiliate and $130 million from us. While Ivanpah has fully committed financing, executing on our pipeline and expanding our business requires significant additional capital. We do not currently anticipate raising additional capital to fund our development efforts for sites currently under our control. Once Ivanpah and the Coalinga Solar-to-Steam for EOR project are operational, we expect to be able to access the traditional project finance and capital markets to construct future projects. Prior to that time, we may add or accelerate projects or sites to the extent capital is available on terms we believe are commercially attractive.

Governmental Programs and Incentives

U.S. Renewable Portfolio Standards:    Among the more significant factors driving growth in our business in the United States are state-mandated RPS. We expect to continue to benefit from the increasing demand for renewable energy as a result of favorable legislation adopted by over half of the states, including our initial target markets in California and the U.S. Southwest. In each of these states, relevant legislation currently requires an increasing percentage of the electricity supplied by electric utility companies operating in such states be derived from renewable energy resources until certain pre-established goals are met. We expect that the additional demand for renewable energy from utilities in such states will create additional opportunities for us to expand our business.

U.S. Federal Tax and Economic Incentives:    We utilize U.S. federal government programs supporting renewable energy, which enhance the economic feasibility of developing our projects. The key federal programs include ITCs, cash grants in lieu of ITCs and loan guarantees under the ARRA, and accelerated depreciation of renewable energy property. In April 2011, we closed the $1.6 billion construction and term loan facility guaranteed by the DOE to help finance construction of Ivanpah. Ivanpah also qualifies for cash grants in lieu of ITCs in the aggregate amount of approximately

$570 million, which are expected to be paid within 60 days after each project is placed in service. We may apply for additional federal loan guarantees and cash grants for future projects if they remain available; however, our financing strategy for future projects does not contemplate the use of federal loan guarantees or cash grants.

International Government Incentives:    Outside of the United States, we expect that a variety of governmental initiatives and the adoption of programs designed to encourage clean renewable and sustainable energy sources at the national, provincial and local levels will create new opportunities for the development of new solar projects.

Basis of Presentation

The following describes certain line items in our statements of operations:

Revenues

We primarily sell systems using our technology to utility-scale solar thermal power projects. We also sell systems using our technology to oil and gas production companies pursuing thermal EOR activities. We also generate revenue from technical services provided to the long-term owners of projects using our systems. In addition to selling systems into our project companies, we also expect to generate revenue through system sales and licensing arrangements with development partners, particularly in key markets outside of the United States.

We generally recognize revenue over the development and construction periods of the projects to which we sell, which typically extend over multiple years. Revenues may be deferred, either in part or in whole, dependent on post-delivery obligations or guarantees such as installation, customer acceptance or performance guarantees. Our continued investment and other potential forms of continuing involvement in these projects may restrict the amounts that we are able to recognize as revenue.

Our sales are typically to project companies that have been formed to facilitate our project development and construction activities. Depending upon our ownership interest, degree of control and influence over the project companies, we may consolidate these entities, and therefore will not recognize any revenue associated with the sales of our systems or services. For those project companies that are not consolidated, we will recognize revenues associated with the sales of our systems and provision of services.

We anticipate that we will sell ownership interests in the project companies, or may otherwise experience a change in the degree of control we exercise over them. When this occurs, we must consider whether we should continue to consolidate the operations of the project companies. When appropriate, we will deconsolidate the project company that had been previously consolidated and will only then recognize revenue from sales to that entity, subject to the conditions discussed above. Revenue from our sales to an unconsolidated project company may be limited by our continued investment in that entity, and so revenues that are recognized in our financial statements may be less than the total sales to these project companies. For example, if we retain a 10% ownership interest in a project company, we will generally only recognize 90% of the revenue from our sales to that project company. See our discussion of critical accounting policies below and in Note 2 to the Consolidated Financial Statements for additional information regarding our policies for consolidation and deconsolidation of project companies.

The sales of our interests in project companies are generally deemed real estate transactions as we will typically have gained control of land or land rights. Sales of these interests are generally not deemed revenue, with gains or losses from these transactions normally recorded as other gains and losses on the statements of operations. Please refer to “—Critical Accounting Policies and Estimates” for further information regarding our consolidation and revenue recognition policies.

Through December 31, 2010, our revenues have been primarily associated with two projects, Ivanpah and the Coalinga Solar-to-Steam for EOR project.

•

Ivanpah:    Prior to April 2011, substantially all of our revenue associated with Ivanpah has been derived from sales of development services to Solar Partners II, LLC, one of the project companies formed to facilitate the development of Ivanpah. From March 2007 to October 2009, we were an investor in this project company but did not consolidate the entity as we were not considered the primary beneficiary. Therefore, revenue relating to services provided to this entity was recognized as the services were delivered through October 2009. After October 2009, as a result of our acquisition of additional interests, this entity was consolidated and all subsequent activity, which had previously been reported as revenue, was eliminated in consolidation. Beginning in the fourth quarter of 2010, construction of Ivanpah commenced. In April 2011, we closed the financing of Ivanpah, which included the transfer of a majority of the project’s equity to third party investors. Our share of the taxable income, cash distributions and voting rights of Ivanpah will be approximately 14% compared to our total equity commitment of approximately 22%. Consistent with this 14% ownership interest, we will recognize revenue with respect to approximately 86% of our sales to the project.

•

Coalinga Solar-to-Steam for EOR project:    All revenue from the Coalinga Solar-to-Steam for EOR project located in Coalinga, California has been associated with solar field supply sales and services. The current contract value is $27.7 million, of which $23.1 million has been recognized through December 31, 2010. We recognize revenue on this contract using the percentage-of-completion method of accounting, with revenue measured as the percentage of cost incurred to date to the total estimated costs to complete the contract. Target completion of construction, start-up and commissioning is the second half of 2011. This fixed price contract for the Coalinga Solar-to-Steam for EOR project was entered into at a loss for the purpose of developing a large scale solar thermal project utilizing our systems and to demonstrate the viability of systems using our technology for EOR.

Cost of Revenues and Gross Profit (Loss)

Cost of revenues includes cost of materials, labor costs, overhead, amortized tooling costs, shipping and logistics costs, engineering support, other development expenses and testing, and reserves for estimated warranty costs and reserves for performance guarantees. Cost of revenues vary significantly between periods depending on the level of billable development activity and changes in our percentage of ownership in a particular project. The applicable Ivanpah project contracts and the Coalinga Solar-to-Steam for EOR project contract are accounted for under construction accounting. If the estimated total costs to complete our scope of supply under a construction accounting contract are in excess of the contract value, the contract is considered a “loss contract”, as is the case for the Coalinga Solar-to-Steam for EOR project. As a loss contract, any changes in the underlying estimates which increase the expected loss are recognized in the period the changes occurred.

We anticipate a significant increase in engineering, procurement, quality assurance and other costs associated with our cost of revenue as we source and deliver our solar technologies and services into Ivanpah and future projects.

We define our gross profit (loss) as our total revenues less our total cost of revenues, and our gross margin as our gross profit (loss) expressed as a percentage of total revenue.

Operating Expenses

Our operating expenses include research and development, project development and marketing, general and administrative expenses. Operating expenses are subject to substantial fluctuation between periods depending on the status of projects under development. As projects meet our criteria for project capitalization, project development costs that were expensed in prior periods will be prospectively capitalized, and our operating expenses in such future periods will be reduced by the amount of the costs that we capitalize. Costs which were expensed in preceding periods are not capitalized. The criteria for project capitalization include control of the underlying properties, a determination that the site can be developed as planned and the linking of an off-take agreement, such as a PPA, to a site or other viable economic justification for constructing the project. Upon achieving these milestones, we capitalize on a prospective basis all costs of design, development, construction and other costs directly associated with the development of the projects. We do not typically capitalize research and development or marketing, general and administrative costs; however, costs that are directly linked to development of the project, such as legal and regulatory costs associated with the project or personnel assigned to support project specific development activities, may be capitalized if deemed eligible. If it should be determined that a project is no longer viable, any costs that had been previously capitalized would be immediately expensed in the period the determination is made.

Research and Development

Research and development expenses consist primarily of personnel costs for our teams in engineering and research, prototyping expense, contract and professional services, and amortized equipment expense. Research and development expenses also include the costs of operating our Solar Energy Development Center, or SEDC, in Israel. We expense research and development costs as incurred.

We consider continued research and development key to our business and devote considerable effort and resources to enhance the efficiency, reliability and capacity factor of our solar thermal technology to maintain our competitive advantage over alternative technologies. Subsequent to the completion of our SEDC facility and the transition of Ivanpah from a development activity into design and construction, our expenditures in research and development have decreased significantly. However, we anticipate that research and development expenses will increase in terms of dollar amounts and will decline as a percentage of revenue.

Project Development

Project development expenses consist primarily of land options, land leases, transmission access and integration costs, third-party engineering studies, environmental surveys, legal and consulting fees, and other direct costs associated with identification and development of suitable sites for our solar thermal power facilities. Also included are personnel costs for our teams in site acquisition, transmission, environmental, regulatory and project engineering. We expense all costs associated with our project development activities until such time as we achieve our capitalization milestones. If a project is abandoned or deemed to be no longer viable, all capitalized costs are expensed in the period the abandonment occurs. Depending upon the timing of when a project becomes subject to capitalization, or if a project previously subject to capitalization is abandoned, there may be significant differences in project development expense between periods.

We consider our project development activities integral to our effort to grow the market for our technologies and will continue to expend significant effort and expense to grow our portfolio of projects. We expect that project development will increase in terms of dollar amounts but will decline as a percentage of revenue as a result of increased product sales.

Marketing, General and Administrative

Marketing, general and administrative expenses consist primarily of personnel and facilities costs related to our marketing, executive, finance, human resources, information technology and legal functions, as well as fees for professional and contract services. We expense marketing, general and administrative costs as incurred.

As our business has grown, we have increased our expenditures on marketing, general and administrative functions necessary to support this growth. Following the offering, we will incur additional marketing, general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, the cost of an investor relations function, costs related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and increased director and officer insurance premiums. We expect marketing, general and administrative services will continue to increase in terms of dollar amounts but will decline as a percentage of revenue as we continue to grow and expand our operations, increase our marketing team to handle our expanding business activity, expand into international markets and transition to becoming a public company.

Interest Income (Expense), Net

Interest income (expense), net consists of interest earned on cash balances and short-term investments less interest paid on outstanding borrowings. We have historically invested our available cash balances in money market funds, short-term U.S. Treasury obligations and commercial paper. We expect interest expense to increase in absolute dollars as we expand our operations to the extent we utilize debt financing to fund this expansion. We anticipate that interest associated with the financing of construction on projects in which we are an investor will not be reflected in our financial statements as interest expense but rather will be capitalized to the project companies to the extent they qualify.

Other Income (Expense), Net

Other income (expense), net consists primarily of transaction gains and losses on our foreign currency-denominated assets and liabilities and the change in the fair value of our convertible preferred stock warrant liability. Our primary foreign currencies are the euro and the Israeli shekel. We expect our transaction gains and losses will vary depending upon movements in the underlying exchange rates. In the future, other income (expense), net may include gains or losses on the sales of equity interests in projects.

Provision for Income Taxes

We are subject to income taxes in the countries in which we operate. Historically, we have primarily been subject to taxation in the United States and in Israel, because we have conducted the majority of our operations in these two countries. We anticipate that in the future, as we expand our operations outside the United States, we will become subject to taxation based upon the foreign statutory rates in the countries in which these operations were conducted, and our effective tax rate could fluctuate accordingly.

Income taxes are computed using the assets and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

We believe, based on the available information, it is more likely than not that our deferred tax assets will not be realized, and, accordingly, we have taken a full valuation allowance against all of our United States and Israeli deferred tax assets. As of December 31, 2010, we had approximately $89.7 million of federal, $86.1 million of California and $52.8 million of foreign operating loss carry-forwards available to offset future taxable income, which expire in varying amounts beginning in 2027 for federal, 2017 for state if unused, but do not expire for international purposes.

Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carry-forward in the event of an “ownership change,” as defined in Section 382 of the Code. Our existing net operating losses and tax credits may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs and tax credits could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are beyond our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of any companies that we may acquire in the future may be subject to limitations. For these reason, we may not be able to utilize a material portion of the NOLs or tax credits reflected on our balance sheet, even if we attain profitability.

Results of Operations

The following table sets forth our historical operating results as of the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$7,082	$11,573	$13,494
Cost of revenues	17,214	19,014	31,457

Gross loss	(10,132)	(7,441)	(17,963)
Operating expenses:
Research and development	16,645	9,717	8,551
Project development	8,397	12,392	18,226
Marketing, general and administrative	10,619	14,331	24,367

Total operating expenses	35,661	36,440	51,144

Loss from operations	(45,793)	(43,881)	(69,107)
Interest income (expense), net	1,673	(150)	(1,949)
Other income (expense), net	(488)	268	(553)

Loss before income taxes	(44,608)	(43,763)	(71,609)
Provision for income taxes	10	17	22

Net loss	$(44,618)	$(43,780)	$(71,631)

Comparison of the Years Ended December 31, 2008, 2009 and 2010

Revenue

Revenue increased $1.9 million, or 17%, from $11.6 million in 2009 to $13.5 million in 2010. The increase was due to increased construction revenue of $5.3 million related to the development of the Coalinga Solar-to-Steam for EOR project, offset by a decrease in services revenues of $3.4 million in 2010 as a result of our consolidation of Solar Partners II, the project company for the first phase of Ivanpah. Revenue associated with Solar Partners II was eliminated in our consolidated financial statements.

Revenue increased $4.5 million, or 63%, from $7.1 million in 2008 to $11.6 million in 2009. The increase was due to an increase of $6.9 million in construction revenues related to the Coalinga Solar-to-Steam for EOR project, offset by a $2.4 million decrease in project services revenue primarily caused by the consolidation of Solar Partners II.

Cost of Revenues and Gross Loss

Cost of revenues increased $12.5 million, or 65%, from $19.0 million in 2009 to $31.5 million in 2010. The increase was due in part to $5.3 million of additional costs for equipment, materials, engineering and other construction related costs and $10.4 million in increases in our estimated costs to complete our ongoing Coalinga Solar-to-Steam for EOR project, which was partially offset by a $3.4 million reduction in costs caused by the Ivanpah Reconsolidation. Gross loss increased from $7.4 million in 2009 to $18.0 million in 2010. Gross margins were (133)% in 2010 and (64)% in 2009. Gross loss and gross margins declined due to a greater increase in costs than in revenues associated with the development of the Coalinga Solar-to-Steam for EOR project. We do not anticipate entering into another loss contract similar to the Chevron agreement, and therefore expect future gross margins to increase.

Cost of revenues increased $1.8 million, or 10%, from $17.2 million in 2008 to $19.0 million in 2009. The increase was due to $6.9 million in construction related costs associated with the commencement of construction of the Coalinga Solar-to-Steam for EOR project, offset by a reduction of $5.1 million of costs caused by the Ivanpah Reconsolidation. Gross loss declined from $10.1 million in 2008 to $7.4 million in 2009. Gross margins were (64)% and (143)% for the years ended December 31, 2009 and 2008, respectively. Gross loss declined due to increased revenues relating to the Coalinga Solar-to-Steam for EOR project.

Research and Development

Research and development costs decreased $1.1 million, or 12%, from $9.7 million in 2009 to $8.6 million in 2010 due to a transition from research and development activities to activities associated with cost of revenue and as a result of capitalizing expenses associated with developing Ivanpah. Allocations to projects and cost of revenue increased to $4.5 million in 2010 from $1.0 million in 2009, an increase of $3.5 million, which was offset by an increase in 2010 payroll costs of $2.2 million. Headcount associated with research and development activities increased to 128 at December 31, 2010 from 79 at December 31, 2009.

Research and development costs decreased $6.9 million, or 42%, from $16.6 million in 2008 to $9.7 million in 2009. The decrease was due to $8.8 million of research and development costs incurred in 2008 related to the completion of SEDC in Israel, and was partially offset by reduced allocations to cost of revenue of $1.2 million and an increase in salaries and related expenses of $0.5 million in 2009. Headcount associated with research and development activities increased to 79 at December 31, 2009, from 64 at December 31, 2008.

Project Development

Project development costs increased $5.8 million, or 47%, to $18.2 million from $12.4 million in 2009 due primarily to an increase in direct and indirect costs of project development of $10.5 million, increased salaries and related expense of $4.1 million and an increase of $1.2 million in consulting fees. These increases were partially offset by allocations to capitalized project costs in the amount of $11.3 million.

Project development costs increased $4.0 million, or 48%, to $12.4 million in 2009 from $8.4 million in 2008 due primarily to an increase in direct costs of project development of $3.2 million, increased salaries and related expense of $4.5 million, an increase of $0.8 million in consulting fees and increased travel related costs of $0.9 million. These increases were partially offset by allocations to capitalized project costs in the amount of $5.6 million.

Marketing, General and Administrative

Marketing, general and administrative costs increased $10.1 million, or 71%, to $24.4 million in 2010 from $14.3 million in 2009 due to increased legal and consulting fees of $10.8 million, increased compensation related expense of $3.2 million and increased other administrative costs of $2.3 million. These increases were partially offset by an increase of $6.4 million in capitalized project costs to $7.6 million in 2010 from $1.2 million in 2009. Headcount associated with marketing, general and administrative increased to 98 at December 31, 2010 from 59 at December 31, 2009.

Marketing general and administrative costs increased $3.7 million, or 35%, to $14.3 million in 2009 from $10.6 million in 2008 due to increased legal and consulting fees of $1.3 million and increased compensation related expense of $2.0 million. These amounts were partially offset by a $0.2 million increase in allocated project costs to $1.2 million in 2010 from $1.0 million in 2009. Headcount associated with marketing, general and administrative increased to 59 at December 31, 2009 from 41 at December 31, 2008.

Interest Income (Expense), Net

Interest income (expense), net decreased $1.8 million from $(0.2) million in 2009 to $(2.0) million in 2010 related to interest and other charges on a $75.0 million credit facility entered into in October 2010, interest related to the Hercules term loan entered into in December 2010 and long-term debt associated with project development.

Interest income (expense), net decreased $1.8 million from $1.7 million in 2008 to $(0.1) million in 2009 primarily due to lower interest rates and lower average cash balances in 2009.

Other Income (Expense)

Other income (expense) decreased $0.8 million from $0.3 million in 2009 to $(0.5) million in 2010 due to net transaction losses on our foreign currency-denominated assets and liabilities.

Other income (expense) increased $0.8 million from $(0.5) million in 2008 to $0.3 million in 2009 due to net transaction gains on our foreign currency-denominated assets and liabilities.

Liquidity and Capital Resources

As of December 31, 2010, our principal sources of liquidity were our cash and cash equivalents in the amount of $37.8 million that were primarily invested in money market funds. Our primary source of cash historically has been proceeds from the sales of convertible preferred stock, short-term borrowings and sales of solar thermal systems and services. Through December 31, 2010, we had raised $356.4 million from the issuance of convertible preferred stock. As of December 31, 2010, we had $85.6 million of outstanding debt, net of discounts. Since inception through the year ended December 31, 2010, we had accumulated net operating losses of $177.3 million.

We are required to maintain cash balances that are restricted or pledged as security for certain letters of credit issued by commercial banks in respect of equipment purchases, operating leases and as project development security as part of our wholly-owned subsidiaries’ power purchase agreements. The amounts are reported in our consolidated balance sheets based on timing of when the cash will be contractually released.

We believe that our current cash, cash equivalents, cash flows from operating activities and access to the capital markets will be sufficient to meet our working capital, capital expenditure and our share of project equity needs for at least the next 12 months.

Capital Expenditures

During the years ended December 31, 2008, 2009 and 2010, we used $3.7 million, $17.7 million and $105.2 million in cash, respectively, to fund capital expenditures, primarily related to continued investments in capitalized project costs associated with Ivanpah.

Cash Flows

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Cash flows from (used in):
Operating activities	$(26,663)	$(51,504)	$(51,423)
Investing activities	$(11,464)	$(30,668)	$(203,953)
Financing activities	$114,404	$(1,561)	$274,381

Operating Activities

Net cash used in operating activities was $51.4 million in 2010 compared to $51.5 million in 2009. Cash usage during 2010 was primarily related to cash paid to our suppliers and employees as a result of spending across all functions due to the construction of the Coalinga Solar-to-Steam for EOR project and commencement of construction of Ivanpah.

Net cash used in operating activities was $51.5 million in 2009 compared to $26.7 million in 2008. Cash usage during 2009 was primarily related to cash paid to our suppliers and employees as a result of increased spending across all functions due to the construction of the Coalinga Solar-to-Steam for EOR project facility.

We continue to experience negative cash flows from operations as we expand our business and build our infrastructure both in the United States and internationally. Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as research and development, project development and marketing, general and administrative. Our operating cash flows are also affected by our working capital needs to support sales growth, including cash deposits to suppliers and to support performance obligations, personnel related expenditures, accounts payable and other current assets and liabilities.

Investing Activities

Net cash used in investing activities was $204.0 million in 2010 compared to $30.7 million in 2009. Cash usage during 2010 was primarily related to purchases of equipment of $10.2 million, payments for deposits of $36.9 million, capitalized project costs of $94.9 million and increases in restricted cash of $61.9 million.

Net cash used in investing activities was $30.7 million in 2009 compared to $11.5 million in 2008. Cash usage during 2009 was primarily related to purchases of equipment of $5.1 million, payments for deposit of $7.3 million, capitalized project costs of $12.6 million and increases in restricted cash of $5.8 million.

Financing Activities

Net cash provided by financing activities was $274.4 million in 2010 compared to net cash used of $1.6 million in 2009. Financing activities in 2010 included proceeds of $162.8 million from our Series D and E preferred stock financings, $20.6 million from the issuance of common stock in association with our Series D preferred stock financing, $12.8 million from conversion of a note payable to Series D preferred stock, $75.0 million of borrowings under our credit facility and $8.3 million of borrowings under our term loan.

Net cash used in financing activities was $1.6 million in 2009 compared to net cash provided of $114.4 million in 2008. Financing activities for 2009 consisted primarily of $1.4 million in costs associated with obtaining a DOE-guaranteed loan. Financing activities in 2008 included proceeds of $114.5 million from our Series C preferred stock financing.

Debt Obligations

Credit Facility

On October 4, 2010, we entered into a Credit and Guaranty Agreement, or the Credit Agreement, with certain of our wholly-owned domestic subsidiaries, as guarantors, and others of our subsidiaries which may in the future be designated as borrowers pursuant to the Credit Agreement, and Goldman Sachs Bank USA, Citicorp North America, Inc. and Deutsche Bank AG, New York Branch. The Credit Agreement provided us with a senior secured credit facility in an aggregate available amount of $75.0 million. In connection with the Credit Agreement, we also entered into a pledge and security agreement with each of the other grantors and Goldman Sachs Bank USA, as collateral agent.

At December 31, 2010, we had drawn $75.0 million, which included $4.1 million in prepaid interest and $2.1 million in debt issuance costs. As of December 31, 2010, based on applicable indices, the weighted-average borrowing rate under the credit agreement was 7.4%.

In connection with the closing of Ivanpah financing in April 2011, the borrowings under this Credit Agreement were repaid in-full and the Credit Agreement was terminated.

Term Loan

On December 28, 2010, we entered into a Loan and Guaranty Agreement, or the Hercules Loan Agreement, with certain of our wholly-owned domestic subsidiaries, as guarantors, and Hercules Technology Growth Capital, Inc., and Hercules Technology II, L.P., or collectively, the Lenders, pursuant to which the Lenders committed to provide us with a subordinated term loan in the amount of $25.0 million, which we refer to as the Hercules Term Loan. In connection with the Hercules Loan Agreement, we also entered into a pledge and security agreement dated December 28, 2010 among the Company, each of the guarantors under the Hercules Loan Agreement and Hercules Technology Growth Capital, Inc., as collateral agent, and associated security or deposit control agreements.

The Hercules Term Loan consists of a Term Loan A and Term Loan B. The Term Loan A is for the principal amount of $11.2 million, and Term Loan B is for the principal amount of $13.8 million, for an aggregate amount of $25.0 million. The Term Loan A is to be repaid by December 28, 2011. The Term Loan B is to be repaid in two installments the first occurring on the thirteenth month following the close of the agreement, with the remainder to be paid on June 28, 2012. As of December 31, 2010, we had drawn $8.3 million of the $25.0 million Hercules Term Loan, and drew the remaining $16.7 million balance in January 2011. As of December 31, 2010, based on applicable indices, the weighted-average borrowing rate under the Hercules Loan Agreement was 11.0% for Term Loan A and 12.8% for Term Loan B.

Each of our domestic subsidiaries (other than the subsidiaries related to Ivanpah and certain inactive subsidiaries) and BrightSource Asset Holdings, LLC is required to be a guarantor under the Hercules Loan Agreement and is required to have its personal property assets pledged (other than BrightSource Asset Holdings, LLC) as collateral for the Hercules Term Loan (subject to a standard carve-out involving a pledge of the equity interests in non-U.S. entities being limited to 66% of such equity interests).

As additional consideration for providing the Hercules Term Loan, we provided the Lenders with a warrant entitling them to a number of fully paid and non-assessable shares of our preferred stock equal to the quotient derived by dividing (x)(i) $875,000 prior to June 30, 2011 or (ii) $1,750,000 on or after June 30, 2011 if we have not paid the outstanding Hercules Term Loan in full by June 30, 2011, by (y) the price equal to the lower of (a) $6.7246 per share if the such warrant is exercised for shares of Series D preferred stock or (b) the price per share paid in the next institutional equity financing, prior to an IPO. As of December 31, 2010, based on the Series D convertible stock price we calculated the warrants would be exercisable for 130,199 shares of Series D preferred stock.

The Hercules Loan Agreement contains various affirmative and negative covenants which we must comply with, including without limitation a minimum liquidity covenant, limitations on secured indebtedness and limitations on dividends and other restricted payments. As of December 31, 2010, we were, and we are currently, in compliance with these covenants.

Contractual Obligations

The following table sets forth, as of December 31, 2010, certain significant cash obligations that will affect our future liquidity (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Debt obligations	$86,392	$78,750	$7,642	$—	$—
Operating leases	4,526	1,859	2,309	358	—
Land leases	12,916	715	870	870	10,461
Purchase order for goods and services	5,120	5,120	—	—	—
Construction related activities	1,680,049	813,767	866,282	—	—

Total	$1,789,003	$900,211	$877,103	$1,228	$10,461

Obligations include significant agreements or purchase orders to purchase goods or services that are enforceable, legally binding and where the significant terms are specified. Where a minimum purchase obligation is stipulated, as in the case of certain supply agreements, the amounts included in the table reflect the minimum purchase amounts. Purchase obligations that are cancellable without significant penalty are not included in the table.

In January 2011, we drew an additional $7.5 million under Term Loan A and $9.2 million under Term Loan B for an aggregate amount of $16.7 million under the Hercules Term Loan. The total principal amount outstanding as of April 2011 was $25.0 million.

In April 2011, we sold approximately 86% of our equity interest in Ivanpah, and, as a result, the project companies associated with Ivanpah were deconsolidated from our consolidated financial statements. Contractual obligations reported in periods subsequent to the sale of Ivanpah and the termination of the Credit Agreement will be substantially reduced, and therefore the foregoing table is not representative of our future contractual obligations. For example, approximately $1.5 billion in construction related commitments associated with Ivanpah are no longer our obligation following this transaction, as well as approximately $12 million in land leases and the development loan of approximately $3 million. Furthermore, in connection with the closing of the Ivanpah financing, we repaid in full all outstanding amounts under the Credit Agreement in the amount of $75.0 million and the Credit Agreement was terminated. In addition, in April 2011, one of our wholly-owned subsidiaries entered into a loan agreement with BDC Ivanpah, LLC for $20.0 million. The loan matures on April 8, 2016 and is subject to mandatory prepayments in the event that the Company’s loan coverage ratio falls below 2.25:1.

Post-Ivanpah Closing Contractual Obligations

Following the closing of Ivanpah on April 5, 2011, we agreed to guarantee and support certain contractual obligations of our subsidiaries and the Ivanpah project, including the following:

•

Solar Field Guarantees:    We have guaranteed the obligations of our subsidiaries, BrightSource Construction Management, Inc., or BSCM, and BrightSource Operations (Israel), Ltd., or BSOI, under the solar field agreements and solar field supply contracts pursuant to which we are providing equipment, technology and services to Ivanpah. Under these contracts, BSCM and BSOI are obligated to fund an escrow account to support potential delay and performance liquidated damages, certain cost overruns and equipment warranty obligations. The account will be funded with a total of $108.6 million over the first year of construction following the closing by diverting a portion of payments to BSCM and BSOI under the solar field agreements and solar field supply contracts to that escrow. We have guaranteed that the account will be funded in accordance with the schedule, and even if the payments diverted from BSCM and BSOI are less than projected, we are permitted to use up to $50.0 million of our common stock (subject to a maximum of 7,363,711 shares) to bridge funding gaps if we should so elect. Assuming construction proceeds on schedule, approximately 30% of the escrow will be released upon substantial completion of Ivanpah (i.e., the amount reserved to cover potential delay damages). The remainder will be released if other potential BSCM payments under the solar field agreements (i.e., system performance, certain cost overruns and warranty obligations) are either not payable because there are no claims or, if there are claims, BSCM or we pay them directly. We would expect to know whether these additional funds will be released by completion of the ramp-up period for Ivanpah, which occurs over the first three years of operations of each of the three project phases.

•

Cost Overrun Funding:    To the extent Ivanpah’s costs exceed an amount equal to the base equity contribution obligations of the Ivanpah equity owners, we and the other equity owners have agreed to fund a 3% overrun contingency, known as the funded overrun equity, on a pro-rata basis. If the funded overrun equity is insufficient to cover the cost overruns for the completion of Ivanpah, the Company must fund all further cost overruns until Ivanpah’s construction is completed except to the extent the risk of such construction costs are borne by the contractors under fixed-price contracts.

•

Treasury Cash Grant and ITC Indemnity Obligations:    We have guaranteed certain indemnity obligations in the event the Treasury Cash Grant is recaptured by the IRS, which can occur if certain prohibited ownership transfers are made or if we were to claim investment tax credits in violation of the loan and funding agreements. Also, if the Treasury Cash Grant is significantly lower than expected such that the DOE’s “debt service reserve” of approximately $57 million were to not be funded, as expected, by the Treasury Cash Grant, we would be required to fund this debt service reserve with our own cash. We are permitted to use up to

$32.7 million of our common stock (subject to a maximum of 4,817,319 shares) to bridge funding gaps if we should so elect.

•

Sponsor Support:    Pursuant to a sponsor support agreement, we have agreed to cause BSCM, BSOI and BSII to maintain at all times sufficient capital to fulfill all of their respective obligations under the various project agreements, including schedule and performance warranties, performance obligations, escrow obligations and solvency requirements.

•

Bechtel Deferred Payment Guaranty:    Pursuant to a deferred payment guaranty with Bechtel, we are guaranteeing a payment of approximately $10 million that Bechtel has agreed to defer until payment of the Treasury Cash Grant. If we were to be required to pay under this guaranty, the Ivanpah project would repay the amount through distributions.

Off-Balance Sheet Arrangements

During the periods presented we had relationships with an unconsolidated entity or financial partnership, such entities are often referred to as SPEs. We typically create SPEs for the purpose of satisfying specific business requirements associated with project development activity, including facilitating third-party investment.

Impact of Inflation

Inflation did not have a material impact on our results of operations for the years ended December 31, 2008, 2009 or 2010. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Disclosure about Market Risk

Foreign Currency Risk

We have significant expenses, assets and liabilities that are denominated in foreign currencies. A majority of our employees are located in Israel, therefore, a substantial portion of our payroll as well as certain other operating expenses are paid in the Israeli shekel. Additionally, we purchase materials and components from suppliers in Asia and Europe. While we typically negotiate our agreements such that we pay these suppliers in U.S. dollars, their costs may be based upon the local currency of the country in which they operate. All of our revenues are currently valued in U.S. dollars; however, as we expand our international presence and levels of activity in other countries, we anticipate that revenues may be denominated in the local currency of those countries.

In the past, exchange rate fluctuations have had an impact on our business and results of operations. For example, the average exchange rate for the Israeli shekel decreased by 9% for 2009 relative to 2008 followed by an increase of 5% for 2010 relative to 2009. These movements resulted in the operating costs for our activities in Israel fluctuating over those years relative to our forecast. During 2009, we used foreign currency forward instruments to manage exposure associated with forecasted expenses due to foreign exchange risk. As of December 31, 2010, there were no foreign currency forward instruments outstanding.

Exchange rate fluctuations associated with the shekel-denominated financial assets positively impacted our cash flows by $0.8 million in fiscal year 2009 and negatively impacted our cash flows by $0.6 million in fiscal year 2010. Although we cannot predict the impact of future exchange rate fluctuations on our business or results of operations, we believe that we may have increased risk associated with currency fluctuations in the future as our operations expand and expenditures in currencies other than the U.S. dollar increases.

Interest Rate Risk

We had cash and cash equivalents totaling $37.8 million as of December 31, 2010. These amounts were primarily invested in money market funds. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates due to the short-term nature of our cash equivalents. Changes in interest rates, however, would impact future investment income.

Investors in solar thermal projects using our systems are exposed to interest rate risk because construction of these projects typically depends on debt financing. An increase in interest rates could make it difficult for projects to secure financing on favorable terms, or at all, and thus lower demand for our systems. An increase in interest rates could also require us to lower our margins on system sales in order to sell our equipment to the projects.

Interest rate risk also refers to our exposure to movements in interest rates associated with our interest bearing liabilities. The interest bearing liabilities are denominated in U.S. dollars and the interest expense is based on various underlying indices plus an additional margin, depending on the respective lending institutions. Any change in these underlying indices would increase our interest expense. Interest expense in 2009 and 2010 would not have been materially impacted for 2009 and 2010 due to the timing of these borrowings and the relatively short periods such borrowings were outstanding; however, increases in these rates could significantly increase our interest expense in future periods. For example, a change in the indices underlying our borrowings of 100 basis points would increase our interest expense by $1.0 million per year, assuming our interest bearing liabilities were to remain constant at December 31, 2010 levels.

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States. The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management.

We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations. Our significant accounting policies are more fully described in note 1 of the notes to our consolidated financial statements set forth in this prospectus. Our critical accounting policies include:

Revenues and Cost of Revenues

We typically sell our products and services to utility-scale solar thermal projects, contractors engaged by the project owners or project companies. We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product or service has occurred, the sales price is fixed and determinable, collectability of the resulting receivable is reasonably assured and the rights and risks of ownership have passed to the customer. We may have significant post-shipment obligations, including installation, training and customer acceptance clauses, including guarantees of project performance that could have an impact on revenue recognition.

Revenues generated from the construction of a solar thermal energy facility, including the associated equipment and services, on behalf of third parties, are recognized using the percentage- of-completion method of accounting. The percentage-of-completion method requires estimates of future costs over the full term of the project. Such cost estimates are made by management based on prior operations and specific project characteristics and designs. We review and update our cost estimates on a quarterly basis or when circumstances change and warrant a modification to a previous estimate. Changes in job performance, job conditions, and estimated profitability, including those arising from the application of penalty provisions in relevant contracts and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses relating to contracts are made in the period in which such losses are determined.

We do not recognize revenue for products and services sold to consolidated entities. For unconsolidated entities in which we are investors, we reduce the revenue recognized in proportion to our ownership interest.

We provide warranties and guarantees ensuring our products are suitable and meet certain quality, delivery and performance parameters. We accrue reserves to satisfy any potential product failure or failure to achieve specifications. We review these reserves at least quarterly to ensure that our accruals are adequate to meet any potential failures or inability to meet any required parameters and adjust our estimates as needed. Due to our limited operating history our experience is limited and, as such, the adjustments we record may be material. Our customers may require us to post letters of credit or other security in order to guarantee performance under the relevant contracts.

Capitalized Project Costs

We capitalize costs incurred in connection with the development of solar thermal projects beginning when we secure rights to the underlying property, the site is determined to be viable and expected to move forward to development and there is an off-take agreement or other viable economic analysis supporting the projected production. Costs incurred prior to meeting these criteria are expensed.

We typically obtain the right to evaluate potential sites on land owned by the BLM, governmental agencies or private parties. We may pay an upfront, non-refundable lease option to secure access to the site during our initial evaluation. These lease options and other related costs, such as legal fees, are expensed as incurred until such time as our capitalization criteria are met. Once we acquire land rights to the potential site, we perform additional activities to assess the commercial viability of the site. Such activities include conducting surveys and other analyses, assessments of transmission options, availability of resources, obtaining clearance from the appropriate governmental authorities and other assessments as are necessary to determine a site is viable. Once our evaluation is complete, we finalize our assessment as to the economic viability of the site and will either continue to develop the project and capitalize future costs of development or abandon the site.

Our assessment of economic viability of a project site involves significant management judgment and uncertainties as to whether a commercially viable project exists at the time we acquire land rights and begin to capitalize such costs. As a result, it is possible that our initial assessment of project viability may be incorrect and we would have to write-off costs associated with the project that were previously capitalized.

Consolidation of Special Purpose Entities

We typically form special purpose entities to capture all costs of developing a solar thermal project, which we refer to as project companies. These may be deemed to be variable interest entities, or VIEs. If the entity is deemed to be a VIE, we perform an analysis to determine whether our variable interest or interests give us a controlling financial interest. We evaluate our ability to direct the activities of the entity and our obligation to absorb losses or receive benefits from the entity. If we determine that we are the primary beneficiary, we consolidate the entity in our financial statements. We do not recognize revenue for the supply of products and services to a project if we determine that we are the primary beneficiary.

During the initial development phases, we are typically the sole investor in these entities and are the primary beneficiary. As a project proceeds other partners may invest in the VIE. As other partners acquire interests in the VIE, we reevaluate whether we remain the primary beneficiary. If we should determine that we are no longer the primary beneficiary, we will deconsolidate the entity and recognize any gain or loss associated with the deconsolidation event.

Stock-Based Compensation

Our stock-based compensation expense was as follows:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Research and development	$120	$218	$264
Project development	273	374	675
Marketing, general and administrative	575	816	1,398

Total	$968	$1,408	$2,337

We recognize compensation expense related to share-based transactions, including the awarding of employee stock options, based on the grant date estimated fair value. We amortize the fair value of the employee stock options on a straight-line basis over the requisite service period of the award, which is generally the vesting period.

In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation still to be recognized and as we issue additional stock-based awards in order to attract and retain employees and nonemployee consultants.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

We utilize the Black-Scholes option pricing model to estimate the fair value of our share-based payment awards. The Black-Scholes option pricing model requires inputs such as the expected term of the grant, expected volatility and risk-free interest rate. Further, the forfeiture rate also affects the amount of aggregate compensation that we are required to record as an expense. These inputs are subjective and generally require significant judgment.

The fair value of employee stock options was estimated using the following weighted average assumptions:

Weighted average assumptions used to estimate the fair value of stock options granted to employees were as follows:

	Year Ended December 31,
	2008	2009	2010
Risk-free interest rate	3.27%	2.78%	2.24%
Expected term (in years)	6.50	6.48	6.11
Expected volatility	102%	90%	91%
Dividend yield	—	—	—

Weighted average assumptions used to estimate the fair value of stock options granted to non-employees were as follows:

	Year Ended December 31,
	2008	2009	2010
Risk-free interest rate	2.24%	3.85%	3.30%
Expected term (in years)	9.71	9.63	9.66
Expected volatility	102%	90%	91%
Dividend yield	—	—	—

We have estimated the expected term, which represents our best estimate of the period of time from the grant date that we expect the stock options to remain outstanding, of all of our stock options that qualify for such estimation using the simplified method, as provided under authoritative guidance. The simplified method is calculated as the average of the time to vest and the contractual life of the options. We deemed it appropriate to use the simplified method as we have limited operating experience and share option exercise experience. Since we are a private entity with no historical data regarding the volatility of our common stock, the expected volatility used is based on volatility of similar publicly listed companies in comparable industries. In evaluating similarity, we considered factors such as industry, stage of life cycle and market capitalization.

Our risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each option’s expected term. Our expected dividend yield was assumed to be zero as we have not paid, and do not anticipate paying, cash dividends on our shares of common stock. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors.

Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements.

We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our own stock-based compensation on a prospective basis and incorporating these factors into the Black-Scholes option pricing model. Each of these inputs is subjective and generally requires significant management and director judgment. If, in the future, we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance and, therefore, should be used to estimate expected volatility or expected term, the fair value calculated for our employee stock options could change significantly. Higher volatility and longer expected terms generally result in an increase to stock-based compensation expense.

The following table summarizes the options granted from January 1, 2010, through the date of this prospectus:

Grant Date	Number of Options Granted	Exercise Price per Share	Fair Value per Share	Intrinsic Value Per Share
April 28, 2010	421,100	$4.26	$4.26	—
August 25, 2010	429,100	$4.83	$4.83	—
September 20, 2010	2,324,596	$4.83	$4.83	—
January 6, 2011	326,400	$6.06	$6.06	—
January 27, 2011	18,000	$6.06	$6.06	—
March 18, 2011	93,800	$6.79	$6.79	—

All options granted by our Board of Directors on the dates noted above were intended to be exercisable at the fair value of our stock based on information known at that time. The fair values of the common stock underlying our stock options have historically been determined by our Board of Directors with input from management and an independent third-party valuation specialist.

In the absence of a public trading market for our common stock, our Board of Directors has determined the fair value of the common stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our Board of Directors considered numerous objective and subjective factors including:

•	the prices for our convertible preferred stock sold to outside investors in arm’s-length transactions;

•	the prices of our common stock sold to investors in arm’s-length transactions;

•	rights, preferences and privileges of that convertible preferred stock relative to those of our common stock;

•	contemporaneous valuations performed by an unrelated third-party;

•	actual operating and financial performance based on management’s estimates;

•	the execution of strategic and development agreements;

•	the hiring of key personnel;

•	status of projects under development;

•	the risks inherent in the development and expansion of our products and services;

•	our stage of development;

•	achievement of various product design milestones;

•	the lack of an active public market for our common and convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	the performance of similarly-situated companies in our industry;

•	trends in the renewable energy market;

•	industry information such as market growth and volume; and

•	macro-economic events.

Our Board of Directors considered common stock valuations performed as of February 28, 2010, July 31, 2010, October 31, 2010 and December 31, 2010, in determining or confirming the grant date fair value of common stock. Using these valuations, and the other factors described above, our Board of Directors made the following estimates of fair value of our common stock.

Valuation Date	Fair Value Per Share
February 28, 2010	$4.26
July 31, 2010	$4.83
October 31, 2010	$6.06
December 31, 2010	$6.79

The valuations that our Board of Directors considered in determining the fair value of our common stock from February 28, 2010 through December 31, 2010 were estimated using the probability weighted expected return method, or PWERM, which considers various potential liquidity outcomes and assigns probabilities to each in order to arrive at a weighted equity value.

For each of the possible events, a range of future equity values is estimated, based on market income and/or cost approaches over a range of possible event dates, all plus or minus a standard deviation for value and timing. For each equity and value scenario, the rights and preferences of each stockholder class are considered in order to determine the appropriate allocation of value to common shares. The value of each common share is then multiplied by a discount factor derived from the calculated discount rate and the expected timing of the event. A risk-adjusted discount rate is applied as the probability weightings in the PWERM address the success rates of each scenario. The value per common share, taking into account sensitivities to the timing of the event, is then multiplied by an estimated probability for each of the possible events. The calculated value per common share under the private company scenario is then discounted for the lack of marketability. A probability-weighted value per share of common stock is then determined.

Discussion of Specific Valuation Inputs

We granted stock options in 2010 and 2011 with exercise prices between $4.26 and $6.79 per share. No single event caused the valuation of our common stock to increase or decrease from January 2010 to March 2011; rather, it has been a combination of factors that led to the changes in the fair value of the underlying common stock.

On April 29, 2010, the Board received a valuation of $4.26 per share of common stock as of February 28, 2010. Significant events during the period from January 2010 to February 2010 influencing this valuation included the February formal announcement by the DOE indicating their conditional commitment to provide a loan guarantee in the amount of $1.37 billion, which was subsequently increased to $1.6 billion. In addition, the first closing of our Series D preferred stock offering occurred with a value $6.7246 per share. At this first closing, $75.0 million was raised, primarily from current investors.

On August 30, 2010, the Board received a valuation of $4.83 per share of common stock as of July 31, 2010. Significant events for from March through July 2010 that influenced this valuation were the second, third and forth closings of our Series D preferred stock offering in April, May and June 2010, respectively. In conjunction with the third closing of our Series D offering, we obtained a convertible note in the amount of $15.5 million with a new investor, Alstom. Valuation of the Series D offering was $6.7246 per share and included both new and existing investors.

On January 7, 2011, the Board received a valuation of $6.06 per share of common stock as of October 31, 2010. Significant events for the period from August to October 2010 were the conversion of the Alstom note into Series D preferred stock in August 2010 and our entering into a business partnership agreement with Alstom in August 2010 to jointly market and bid on projects to design and construct solar thermal power plants in North Africa, South Africa and Southern Europe (subsequently amended in December 2010 to include certain countries in the Middle East). In October 2010, we received final approval to commence construction on Ivanpah from all required governmental agencies, including the BLM. NRG Solar also agreed to be the lead investor in Ivanpah in October 2010. Subsequent to receipt of the final permits for Ivanpah, we commenced construction in October 2010.

On March 19, 2011, the Board received a valuation of $6.79 per share of common stock as of December 31, 2010. Significant events during November and December 2010 that influenced this valuation included the first closing of our Series E preferred stock offering in the amount of $27 million. In addition, the Company received a formal commitment for an additional $48 million, which was received in early January 2011. Additional events considered were the initial organizational meeting in contemplation of preparation of this offering, entering into a $75 million credit facility, and the signing of the $25 million Hercules Term Loan.

Accounting for Income Taxes

Our global operations involve project development, manufacturing, research and development and marketing activities. Profit from non-U.S. activities is subject to local country taxes but generally not subject to United States tax until repatriated to the United States. It is currently our intention to permanently reinvest these earnings outside the United States. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and tax planning strategies that management believes are prudent and feasible in assessing the need for the valuation allowance. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the ultimate tax assessment is proven to be more than our estimate of tax liabilities, a further charge to earnings would result.

New Accounting Pronouncements

In October 2009, the FASB issued an accounting standard update which requires companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. The guidance is effective beginning January 1, 2011 with early application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level I and Level II fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation of fair value measurements using Level III inputs, a reporting entity will be required to disclose information about purchases, sales, issuances and settlements on a gross rather than on a net basis. The updated guidance will also require fair value disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring Level II and Level III fair value measurements. The updated guidance is effective for interim or annual reporting periods beginning after December 15, 2009, except for the disclosures regarding the reconciliation of Level III fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued an accounting standard update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor that is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement if, at the inception for the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The guidance is effective on a prospective basis for milestones achieved in fiscal years and interim periods within those fiscal years, beginning on or after June 15, 2010. Early adoption is permitted. We do not expect the adoption of the updated guidance to have a material impact on our consolidated financial statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These sources include the Energy Information Administration, Pacific Gas and Electric, Southern California Edison, the U.S. Department of Energy, SBI Energy, BCC Research, Energy and Environmental Economics, Inc. and Emerging Energy Research. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

BUSINESS

Company Overview

BrightSource is a leading solar thermal technology company that designs, develops and sells proprietary systems that produce reliable, clean energy in utility-scale electric power plants. Our systems use proprietary solar power tower technology to deliver cost-competitive, renewable electricity with characteristics highly valued by utilities, such as reliability and consistency. Our systems are also used by industrial companies to create high-temperature steam for use in applications such as enhanced oil recovery, or EOR.

Our systems use fields of tracking mirrors, known as heliostats, controlled by our proprietary software to concentrate sunlight onto a solar receiver/boiler unit to produce high-temperature steam. Once produced, the steam is used either in a conventional steam turbine to produce electricity or in industrial applications such as thermal EOR. By integrating conventional power block components, such as turbines, with our proprietary technology and state-of-the-art solar field design, projects using our systems can deliver cost-competitive, reliable and clean power when needed most. In addition, by integrating our technology with natural gas or other fossil fuels through a process referred to as hybridization, projects using our systems can further increase output and reliability.

In implementing systems using our proprietary technology, we partner with several parties to develop utility-scale, solar electric power plants. These parties include engineering, procurement and construction (EPC) contractors; boiler suppliers; turbine suppliers; and financing parties that may consist of strategic and/or financial investors. For instance, at Ivanpah Solar Electric Generating System, or Ivanpah, a 392 megawatt, or MW, (gross) project that commenced construction in October 2010, Bechtel is the EPC contractor, Riley Power is the boiler supplier, Siemens is the turbine supplier, and NRG Solar (a subsidiary of NRG Energy) and Google are together the controlling equity investors.

While we primarily sell systems using our proprietary technology, we also act as the system architect for the layout and optimization of the solar field. In addition, we provide technical services related to the design, engineering and operation of our systems and may provide overall project development services. During the construction phase of a project, we receive revenue from the sale of our proprietary technology. For the projects where we lead development, we initially expect to own 100% of the equity in the projects. We intend to ultimately sell the majority of the equity in these projects to third parties while retaining a minority equity interest, as we did with Ivanpah.

The principal members of our technical team pioneered the first utility-scale solar energy plants nearly three decades ago by designing and developing 354 MW of solar thermal power systems, which remain in operation today. Our technical team has moved beyond these initial solar thermal technologies by engineering a solar power tower system that provides both higher solar energy conversion efficiencies and lower costs. Our team has extensive solar thermal technical and project development expertise and has collectively developed, constructed and managed more than 20 gigawatts, or GW, of solar, wind and conventional power projects worldwide.

We have produced high-temperature steam using our technology since 2008, when we commenced operations at our 6 megawatt thermal, or MWth demonstration solar-to-steam facility, the Solar Energy Development Center, in Israel. We believe this facility has consistently produced the highest temperature and pressure steam of any solar thermal facility in the world, capable of driving highly-efficient, cost-effective turbines. This facility validated our technology and continues to provide important operational and production data.

Since our founding in 2004, we have executed 14 long-term power purchase agreements, or PPAs, to deliver approximately 2.6 GW of installed capacity to two of the largest electric utilities in the United States, Pacific Gas and Electric Company, or PG&E, and Southern California Edison, or SCE. We believe these PPAs represent the largest utility-scale solar pipeline in the United States and over $4 billion of revenue opportunity for us through sales of our systems. As the first step in fulfilling our obligations under the PPAs, in 2007 we commenced the permitting and financing of Ivanpah, a project comprised of three concentrating solar thermal power plants on a 3,600 acre site in California’s Mojave Desert. After receiving our permits, we initiated construction on Ivanpah in October 2010. In April 2011, Ivanpah was partially financed with a $1.6 billion loan guaranteed by the U.S. Department of Energy, or the DOE. Consistent with our business development strategy in the United States, we also sold a controlling interest in the equity of Ivanpah to a consortium of investors led by NRG Solar. When commissioned, Ivanpah will have a gross installed capacity of 392 MW and will increase the amount of solar thermal generation capacity currently installed in the United States by over 75%.

We have an approximately 110,000 acre development site portfolio under our control in California and the U.S. Southwest that has the potential to accommodate approximately 11 GW of installed capacity. We currently have two sites in advanced development, Rio Mesa Solar and Hidden Hills Ranch, each located in California. Rio Mesa Solar consists of approximately 6,600 acres, and Hidden Hills Ranch consists of approximately 10,000 acres.

In 2007, we entered the thermal EOR business after Chevron selected our technology through a competitive process. After winning the business, we signed a contract with Chevron in 2008 to provide a 29 MWth EOR facility in Coalinga, California. We commenced construction of the Coalinga Solar-to-Steam for EOR project in 2009, and the project is scheduled to begin operations in the second half of 2011.

In addition to our relationship with Chevron, we have strategic relationships with global, industry-leading companies, including Alstom, Bechtel and NRG Solar. In order to accelerate the adoption of our systems, we are leveraging these relationships and our world-class partners’ local expertise in domestic and international markets to pursue expansion opportunities more rapidly and cost-effectively than might otherwise be possible.

Industry Overview

Growing Global Demand for Electricity and Renewable Energy Technology

According to a report released in 2010 by the Energy Information Administration (EIA), global demand for electric power is expected to increase 87% from 2007 to 2035 reaching 35.2 trillion kilowatt hours. Although fossil fuels such as coal, oil and natural gas generated approximately 68% of the world’s electricity in 2007, several factors are driving the increase in demand for renewable energy sources. These factors include carbon dioxide emission reduction targets, government regulatory policies and incentives, cost, safety and environmental impacts of conventional power and the increase in long-term global energy consumption. According to the EIA, global renewable energy, excluding hydroelectric energy, constituted 2.5% of electricity generation in 2007 and is expected to increase to 7.3% in 2035. Among renewable sources of electricity, we believe utility-scale solar thermal technology has the potential to meet a significant share of the world’s growing electricity needs due to the abundant nature of solar resources and the ability to reliably produce power when needed most.

Utility-Scale Solar Energy Technologies

There are two primary categories of utility-scale solar energy technologies used to generate electricity:

•

Photovoltaic, or PV:    A light-absorbing technology in the form of solar cells or modules that converts sunlight directly into electricity. The principal photovoltaic (PV) technologies are based on crystalline silicon modules or thin-film solar cells, although other forms of PV solar energy technology, such as concentrated PV (CPV), are emerging. PV relies on an electronic reaction between light photons and specialized materials to create electricity in the form of DC power.

•

Solar Thermal:    A thermal technology that uses reflective materials to concentrate the energy in sunlight onto receivers that collect and convert the energy to heat. This heat is then converted to electricity, usually by introducing pressurized steam into a conventional steam turbine to produce AC power. Utility-scale solar thermal technologies can deliver high electricity output per unit of capacity due to sun tracking and optimization of solar field size and layout. Such solar resource is in abundance in many regions of the world with high electricity demand. Utility-scale solar thermal technologies can be further complemented with on-site storage and are suitable for hybridization with conventional fossil fuels to create a generating asset with more firm and reliable power characteristics than other forms of intermittent energy generation. Solar thermal is frequently referred to as concentrating solar thermal (CST) or concentrating solar power (CSP).

There are two primary solar thermal technologies being pursued today:

•

Power Tower:    A system that uses heliostats to track the sun on two axes to concentrate sunlight onto a receiver at the top of a tower to heat a fluid. Power tower systems using our technology use water as the working fluid, which is heated to create high-temperature steam that is then used in a conventional turbine to generate electricity. Some competing technologies use a mixture of molten salts, which, after absorbing heat from concentrated solar energy, produce high-temperature, pressurized steam in a heat exchanger.

•

Parabolic Trough:    A system that uses long arrays of single-axis tracking, curved parabolic mirrors to reflect sunlight onto a receiver tube which contains a heat transfer fluid such as oil. The fluid then is passed through a heat exchanger, where heat is transferred from the fluid to water to create pressurized steam. This steam is then used in a conventional turbine to generate electricity.

Parabolic trough systems produce steam at lower temperatures and pressures than power tower systems resulting in a lower solar-to-electricity conversion efficiency and higher costs. There are two additional solar thermal technologies, compact linear fresnel reflector and Stirling dish, neither of which have any projects over 5 MW under construction or in operation. Power tower technology benefits from being both more efficient (mainly because of the higher operating temperature and pressures, reduced parasitic energy use and lower heat losses) and less expensive than other solar thermal technologies.

Solar thermal electric generation has grown significantly in recent decades. Today, there are approximately 1,200 MW of installed solar thermal generation facilities worldwide and approximately 11,000 MW under construction or development. The United States currently has approximately 500 MW of installed capacity, representing roughly 40% of the worldwide total, and is the global leader in capacity under construction or development, representing roughly 60% of the total market. Of the capacity in the United States, approximately 70% was designed and developed by principal members of our technical team.

Enhanced Oil Recovery

Conventional oil recovery methods are only able to extract about 10% to 30% of the original oil from a reservoir, leaving nearly 70% to 90% of the oil in-place. Crude oil development and production can include up to three distinct phases: primary, secondary, and tertiary (or enhanced) recovery. During primary recovery, natural pressure from the reservoir drives oil into the wellbore. This, combined with artificial lift techniques such as pumping, brings the oil to the surface, but typically only produces about 10% of a reservoir’s original oil in place. Secondary recovery techniques enhance the field’s productive life by injecting water or gases to displace oil and drive it to the wellbore, resulting in the recovery of 20% to 40% of the original oil in-place. However, with much of the easy-to-produce oil already recovered from developed oilfields, producers have attempted several tertiary techniques that offer prospects for ultimately recovering 30% to 60%, or more, of the reservoir’s original oil in place. This tertiary segment is generally referred to as enhanced oil recovery, or EOR.

Many oilfields worldwide have experienced a decline in oil production. Using EOR has the potential to reverse this downward trend and increase worldwide proven reserves by as much as 240 billion barrels of oil, according to SBI Energy. EOR processes are critical to extending the productive life of some of the world’s largest and longest-producing oilfields. In addition, large volumes of proven oil reserves remain unrecovered. EOR technologies are both attractive and feasible, particularly when coupled with rising government interest and investment, rising oil prices, new technologies, and more cost-effective methodologies. According to BCC Research, the global market for EOR technologies was $4.7 billion in 2009 and is expected to grow at a 5-year compound annual growth rate of 28% to $16.3 billion in 2014.

There are currently three commercially viable methods for EOR: thermal recovery, gas injection and chemical injection. According to the DOE, thermal EOR, which principally uses steam, accounts for over 40% of current U.S. EOR production, primarily in California. EOR using solar thermal technology, or solar thermal EOR, has emerged as a highly attractive alternative for steam generation because it significantly reduces emissions and fuel costs.

In addition to EOR, solar thermal technology can provide a supplemental source of steam for existing or new steam systems such as traditional power plants and other industrial process applications.

Our Opportunities

For Utility Applications

As demand for energy grows globally, renewable resources are becoming an increasingly important part of fulfilling that demand. This demand for renewable energy is expected to increase as a result of regulatory policies and incentives put in place to reduce carbon dioxide emissions and improve energy security. For instance, California has recently adopted legislation requiring all California retail energy sellers, including municipal power agencies, to derive 33% of the energy they supply from renewable energy sources by 2020. In addition, recent global events have called into question future energy production from nuclear facilities, which the EIA in 2010 estimated will represent 12.8% of the global electricity generation in 2035. To the extent that production is cancelled or delayed, renewable energy sources will likely be called upon to help bridge the gap. However, increased demand for renewable energy sources is presenting a number of grid integration challenges.

Transmission and distribution of electric power to consumers requires highly complex operating systems. Electricity generation generally must equal electricity consumption at every moment because electricity cannot currently be economically stored. As electricity demand fluctuates throughout the day, the combined output of all available electric generators must continuously be ramped up or down to meet changing demand levels. Among the many measures taken to ensure reliable and consistent electricity supply, utilities and grid operators (operators of electric transmission and distribution infrastructure) in particular require the following:

•

Sufficient generation capacity available to meet peak demand:    Peak demand represents the highest point of electricity consumption during any given period. Over an annual period, peak demand generally occurs in the afternoon during hot summer days when there is a dramatic increase in the use of cooling equipment, such as air conditioners. Failure to meet peak demand, even for short periods of time can, at its worst, result in rolling blackouts and power outages. Therefore, the grid operator must carry a certain quantity of reserve generation capacity to ensure sufficient availability of power at peak as well as to respond to other reliability needs.

•

Sufficient flexible power production:    As electric demand or supply changes over the course of the day, grid operators must ensure that there are flexible generation resources, such as dispatchable fossil fuel plants, that can vary their production on demand. In general, the production costs of these flexible generation sources are higher than those of baseload power sources, such as coal and nuclear power plants. The addition of renewable resources, which are intermittent and vulnerable to changes in wind and sunlight, creates new requirements for such flexible generation to balance the variable supply of renewable resources.

When procuring renewable energy, one factor utilities consider is power price. Currently, well-sited wind power plants typically can offer a lower price than those of PV or solar thermal. However, this is not the only factor utilities must consider, particularly as renewable energy production increases. Although wind and PV power plants also provide clean energy with low variable costs compared to fossil fuel alternatives, their production characteristics present a number of integration and reliability challenges for utilities and grid operators. Our cost-competitive power tower technology responds to these growing system integration requirements by providing clean energy with characteristics highly valued by utilities, such as reliability and production during peak load hours. While electric power plants using our systems are not yet as reliable as dispatchable fossil fuel plants, they are more reliable and have lower integration costs than highly intermittent renewable technologies such as wind and PV. Furthermore, our system has the potential for thermal energy storage and hybridization, which ease integration within the existing power infrastructure. The ultimate decision regarding whether to implement storage and the level of hybridization in our systems depends on its economic benefits and local and national regulations.

The Grid Integration Challenges and Costs of Utility-Scale Wind and PV

As demand for power continues to grow globally, and renewable energy becomes a larger part of utilities’ resource portfolios, the challenges and costs of integrating renewable resources into the power system have become an important planning consideration. These integration challenges for utilities and grid operators include:

•

Insufficient generation capacity at peak demand:    Demand for power tends to peak daily in the late afternoon or early evening, especially in summer. Wind resources tend to be more consistently available at night, when the demand for power is typically lower than during the day. Production of electricity from solar technologies is better aligned with periods of peak demand. However, neither wind nor PV systems can be counted on to operate at their full capacity at the time of day when demand for power and the price offered to power producers is highest.

•

Inconsistent power production:    Wind turbines or PV installations produce power only during periods of adequate wind resource or sunlight, as applicable. Their output can change suddenly as weather conditions change, causing production to drop quickly and sometimes unexpectedly and then resume just as suddenly and possibly without adequate warning to grid operators. Such characteristics present significant challenges to grid operators and can require procurement of additional expensive, flexible generation reserves.

•

Lack of economical storage alternatives:    While traditional power generation sources can effectively store fuel that can be deployed as needed in the form of electric power, there is currently no economical way to store energy from wind and PV sources. As a result, absent significant additional expense, wind and PV projects can only produce energy when wind or sunlight is available.

Due to the challenges associated with integrating wind and PV, utilities are adjusting their procurement policies to value the capacity that is delivered by these sources less than power from generation sources with more reliable production at peak periods of demand. Utilities calculate this value using various measures, including an on-peak availability factor, which measures the amount of energy on average that can be delivered at peak hours as a percentage of the generator’s total capacity. Conventional sources of power, such as a combined cycle gas turbine, have on-peak availability factors above 90%, and can be relied upon to generate power when needed and on short notice. The ideal source of renewable power would exhibit similar characteristics to conventional sources of power, without the high fuel costs and negative environmental impacts associated with these technologies. Currently, according to the modeling work prepared for the California Public Utilities Commission by Energy and Environmental Economics, Inc., in California, a wind project on average delivers 16% of its total capacity at peak hours and a fixed-tilt PV project on average delivers 51% of its total capacity at peak hours. In contrast, a solar thermal project on average delivers 77% of its total capacity at peak hours. This percentage will increase with limited hybridization and thermal energy storage. We believe this high on-peak availability combined with the fact that it delivers a more consistent and reliable power source, will drive significant growth for solar thermal technologies.

As utilities incorporate wind and PV into their portfolios, they are also finding that system integration costs increase accordingly. These integration costs include the following elements:

•	Regulation, also known as regulating reserve: The cost of addressing short-term fluctuations (seconds or minutes) in either supply, such as sudden changes in wind or solar generation, or in demand.

•	Load following: The cost of procuring dispatchable generation to meet the combined upward and downward fluctuations in demand and wind and solar energy generation.

•	Unit commitment costs: The cost of starting and stopping conventional generators more frequently in order to address fluctuations in wind and solar production.

•

Incremental capital investment costs:    The cost of retrofitting or building new generation assets to provide support for renewable energy integration into the grid when existing assets cannot provide the required level of support.

These system integration costs, combined with generation and transmission expenses, comprise the total system cost to the utility. This combination of system costs have been rising as more energy is produced from wind and PV resources and as a result, is an increasingly important issue that utilities and regulators consider when evaluating new renewable energy capacity. As discussed in “—Our Technology Solution—For Utility Applications” below, our technology has the capability to reduce these costs and support reliability while providing clean power.

For Thermal EOR Applications

While systems using our technology are primarily used to generate electricity, they can also be used for the production of steam for industrial process applications, such as thermal EOR. EOR is important to the future of oil production, and steam flooding for thermal EOR has proven an effective method of increasing production from heavy oil reserves. Many oil production companies, such as Chevron, Exxon and Shell, are considering the utilization of solar thermal EOR to expand steam generation in order to reduce the emissions and fuel costs associated with fossil fuel steam generation. In addition, many oilfields that could utilize EOR, and specifically solar thermal EOR, are located in remote locations with limited access to other fossil fuel energy sources. Accordingly, obtaining traditional fuel sources leads to high fuel costs, as well as high operating and maintenance costs, and requires the development of gas or electric infrastructure. Furthermore, many governments now mandate or provide incentives for carbon emissions reductions, such as tax incentives in the form of tax credits and accelerated depreciation.

Our Technology Solution

For Utility Applications

Our proprietary solar thermal technology is engineered to produce predictable, reliable and clean energy at a competitive cost. Our solution is specifically designed to address the challenges of utility-scale renewable power generation. Electric power plants using our systems provide:

•

Sufficient generation capacity at peak demand:    Our power production profile, or the amount of power our systems produce at different times of the day, can be tailored to the demand profile that most utilities serve. We optimize our solar field layouts and heliostats to maximize energy production at the time of day when power is in greatest demand. Our technology is able to capture the late afternoon sun more efficiently than fixed-tilt PV panels, as our advanced software adjusts each heliostat individually to continue to track the exact position of the sun, even into the early evening. This enables electric power plants using our systems to deliver more power during times of peak demand. We expect that the on-peak availability of Ivanpah will be significantly higher than electric power plants using wind or fixed-tilt PV, on average. Our production profile also enables electric power plants using our systems to receive higher average prices for power. For instance, in some areas, such as California, utilities such as PG&E and SCE are willing to pay contract prices for peak power supply that are as much as three times the base price for each megawatt hour, or MWh, of delivered energy. This significantly enhances the average revenue per MWh that electric power plants using our systems are able to generate compared to wind systems that typically produce power well below their capacity during peak demand periods.

•

More reliable and consistent power output:    Electric power plants using our systems produce more predictable power output than that of highly intermittent renewable sources such as wind and PV. Because our technology converts solar energy into steam, rather than directly into electricity, the system temperature remains high enough to continue to generate electricity through short periods of intermittent cloud cover. Therefore, electric power plants using our systems are less likely to experience sudden and unexpected power output fluctuations. In addition, electric power plants using our systems are able to bridge prolonged reductions in solar power output by burning small amounts of natural gas, referred to as hybridization. With electric power plants using our systems, utilities and grid operators will require less backup generation compared to competing wind and PV energy sources.

•

Increased production capability through thermal energy storage and hybridization:    In contrast to wind and PV, our technology allows the incorporation of existing cost-effective thermal energy storage and hybridization. This feature can extend the hours of our production period even after the sun goes down, which is particularly important in areas where demand and prices for power remain high later in the day. Thermal energy storage can reduce system integration costs and increase the reliability and consistency of our technology. As utilities purchase greater amounts of electricity from renewable energy sources, we believe the ability to implement energy storage will make our system increasingly valuable to utilities and grid operators. In addition, systems using our technology can be used in combination with traditional fossil fuels such as natural gas, oil and coal, in hybrid generation plants. This hybridization could be operationally very similar to conventional, dispatchable power plants while enabling utilities to save on costs and reduce carbon dioxide emissions during hours when the sun is shining.

As a result of the advantages discussed above, electric power plants using our systems deliver electricity with characteristics highly valued by utilities, such as reliability and flexibility, at a competitive total system cost. In addition, by providing energy during peak demand when utilities are willing to pay the highest price, electric power plants using our systems are able to maximize the revenue realized from the sale of electricity. As the power grid is loaded with increasing quantities of renewable energy over time, we believe that we will have a competitive advantage over other renewable technologies that impose higher integration costs and do not produce electricity as reliably during periods of peak demand.

For Thermal EOR

Our solar-to-steam solution for thermal EOR and other applications associated with oil production is designed to offer oil production and industrial companies a clean, emission-free alternative with the best combination of efficiency, ease of permitting and implementation. Our solar-to-steam solution has several advantages:

•	Inexpensive to operate due to savings achieved by avoiding the use of fuel to generate steam and very low operations and maintenance expenses.

•

Simple to integrate with fossil fuel-fired steam generation systems allowing for reduced emissions and fuel cost during the daylight hours and steam generation regardless of the weather or time of day.

•	Flexible to produce steam not only for EOR but also for electricity to operate the EOR facility or other upstream operations.

•	Less volatile in total EOR costs through lower exposure to fuel prices.

•	Well-suited for locations without locally available gas or electricity.

•	Easier to construct as lower emissions limit the need for expensive permitting and benefit from government incentives and subsidies, which can also apply to the interconnecting infrastructure.

Our power tower technology has the same competitive advantages over other solar thermal technologies for thermal EOR as it does for power generation: lower capital cost, higher efficiency, reduced impact on the environment, and easy adaptation to varying topographical conditions. In addition to these advantages, we believe that the completion of the Coalinga Solar-to-Steam for EOR project in California will provide us with a significant competitive advantage over other solar thermal EOR technologies that have not been proven at large scale. We intend to leverage our solar technology in key regions where there is a combination of good solar resource and oil reserves, such as California and the Middle East.

Our Strengths

We believe that the following competitive strengths position us as a leader within the utility-scale renewable energy market:

•

Superior technology:    We believe our technology represents a compelling solution for utilities seeking superior performance at a competitive cost. The foundation of our technology is our solar field optimization software and proprietary control system that together optimize the output of energy from our system to match the needs of utilities and maximize project revenue. As a result of our proprietary technology, electric power plants using our systems provide more reliable energy output at peak demand than those of PV or wind. Our system can deliver clean, reliable power that naturally extends late in the day, and can be complemented with thermal energy storage to address peak electricity demands and the need for reliable, consistent power production at a competitive cost. In addition, our system has the capability to augment the electricity production and improve reliability through hybridization with conventional fossil fuels.

•

Substantial revenue visibility with fully committed, long-term agreements:    Since our founding, we have signed 14 PPAs with two of the largest electric utilities in the United States, PG&E and SCE to deliver approximately 2.6 GW of installed capacity. We believe this represents the largest utility-scale pipeline in the United States. Three of the PPAs are associated with Ivanpah. We retain 11 PPAs to deliver approximately 2.2 GW of installed capacity. We believe that the 14 PPAs represent over $4 billion of revenue opportunity for us through sales of our systems.

•

Experienced management team:    In the energy industry, the experience that comes from years of designing, building and operating utility-scale projects is critical. The principal members of our technical team pioneered the first utility-scale solar energy plant nearly three decades ago by designing and developing 354 MW of solar thermal power plants that remain in operation today. These plants represent approximately 70% of the solar thermal generation capacity currently installed in the United States. Our team has extensive solar thermal technical and project development expertise and has collectively developed, constructed, and managed more than 20 GW of solar, wind and conventional power projects worldwide.

•

Demonstrated alternative applications of our solar thermal technology:    In addition to our electric utility application, our technology provides the oil and gas industry with a clean, emission-free alternative to traditional fossil fuel-based steam generation methods for thermal EOR. Using solar power to produce steam for thermal EOR is particularly attractive in remote areas with limited infrastructure or high fuel costs. EOR and other industrial process applications of our technology diversify our revenue stream and contribute to our future growth.

•

Strong global partners that support our expansion:    We believe our partnerships with leading global companies such as Alstom, Chevron, NRG Solar and Bechtel provide a strong competitive advantage. By leveraging these relationships and our world-class partners’ local expertise in domestic and international markets, we believe we can enter new markets and pursue expansion opportunities more rapidly and cost-effectively than might otherwise be possible. Currently, our key relationships include:

•

Alstom:    In May 2010, ALSTOM Power Inc. became a stockholder of the Company. In conjunction with this investment, we began business partnership discussions that led to us signing a multi-year business partnership agreement with Alstom in August 2010 to jointly market and bid on projects to design and construct solar thermal power plants in Northern Africa, South Africa and Southern Europe. We subsequently expanded this agreement to include the Middle East.

•

Chevron:    An affiliate of Chevron Corporation made an initial investment in us in 2006. This investment led to business discussions for the use of our systems in a solar-to-steam EOR application. In 2008 we signed an agreement to construct a 29 MWth solar-to-steam EOR facility under a master service agreement with an affiliate of Chevron. We commenced construction of the Coalinga Solar-to-Steam for EOR project in 2009, and the project is scheduled to begin operations in the second half of 2011. We are actively discussing additional thermal EOR deployment and other business opportunities with Chevron.

•	NRG Solar: NRG Solar LLC, a subsidiary of NRG Energy, is the lead investor of Ivanpah, investing up to $300 million in the three phases of Ivanpah. NRG Solar is also the operator of Ivanpah.

•	Bechtel: We selected Bechtel Power Corporation as the EPC contractor for Ivanpah. In addition, Bechtel participated in the financing for each of the three phases of Ivanpah.

•

High-quality development site portfolio:    To accelerate the development of our systems and satisfy our signed PPAs, we are developing solar thermal projects in the United States. Our rigorous site evaluation and screening process identifies high-quality development sites, and is further enhanced by our extensive regulatory and permitting experience. We have a development site portfolio of approximately 110,000 acres under our control in California and the U.S. Southwest that is ideally suited for solar power generation. This portfolio has the potential to accommodate approximately 11 GW of installed capacity. With abundant land, high levels of direct sunlight, geographic proximity to large and growing population centers and strong incentives for renewable power, California and the U.S. Southwest represent some of the most attractive markets for solar thermal applications in the world.

•

Low impact design:    Our systems are designed to have a low impact on the site, limiting changes to topography, soil conditions and vegetation. The heliostats used to focus the sun’s energy on our central tower are mounted on pylons that are driven directly into the ground. Unlike some other renewable energy technologies, such as PV, wind and other competing solar thermal systems, our system greatly reduces the need for concrete pads or extensive land grading. Our systems also cost-effectively use air instead of water to cool steam, which reduces water usage by more than 90% over competing solar thermal technologies that use conventional wet-cooling systems. Given the regulatory restrictions and public concerns for water usage in desert environments, we believe this is an important advantage over other solar thermal technologies that use wet-cooling systems.

Our Growth Strategies

We intend to pursue the following growth strategies to maintain and expand our position as a leader within the utility scale renewable energy market:

•

Leverage our PPAs into sales of systems using our technology:    We intend to use our high-quality development site portfolio to create attractive opportunities for projects where we can sell our solar thermal technology. By executing on these opportunities, we expect to generate substantial revenue, cash flow and profit growth, providing us with the ability to scale and the resources needed to pursue broader growth opportunities.

•

Focus on identifying and creating additional opportunities to sell our systems:    We focus our business development efforts on identifying new projects and additional PPAs in domestic markets and work with strategic partners in international target markets that are characterized by high levels of direct sunlight and energy demand. In addition, we expect to leverage the performance of the Coalinga Solar-to-Steam for EOR project to establish additional relationships for thermal EOR and other solar-to-steam applications.

•

Develop additional relationships with global industry leaders:    We intend to create new relationships with global industry leaders to expand our business. We intend to leverage these new and existing relationships to enter additional markets and pursue expansion opportunities more rapidly and cost-effectively.

•

Continue to improve our proprietary solar thermal technology:    While our systems are currently cost-competitive, we expect our technology roadmap to yield significant cost reductions and a lower total system cost to utilities. We expect improvements to our technology such as higher temperature and pressure operation, software enhancements and larger power blocks, to increase our competitiveness through higher solar energy conversion efficiencies, lower capital costs and increased power production. Our intellectual property portfolio, technical expertise and commitment to research and development have been critical to our success. We intend to continue to lead innovation in solar thermal technology and drive greater capital and operating efficiencies with each new generation of solar power tower technology.

•

Enhance operating characteristics utilities value most:    We intend to integrate features that enhance our system such as hybridization and thermal energy storage where appropriate. We expect these features to yield a lower total system cost to utilities through greater on-peak availability, higher reliability and increased output.

Our Pipeline Execution and Business Development

Since our founding, we have signed 14 PPAs with two of the largest electric utilities in the United States, PG&E and SCE, to deliver approximately 2.6 GW of installed capacity. We believe we have the largest utility-scale solar pipeline in the United States and these 14 PPAs represent over $4 billion of revenue opportunity through sales of our systems. We attempt to match each signed PPA with a site in our development portfolio that is consistent with and fulfills the requirements of the PPA. Depending on the size of a given site, multiple PPAs can be associated with it. For example, three of the PPAs we signed are associated with Ivanpah, and we retain 11 PPAs to deliver approximately 2.2 GW of installed capacity. As part of meeting our obligations under these 11 PPAs, we have a robust development site portfolio comprised of approximately 110,000 acres of land under our control across California and the U.S. Southwest. This site portfolio has the potential to accommodate approximately 11 GW of installed capacity.

There are several key phases of the site development process including the identification, design, permitting, financing, construction and placement into commercial operation of each project. For the projects where we lead development, we initially expect to own 100% of the equity in the projects. A project’s assets are typically held by a special purpose entity that we refer to as a project company. We intend to ultimately sell the majority of the equity in these project companies to third parties while retaining a minority equity interest.

Ivanpah, the first project that will deliver power to serve PPAs that we have signed, is comprised of three concentrating solar thermal power plants. This project combines attractive solar conditions with readily available access to electric transmission, water and natural gas access. Ivanpah is located on a 3,600 acre site in California’s Mojave Desert and will have a gross installed capacity of 392 MW. In April 2011, the U.S. Bureau of Land Management, or BLM, advised us that it will require the issuance of a revised biological opinion by the U.S. Fish & Wildlife Service, or FWS, prior to providing permission to proceed with the construction of Ivanpah’s second and third phases.

While our engineering team is actively engaged in the technical design of Ivanpah, Bechtel is leading its construction and NRG Solar will manage its operation. We have guaranteed all obligations of our subsidiaries that have entered agreements to provide solar field systems and services for each of three phases of Ivanpah. We are also required to fund an escrow of approximately $108.6 million by April 2012 to secure potential construction delay and performance damage payments or warranty liabilities under these solar field system and service agreements.

All three Ivanpah phases have fully committed equity and debt financing of approximately $2.2 billion to fund construction costs, together with other project costs such as interest during construction, sales tax, mitigation and development costs, interconnection costs, cost contingencies and debt reserves. Ivanpah received a $1.6 billion loan, guaranteed by the U.S. Department of Energy and funded by the Federal Financing Bank, a branch of the U.S. Treasury. In addition, Ivanpah has received a total equity commitment of $598 million, consisting of $300 million from the lead equity investor, NRG Solar, $168 million from Google, and $130 million from us. A portion of our equity commitment was funded by a $20 million loan from Bechtel. Our ongoing obligations related to Ivanpah, including solar field guarantees and cost overrun funding, are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Post-Ivanpah Closing Contractual Obligations.”

We currently have two sites in advanced development, Rio Mesa Solar and Hidden Hills Ranch, each located in California. Rio Mesa Solar consists of approximately 6,600 acres and Hidden Hills Ranch consists of approximately 10,000 acres. We are developing the other sites in our 110,000 acre portfolio and working to identify new sites with attractive characteristics for utility-scale solar thermal power plants. In addition, we are actively working to secure additional PPAs, which we intend to match with sites in our portfolio.

In addition to executing on our existing pipeline of PPAs we are focused on identifying additional opportunities to sell our systems in targeted international and domestic markets. We are partnering with Alstom on bids for projects in international markets, such as the Middle East, Northern Africa, South Africa and Southern Europe. For example, in March 2011, we jointly submitted a bid with Alstom in response to a tender process conducted by the State of Israel for a 110 MW solar thermal power plant near Ashalim, Israel. We also intend to pursue additional opportunities for the development of large scale thermal EOR projects using our systems globally. Our Coalinga Solar-to-Steam for EOR project in California developed in partnership with Chevron represents our first thermal EOR project and is expected to commence operations in the second half of 2011. We believe that solar-to-steam applications of our systems, such as thermal EOR, represent a significant growth opportunity.

While Ivanpah has fully committed financing, executing on our pipeline and expanding our business requires significant additional capital. We do not currently anticipate raising additional capital to fund our development efforts for sites currently under our control. Once Ivanpah and the Coalinga Solar-to-Steam for EOR project are operational, we expect to be able to access the traditional project finance and capital markets to construct future projects. Prior to that time, we may add or accelerate projects or sites to the extent capital is available on terms we believe are commercially attractive.

Our Technology

Our proprietary solar-to-steam system integrates with conventional power block components to deliver cost-competitive, reliable and clean power to utilities when needed most. Our system utilizes fields of heliostats controlled by our proprietary software to concentrate sunlight onto a solar receiver/boiler unit to produce high-temperature steam. This high-temperature steam can be used in the production of electricity or for solar-to-steam applications such as thermal EOR. Our heliostats are strategically arranged around a central tower using our proprietary solar field optimization algorithms that position the heliostats to maximize project-specific revenue generation. The solar receiver is a utility-scale boiler, designed to be heated from the outside using concentrated solar radiation reflected onto the boiler by the heliostats. From the solar receiver, high-temperature, pressurized steam is then piped to a conventional steam turbine generator that produces electricity. The electricity is delivered to utility customers through a connection to the transmission grid. The steam is air-cooled and piped back into the feedwater loop through a process that uses significantly less water than solar thermal plants that use wet-cooling systems.

The diagram below shows the key components of a solar thermal power plant using our system.

The foundation of our technology is our solar field optimization software and proprietary control system that together maximize energy output from our system to match the needs of utilities and industrial process companies. Other key components of our system include heliostats and a solar receiver.

Solar Field Optimization Software

Our proprietary solar field optimization software is used during the system design phase to determine the optimal position of each heliostat to achieve each customer’s power production profile. The software runs comprehensive simulations of year-round operation based on actual site conditions (including physical obstacles and no-build zones) combined with custom-built meteorological datasets, and produces precise GPS-ready mappings ready for download to solar field installation crews. This technology provides considerable design flexibility in supporting irregular site footprints and topographies, allowing projects to be built on sites of nearly any geometric shape.

Control System

Our advanced proprietary software system, the Solar Field Integrated Control System, or SFINCS, controls the heliostats arrayed in the solar field to track the sun. SFINCS performs a number of functions including:

•

Solar energy management, to focus the ideal amount of solar energy on the receiver at various times of the day to maximize electricity production while ensuring that the solar receiver’s flux and temperature limits are not exceeded.

•	Solar field control, to provide aiming points on the solar receiver surface for each individual heliostat, as well as facilitating start-up and shutdown.

•	Heliostat tracking maintenance, to calibrate the heliostats based on three-dimensional laser scanning and other photogrammetric methods.

At the core of the SFINCS are our proprietary algorithms that perform real-time optimization of the distribution of energy across our solar receiver using real-time, heliostat-aiming and closed-loop feedback systems. In addition, SFINCS can automatically configure the heliostats to protect them from inclement weather and other stresses.

Heliostats

Our tracking mirrors, known as heliostats, are highly engineered and designed for accuracy, durability and longevity with minimal maintenance. Our current generation heliostat consists of two flat, low-iron, float-glass mirrors, each borne by a lightweight steel support structure, mounted on a single pylon that also features a computer-controlled drive system that enables the heliostat to track the sun to an aiming point on the solar receiver. In the current system design, a 130 MW plant will utilize up to 60,000 heliostats, depending on land area and shape, and site-specific economic optimization. The low-impact design of the heliostat allows our sites to include a slope of up to 5%, and avoids most of the costs of leveling and grading a site. Moreover, most desert vegetation can remain undisturbed, which is particularly important in environmentally sensitive areas.

Heliostats, front and back views

Solar Receiver (Boiler)

The solar receiver is a utility-scale industrial boiler designed to be heated from the outside using concentrated solar radiation reflected onto the boiler by the heliostats. The current design for use in our projects is that of a standard forced-recirculation, drum-type boiler with superheater and reheater. Our solar receiver is designed and manufactured to our specifications by qualified boiler manufacturers. The boiler is designed to withstand the rigors of the daily cycling required in a solar power plant over the course of its lifetime, and is treated with a proprietary solar-absorptive coating to ensure that maximal solar energy is absorbed in the steam.

In electricity generation applications, the high-temperature, pressurized steam generated in the solar receiver is piped to a conventional steam turbine generator. The electricity generated is then delivered to the transmission grid for consumption. The steam is air-cooled and recirculated. By using dry cooling, we believe our system consumes over 90% less water when compared to a similar plant using a wet-cooling system. We believe this process represents an important design element of our system since projects using our systems are likely to be located in arid or desert locations.

In a solar-to-steam application, such as thermal EOR, the process is generally the same as for generating electricity. However, for solar-to-steam applications, saturated steam is piped from the receiver, which typically will not have a superheater, to a heat exchanger to generate the process steam. Solar-to-steam applications frequently require lower temperatures and pressures compared to electricity generation.

Hybridization

Our system design allows for integration with natural gas or other fossil fuels, referred to as hybridization, to enable increased output and more reliable production of electricity. There are three levels of hybridization as described below. The decision to integrate hybridization in our systems, and at what level, is made on a project-by-project basis depending on analysis of the net economic impact to the project, and to the utility’s power grid, and local and national regulations. For example, California’s Renewable Portfolio Standard applies a cap to the amount of energy that can be produced by qualifying renewable resources through co-firing of fossil fuels, which resulted in an optimal design selection of hybridization for supplemental production at Ivanpah. For future projects, we may choose to increase the level of hybridization subject to specific project contracts and regulations.

•

Hybridization for Supplemental Production:    We use a minimal amount of natural gas, in accordance with national and local regulations, to improve the reliability of electricity production throughout the day. For example, each of the three Ivanpah plants will be equipped with a small auxiliary gas-fired boiler that assists with daily start-up, provides steam during short periods of cloud cover, and produces additional electricity when solar radiation declines during the late afternoon. These small boilers will typically be called upon to produce the equivalent of 2% to 5% of the total electricity output of each project.

•

Hybridization for Extended Production:    We are currently engineering our projects in advanced development with larger gas-fired boilers that can provide as much as 50% of a plant’s power rating. In addition to adding reliability (to an even greater degree than the smaller boilers at Ivanpah), these boilers can provide higher on-peak availability, and add dispatchability capabilities that can help utilities and grid operators avoid having to invest in other, more expensive solutions to ensure long-term reliability and operational flexibility, such as construction and operation of additional gas turbines. The boilers are planned to produce at least 5% of each project’s annual electricity production, and in some cases could be used to produce an additional 5% to 10% of the plant’s annual electricity production when deployed as dispatchable capacity.

•

Complete Hybridization:    In some markets, particularly outside the United States, it is possible to use our technology to produce steam in conjunction with natural gas or other fossil fuels to produce electricity. This allows a power plant to operate as a baseload power source while significantly reducing levels of air pollutants and other regulated emissions.

Storage

Our solar power tower technology has the capability to use existing cost-effective thermal energy storage in the form of molten salts to augment electricity production late in the day, improve the reliability of electricity delivery and potentially serve the market for services such as regulating reserve and load following. Storage also allows electric power plants using our systems to supply electricity for more hours per year. Our technology roadmap includes the development of a solution to deliver up to six hours per day of molten salt storage. In such a system, heat from excess steam is stored in a blend of molten nitrate salts (sodium nitrate and potassium nitrate) until the storage system is discharged by reversing the flow of the system and steam is generated from the heat stored in the salts.

Solar Energy Development Center

In June 2008, we opened the Solar Energy Development Center, or SEDC, a fully operational 6 MWth demonstration solar-to-steam facility used to test equipment, materials and procedures as well as construction and operating methods. The SEDC is a scaled cross-section of a typical commercial plant and serves to demonstrate the same proprietary technology that will be used for utility-scale projects that use our technology. An independent engineering firm tested and verified the SEDC’s ability to produce high-temperature and high-pressure solar steam, which we believe are the world’s highest. In a full-sized commercial plant, this utility-grade superheated steam is piped from the boiler to a standard turbine to generate electricity. The SEDC power tower and surrounding heliostats concentrate the sun’s energy onto the boiler, heating the water inside up to 540°C, or more than 1,000°F. The SEDC plant includes more than 1,600 heliostats and a 60 meter tower topped by a solar boiler. The SEDC is located in the Rotem Industrial Park in Israel’s Negev Desert, about 100 km (60 miles) southeast of Jerusalem.

Suppliers

We generally obtain components for our solar thermal systems from multiple suppliers. Because of lead times, we currently source some of our key components for Ivanpah from a limited or sole source of supply, including boilers from Riley Power and turbines from Siemens.

Customers

We sell our systems into utility-scale solar thermal power projects either directly to project owners or indirectly as a sub-supplier to the contractor providing engineering, procurement and construction services to project owners. In conjunction with these sales, we provide technical services related to the design, engineering and operation of our systems. We also sell our systems and technology to oil production companies pursuing thermal EOR activities. In 2010, Ivanpah and Chevron represented the vast majority of our revenue.

Power Purchase Agreements (PPAs)

Power purchase agreements are contracts that provide for the purchase of power at an agreed-upon price for a period of time, which is typically 20 to 25 years for solar projects. Since our founding, we have signed 14 PPAs to deliver approximately 2.6 GW of installed capacity with two of the largest electric utilities in the United States. Ivanpah will fulfill the commitments under two of the PG&E PPAs and one of the SCE PPAs, and we retain 11 PPAs to deliver approximately 2.2 GW of installed capacity.

We believe these PPAs constitute the largest utility-scale solar pipeline in the United States.

•

Pacific Gas and Electric Company (PG&E):    In April 2008, we entered into five PPAs with PG&E to deliver 900 MW of installed capacity. In April 2009, we signed two additional PPAs with PG&E, increasing the total contracted installed capacity to 1,310 MW. All seven PPAs have been approved by the California Public Utilities Commission, or CPUC. Two of the PPAs have been assigned to Ivanpah, and the contracted capacity under the remaining five PPAs is now 1,000 MW. Each PPA provides that PG&E will purchase the full output of an individual power plant for a period of 25 years, and specifies a commercial operation date, or COD, for the power plant (the earliest in 2013, and the latest in 2017). Based in San Francisco, California, PG&E is one of the largest electric utilities in the United States, serving approximately 15 million customers in Northern and Central California.

•

Southern California Edison (SCE):    In February 2009, we entered into seven PPAs with SCE to deliver 1,300 MW of installed capacity, six of which still need approval by the CPUC. One of the PPAs has been assigned to Ivanpah, and the contracted capacity under the remaining six PPAs is now 1,200 MW. Each PPA provides that SCE will purchase the full output of an individual power plant for a period of 20 years, and specifies COD for the power plant (the earliest in 2013, and the latest in 2016). SCE is one of the largest electric utilities in the United States, serving nearly 14 million customers in Central, Coastal and Southern California.

Research and Development

We engage in extensive research and development efforts to improve solar efficiency and reduce system costs and complexity to maintain our competitive advantage. Our research and development organization, consisting of approximately 120 employees located in Israel, works closely with our third- party equipment and service providers and our customers to improve our solar thermal technology and reduce costs. Our research and development expenditures were approximately $16.6 million in 2008, $9.7 million in 2009 and $8.6 million in 2010.

Intellectual Property

We have developed our own proprietary intellectual property relating to the design, construction and operation of our solar thermal technology and systems. We primarily rely on trade secret and contractual rights, including confidentiality and nondisclosure agreements, to protect our proprietary information and know-how. We also maintain a growing patent portfolio that currently consists of five issued US patents and numerous patent applications, including 11 patent applications covering control systems and solar field optimization software, four patent applications covering our operating methods, three patent applications covering heliostat and receiver design, three patent applications covering storage and one patent application covering integration of solar thermal systems and PV. Our patent strategy is to invest the resources necessary to protect our value-added development and to obtain, to the extent possible, broad and meaningful patent coverage for systems using our technology.

Competition

We compete in the utility-scale power and thermal EOR markets. Within the utility-scale power market, we believe that our principal competitors are companies developing renewable energy solutions, such as solar thermal, PV (such as crystalline silicon, thin film and CPV) and wind technologies. In addition, we compete with companies using conventional fossil fuels to generate electricity. Within the utility-scale renewable energy market, the principal factors upon which we compete are:

•	total system cost to utility (including power price and system integration cost)

•	efficiency (energy output)

•	reliability (delivering power on a continuous basis throughout the day and into peak hours)

•	operational flexibility (including performance and peak demand availability)

We believe we compete favorably on each of these factors.

Within the EOR market, we compete with companies utilizing thermal recovery processes. Within the thermal EOR market, the principal factors upon which we compete are price, performance and environmental attributes.

Many of our competitors within the broader energy and renewable energy sector have longer operating histories and significantly greater financial and other resources than we do. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products than us. In addition, we expect to compete with future entrants to the solar thermal industry that offer new technological solutions.

Regulatory Matters

In the United States, our project companies and third-party projects that use our solar thermal technology are subject to extensive regulation by various federal, state and local government agencies. The federal government regulates the wholesale sale and transmission of electric power in interstate commerce through the Federal Energy Regulatory Commission, or FERC, and regulates environmental matters through a variety of agencies. States and local governments regulate the construction of electricity generation, steam generation and electricity transmission facilities, the intrastate distribution of electricity, retail electricity sales and certain environmental matters through various agencies. Similar national, regional and local regulatory frameworks apply in other countries, and multinational confederation frameworks may also apply, as in the European Union. Our project companies located in other countries would be required to comply with the energy, environmental and permitting requirements to the locations in which the projects are located.

U.S. Federal Regulation

Our project companies for electricity generation projects qualify as exempt wholesale generators, or EWGs, through the self-certification procedures contained in FERC regulations. EWGs are entities that engage exclusively in the business of owning generating facilities selling the resulting electric energy products in wholesale markets, and thus qualify for exemption from FERC’s books and records regulations under the Public Utility Holding Company Act of 2005. Our electricity generation project companies will sell electric capacity, energy and ancillary services at market-based rates upon application for, and receipt of, authority granted by FERC.

Our electricity generation project companies are also subject to the reliability standards and operating procedures of the North American Electric Reliability Corporation, or NERC. If our project companies fail to comply with the mandatory reliability standards (either national or the regional and local requirements noted below), our project companies could be subject to sanctions, including substantial monetary penalties.

Due to the height of some of our solar power towers and their potential effect on aviation, our project companies are also required under certain circumstances to seek approval from the Federal Aviation Administration and/or to consult with the Department of Defense.

U.S. Regional and State Regulation

In addition to the reliability requirements of the NERC, our electricity generation project companies are required to comply with the regional reliability requirements of the Western Electricity Coordinating Council, or WECC, and those of the California ISO, as well as standards that may be applied by other balancing area authorities in which our projects may be located. If our electricity generation project companies fail to comply with the mandatory reliability standards, our project companies could be subject to sanctions, including substantial monetary penalties.

The California Energy Commission is responsible for permitting the construction and operation of certain electric power plants located in California, including those using our systems, and provides comprehensive certification of such projects, which include all state environmental permits. Furthermore, county building permits and separate environmental permits are required for solar-to-steam projects in California. Projects outside California may require building permits and separate environmental permits, including for air emissions and any potential impact on wildlife species.

State public utilities commissions, such as the CPUC, the Public Utilities Commission of Nevada and the Arizona Corporation Commission regulate public utility companies operating in their respective states and establish rates, tariffs, charges and fees, as well approve power purchase agreements between our electricity generation project companies and utilities under their jurisdiction. These commissions are generally responsible for overseeing the renewables procurement obligations. These commissions are also responsible for permitting the construction of transmission within their respective states; while in California this jurisdiction is exclusive, in other states, such as Nevada, local approvals may also be required.

Environmental Regulation

Our project companies are subject to various environmental, health and safety laws and regulations in each of the jurisdictions in which they operate. These laws and regulations require our project companies to obtain and maintain permits and approvals, undergo environmental review processes and implement environmental, health and safety programs and procedures to control risks associated with the siting, construction, operation and decommissioning of their projects, all of which involve a significant investment of time and expense.

Under U.S. laws and regulations such as the Federal Clean Air Act, Federal Clean Water Act, National Environmental Policy Act and endangered species requirements, Federal Bureau of Land Management, or BLM, requirements and other state and local programs, our project companies are required to obtain a range of environmental permits and other approvals from federal, state and local governmental authorities to build and operate the projects. For example, the activities of our project companies are regulated by various federal environmental and natural resource agencies including the U.S. Army Corps of Engineers (on wetland issues); the U.S. Environmental Protection Agency, or EPA, (on air quality and storm water issues); the U.S. Fish and Wildlife Service (on wildlife species issues); and the BLM (in relation to its management of federal lands on which our sites may be located, or through which generator tie-lines may transverse). Our project companies incur costs in the ordinary course of business to comply with these laws, regulations and permit requirements. Failure to comply with these laws, regulations and permit requirements may result in administrative, civil and criminal penalties, imposition of investigatory, cleanup and site restoration costs and liens, denial or revocation of permits or other authorizations and issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property have been brought and may in the future result from environmental and other impacts of their activities.

Governmental Programs and Incentives

One of the key factors contributing to the growth of solar power and other sources of renewable energy in the United States is the existence of several government incentive programs and regulatory requirements at both the state and federal level.

Renewable Portfolio Standards

A Renewable Portfolio Standard, or RPS (sometimes called a Renewable Energy Standard, or RES), is a program mandating that a specified percentage of electricity sales in a state or municipality originate from eligible sources of renewable energy. In the United States, over half of the states, including our initial target markets in California and the U.S. Southwest, have implemented ambitious RPS programs that require retail electricity suppliers to provide a minimum percentage of their retail supply from eligible sources of renewable energy. State RPS requirements have been a major driver of renewable energy growth in the United States. Of the 30 GW of non-hydro renewable capacity added since 2004, 90% has been built in states with established, legally binding RPS requirements, according to Emerging Energy Research. State climate change programs, such as California’s Global Warming

Solutions Act (known as AB 32), provide both RPS requirements for electricity, which help create the market for electric power plants using our systems, as well as carbon-reduction requirements for other sectors, which facilitate a market for our solar-to-steam projects.

In addition to state RPS programs, federal legislation to establish a national clean and/or renewable energy standard remains in consideration. Several such bills have been introduced in the House and Senate in recent years and there has been an increasing discussion of a Clean Energy Standard, or CES, which would include renewables along with other low- or no-carbon energy sources, such as hydro, clean coal and nuclear. Interstate electrical transmission planning to support the timely development of renewable energy projects is a central focus of proposed federal legislation and FERC rules. Federal and state regulators are working together to implement renewable generation and transmission, and will need to increase their efforts in the event of adoption of a federal renewables generation program and/or a federal program for renewable transmission.

California and the U.S. Southwest states that our project companies are targeting have mandatory RPS policies and in some cases, specific set-asides for solar projects. California has recently adopted legislation requiring all California retail energy sellers, including municipal power agencies, to derive 33% of the energy they supply from renewable energy resources by 2020. In the U.S. Southwest, Nevada’s RPS requires 25% of total electric generation to come from eligible sources of renewable energy by 2025, Arizona’s RPS requires 15% by 2025, and New Mexico requires 20% by 2020 for investor-owned utilities and 10% by 2020 for utility cooperatives. Given this region’s energy needs, demand characteristics and renewable energy resources, we believe that the majority of the electrical power supplied from renewable energy projects built in response to RPS mandates in this region will be in the form of solar energy. In addition to RPS programs, some states have technology-specific requirements, such as New Mexico’s mandate that a minimum of 20% of the total RPS requirement applicable to investor-owned utilities must come from solar energy sources (i.e., 4% of retail sales must be from solar energy resources). The RPS programs and supplemental requirements in these states require additional renewable energy development in order for the RPS program requirements to be achieved, and thus present significant growth opportunities for solar power development.

Federal Tax and Economic Incentives

Since 2008, the U.S. Government federal stimulus legislation has included multiple elements that significantly encourage investment in the renewable energy sector, promote the development of domestic green-collar jobs and act as an engine of economic growth. The American Recovery and Reinvestment Act of 2009, or the ARRA, includes over $80 billion in incentives to encourage investment in the renewable energy sector. President Obama has demonstrated consistent support for growing the renewable energy industry including, most recently, the 2011 State of the Union address in which he stated his intent to pursue a Clean Energy Standard and established the goal of obtaining 80% of U.S. electricity from clean energy sources by 2035.

Extensive U.S. Government support creates compelling incentives for companies to finance and build new utility-scale renewable energy projects in the United States. Even prior to passage of the ARRA, the federal government enacted several major incentives that support solar development. Certain of these initiatives include:

•	Investment tax credits: Increasing the investment tax credit for solar energy projects from 10% to 30% and extending it through December 2016.

•	Accelerated depreciation: Allowing accelerated depreciation of capital costs over five years for solar projects placed in service after 1986.

•

DOE loan guarantee program:    Providing DOE Title XVII loan guarantees of up to 80% of the cost of a renewable energy project that utilizes new technology, and in some circumstances, providing direct loans funded by the Federal Financing Bank, as in the case of Ivanpah.

In 2009, the ARRA added a number of meaningful incentives that encourage investment in solar energy, including the following:

•

Cash grants in lieu of tax credits:    Developers have the option to forego the investment tax credit and elect to receive a cash grant from the U.S. Treasury for 30% of the project cost for solar projects that are under construction by the end of 2010. In December 2010, Congress extended this commencement deadline to the end of 2011.

•

Bonus depreciation:    The ability to claim an additional depreciation deduction equal to 50% of the capital expenditures of a project immediately for projects completed during 2009 and on some equipment installed in 2010. In December 2010, Congress extended this program to allow eligible property placed in service after September 8, 2010 and before January 1, 2012 to qualify for 100% first-year bonus depreciation. For 2012, bonus depreciation is still available, but the allowable deduction reverts from 100% to 50% of the eligible basis.

•

DOE loan guarantee expansion:    Six billion-dollar expansion of the DOE loan guarantee program cost, with a streamlined application process, lower credit subsidy charges and a broader mandate to fund energy projects. Although the ARRA expanded the DOE loan guarantee program to $6 billion and was estimated to provide at least $60 to $80 billion of financing for the industry, funding for this program has been substantially reduced to $2.5 billion and continues to face challenges. As a result, the program may not continue past the projects already financed such as Ivanpah. We were one of the technology companies selected for the DOE’s Title XVII loan guarantee program, and the only solar thermal technology company included in the first phase of that program. As part of the program, Ivanpah received a $1.6 billion loan, guaranteed by the DOE and funded by the Federal Financing Bank, a branch of the U.S. Treasury, which closed in April 2011.

Employees

As of March 31, 2011, we employed 284 full-time employees and 23 part-time employees, including 213 engaged primarily in research, development and operations activities, and 94 in administrative activities. Of these employees, 92 full-time and 3 part-time employees are located in the United States, primarily in Oakland, California, and 192 full-time and 20 part-time employees are located outside the United States, primarily in Jerusalem, Israel. As of March 31, 2011, we also employed (directly or through third-party agencies) 29 individuals on a contract basis (25 on a full-time basis), the majority of whom were primarily engaged in research, development and operations activities. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Legal Proceedings

On January 13, 2011, the La Cuna De Aztlan Sacred Sites Protection Circle Advisory Committee, Californians for Renewable Energy, and seven individuals filed a complaint in the United States District Court, Central District of California, alleging that the permitting process for the four large scale solar projects on federal land in California subject to that court’s jurisdiction, including Ivanpah, did not comply with various federal requirements, including National Environmental Policy Act, or NEPA, Federal Land Policy Management Act, or FLPMA, the National Historic Preservation Act and the Native American Graves Protection and Repatriation Act. On December 27, 2010, these plaintiffs had earlier filed a similar complaint in the Southern District of California with respect to all five of the large-scale solar projects on federal land in California, which continues with respect to the single project subject to that court’s jurisdiction but was dismissed with respect to Ivanpah and the three other projects now subject to the lawsuit in the Central District. The complaint names the U.S. Department of Interior, or DOI, our project companies holding permits for Ivanpah and permit-holding developers of other projects as defendants. The complaint seeks injunctive relief, but no motion for injunctive relief has been filed in the suit against Ivanpah.

On January 14, 2011, the Western Watersheds Project filed a complaint in the United States District Court, Central District of California, against the DOI alleging that the permitting process for Ivanpah did not comply with various federal requirements, including NEPA, the Endangered Species Act and FLPMA. As with the La Cuna litigation, the complaint seeks injunctive relief, but no motion for injunctive relief has been filed in the suit against Ivanpah.

While we believe the lawsuits will not succeed on the merits, and while the likelihood of an injunction materially impairing the project is increasingly small with the passage of time, litigation, whether or not determined in our favor, can be costly and time consuming and could divert our attention and resources, which could adversely affect our business.

We are not currently a party to any other material litigation. Our industry is subject to extensive and rapidly changing federal, state and local electricity, environmental, health and safety and other laws and regulations. We may from time to time become subject to legal proceedings and claims that arise in the ordinary course of business, including proceedings contesting our permits or the construction or operation of our projects.

Facilities

Our principal executive offices are located in Oakland, California, where we lease approximately 20,000 square feet under a lease that expires in June 2014. In addition, we lease approximately 15,000 square feet in Jerusalem, Israel, for our research and development organization under three leases that expire between May 2012 and December 2015 and approximately 236,000 square feet of demonstration facility and test site space under two leases, the terms of which are currently being extended. We also lease space (typically less than 2,000 square feet) in various geographic locations primarily for sales and support personnel. We believe that our current facilities are adequate to meet our needs through the middle of 2014, at which time we may need to lease additional space.

MANAGEMENT

Executive Officers and Directors

The names and ages of our executive officers and directors as of April 15, 2011 are as follows:

Name	Age	Position(s)
John M. Woolard	46	President, Chief Executive Officer and Director
John “Jack” F. Jenkins-Stark	60	Chief Financial Officer
Israel Kroizer	58	Executive Vice President of Engineering, R&D and Product Supply
Carlos F. Aguilar	53	Senior Vice President of Project Execution and International Development
Arnold J. Goldman	68	Chairman Emeritus, Founder and Director
Daniel T. Judge	47	General Counsel and Corporate Secretary
Lynda Ward Pierce	48	Senior Vice President, Human Resources and Administration
John E. Bryson(2)(3)	67	Chairman of the Board
Nicholas E. Brathwaite	52	Director
Denis Cochet	58	Director
J. Stephan Dolezalek	54	Director
James Eats(1)(2)(3)	52	Director
David C. Fries(2)	66	Director
Thomas M. O’Flynn(1)(3)	51	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Governance Committee

John M. Woolard has served as our President and Chief Executive Officer and a member of the board of directors since October 2006. Prior to joining BrightSource, Mr. Woolard was an Executive-in-Residence at VantagePoint Capital Partners’ CleanTech Group from 2005 to 2006. From 2003 to 2005, Mr. Woolard served as Vice President of Software Solutions and subsequently the Vice President of Strategy and Business Development at Itron, Inc., which in 2003 acquired Silicon Energy Corporation, an energy management software company. Mr. Woolard co-founded Silicon Energy Corporation and was President, Chief Executive Officer and Chairman of its board of directors from 1997 to 2003. Mr. Woolard has previously held positions with Lawrence Berkeley National Labs and PG&E. Mr. Woolard is a Crown Fellow at the Aspen Institute, and he currently serves on the advisory boards of the Tuolumne River Preservation Trust and University of California, Berkeley’s Haas School of Business Energy Institute and Lester Center for Entrepreneurship. Mr. Woolard holds an M.B.A. from the Haas School of Business at the University of California, Berkeley, a Masters in Environmental Planning from the University of Virginia, and a B.A. in Economics from the University of Virginia. Mr. Woolard brings to our board of directors nearly two decades of experience in the energy technology sector as an executive, entrepreneur and investor.

John “Jack” F. Jenkins-Stark has served as our Chief Financial Officer since May 2007. From May 2004 to May 2007, Mr. Jenkins-Stark served as Chief Financial Officer at SVB Financial Group. He previously served as Vice President of Business Operations and Technology at Itron and as Senior Vice President and Chief Financial Officer at Silicon Energy from 2000 to 2004. He also served as Senior Vice President and Chief Financial Officer of GATX Capital from 1998 to 2000 and held senior management roles at PG&E Corporation from 1988 to 1998. He serves on the board of directors of the general partner of TC PipeLines L.P., a publicly-traded energy infrastructure business. Mr. Jenkins-Stark holds both a Bachelor’s and Masters degree in Economics from the University of California, Santa Barbara and an M.B.A. from the Haas School of Business at the University of California, Berkeley. Mr. Jenkins-Stark brings more than three decades of energy industry and finance experience to BrightSource.

Israel Kroizer serves as our Executive Vice President of Engineering, R&D and Product Supply, prior to which he served as our Chief Operating Officer since November 2007, and as our Vice President of Israeli Operations from October 2006 to November 2009. He has served as President of BrightSource Industries, (Israel) Ltd. (formerly named Luz II Ltd.), or BSII, since October 2006. From 1987 to 1991, Mr. Kroizer served as the Senior Vice President of Luz International Ltd. and the President and CEO of Luz Industries (Israel) Ltd., where he was responsible for the original Luz International thermal design and for the management of more than 500 research and development staff. Between 1994 and 2006, he was the owner of Israel Kroizer Ltd., which developed energy and water projects for municipalities, major industrial clients and banks. Mr. Kroizer holds a B.S. and a Masters in Mechanical Engineering, specializing in energy, from the Technion in Haifa, Israel. Mr. Kroizer is a world-renowned expert in solar power generation technology.

Carlos F. Aguilar serves as our Senior Vice President of Project Execution and International Development, prior to which he served as our Senior Vice President of Global Development since January 2010. Most recently, he served as Principal Vice President for Bechtel Power Corporation working on United States fossil power projects from January 2008 to December 2009. While at Bechtel, Dr. Aguilar also served as Principal Vice President & Managing Director of Bechtel Enterprises from 2000 to 2007; President of Bechtel Financing Services from 2003 to 2007; President and Chief Operating Officer of United Infrastructure Company from 2001 to 2004, Bechtel’s civil infrastructure investment vehicle; and President of Bechtel de Mexico and Managing Director of Bechtel Enterprises Latin America from 1999 to 2001. Dr. Aguilar is also a former two-term member of the U.S. Export-Import Bank’s Board of Advisors from 2007 to 2009. From 1991 to 1998, Dr. Aguilar worked at the Inter-American Investment Corporation, where he served as Regional Operations Manager and Chief Engineer and Environmental Officer from 1995 to 1998. Prior to that, he held management roles with Costa Rica’s Investment Board. Dr. Aguilar holds a Ph.D. and Masters in Technological Economics from Stirling University in Scotland, as well a B.S.C.E. in Mechanical Engineering and Materials Science from Duke University. Dr. Aguilar brings more than two decades of experience in international development, operations and finance to his role at BrightSource.

Arnold J. Goldman has served as the Chairman Emeritus of BrightSource and Chairman of BSII since October 2010. Mr. Goldman founded BrightSource in April 2004 and served as Chairman from April 2004 to October 2010. Mr. Goldman was the founder of Luz International, Ltd. and served as its Chief Executive Officer from 1980 to 1991. Mr. Goldman also co-founded Electric Fuel Ltd., an electric battery and fuel cell company listed today as Aerotech Corp. From 1970 to 1977, he was the Vice President of Engineering and co-founder of Lexitron Corporation, the first word processing company in the United States, which was acquired by Raytheon in 1977. Mr. Goldman holds a B.S. in Engineering from the University of California, Los Angeles and an M.S.E.E. from the University of Southern California. Mr. Goldman brings to our board of directors extensive management and leadership experience, a deep knowledge of the solar industry and of the financial and operational issues faced by us.

Daniel T. Judge has served as our General Counsel and Corporate Secretary since June 2008. Mr. Judge joined BrightSource after serving as Senior Counsel at Calpine Corporation from 2005 to 2007, where he was responsible for the legal aspects of project development and financing efforts in the western region of the United States. Prior to Calpine, Mr. Judge was Vice President and Senior Counsel at Bechtel Enterprises, the infrastructure project development and investment arm of the Bechtel group of companies, from 1998 to 2005. There, he supported the development of airports, bridges and water systems, in addition to power projects. Mr. Judge began his legal career with the law firm of Orrick, Herrington & Sutcliffe LLP, where he specialized in corporate securities, project finance and commercial finance law. Mr. Judge has a J.D. from Boalt Hall at the University of California, Berkeley and an A.B. in American Studies from Stanford University.

Lynda Ward Pierce has served as our Senior Vice President of Human Resources and Administration since July 2010. Prior to joining BrightSource, Ms. Pierce served as Vice President of Human Resources at MobiTV, Inc. from August 2007 to July 2010. She also previously served as Head of Human Resources for SVB Financial Group, and as Vice President of Human Resources at Organic, Inc. from 1999 to 2007. From 1991 to 1999, she also held senior management roles at Navigant Consulting, Inc. and Mervyn’s Department Stores. Ms. Pierce holds a B.S. in Managerial Economics from the University of California, Davis, where she also attended the Graduate School of Management for a Masters in Management. She later completed the coursework for a Masters degree in Human Resources & Organizational Development from the College of Professional Studies at the University of San Francisco.

John E. Bryson has served as a member of our board of directors and Chairman of our board of directors since September 2010. Mr. Bryson has also served as a Senior Advisor to Kohlberg Kravis Roberts & Co. since 2008. Mr. Bryson was Chairman and Chief Executive Officer of Edison International (an electric power generator and distributor), the parent company of SCE and Edison Mission Group from 1990 to 2008. Mr. Bryson is also on the board of directors of The Walt Disney Company, The Boeing Company and CODA Automotive. He serves as a Non-Executive Chairman of the Public Policy Institute of California, of the board of overseers of Keck School of Medicine of the University of Southern California, and is a Trustee of the California Institute of Technology, a director of the W.M. Keck Foundation and of the California Endowment. He also serves as the Co-Chairman of the Pacific Council on International Policy. Mr. Bryson has served as President of the California Public Utilities Commission, as Chairman of the California State Water Resources Control Board, as a founder and attorney for the Natural Resources Defense Council and as a member of the board of the Council on Foreign Relations. Mr. Bryson brings to our board of directors practical knowledge in all aspects of managing and providing leadership to complex business organizations and expertise in utility regulation and environmental issues.

Nicholas E. Brathwaite has served as a member of our board of directors since April 2011. Mr. Brathwaite is a partner of Riverwood Capital LLC, a private equity firm he co-founded in January 2008. Mr. Brathwaite served as Chief Executive Officer of Aptina Imaging Corporation, a semiconductor company specializing in complementary metal-oxide-semiconductor image sensor technology, from 2008 to 2009, and is currently the Chairman of its board of directors. Mr. Brathwaite was the Chief Technology Officer of Flextronics International Ltd., an electronic manufacturing services company, from 2000 to 2007. In 1995, Flextronics International Ltd. acquired nChip, Inc., a multi-chip module company, where Mr. Brathwaite held the position of Vice President and General Manager of Operations from 1992 to 1996. Mr. Brathwaite currently serves a member of the board of directors of Power Integrations, Inc., a supplier of high-voltage analog integrated circuits for use in AC to DC power conversion and Tessera Technologies, Inc., a technology innovator that invests in, licenses and delivers innovative miniaturization technologies for next-generation electronic devices. He was also a member of the board of directors of Photon Dynamics, Inc., a public company and provider of products and services to flat panel display manufacturers, prior to its acquisition in October 2008. He received a B.S. in Applied Chemistry from McMaster University and a Masters in Polymer Engineering from the University of Waterloo. Mr. Brathwaite has also completed The Wharton School’s Executive Education Training on Corporate Governance at the University of Pennsylvania. Mr. Brathwaite’s technical background as well as his experience as an independent director of several public companies enable him to provide valuable insight and guidance to our management team and board of directors.

Denis Cochet has served as a member of our board of directors since March 2011. Mr. Cochet is currently Senior Vice President, Sales and Marketing for Alstom Power Sector. He began his career at Alstom in 1978 after serving two years in the French Navy. During Mr. Cochet’s tenure at Alstom, he has held a variety of positions including Sales and Marketing Vice President of Alstom Industrial

Segment from 2003 to 2007, and Vice President of Sales for Alstom Power Sector since 2007. Mr. Cochet was educated in France and received a degree in statistics and economics from Ecole Nationale de la Statistique et de l’Administration Economique. Mr. Cochet brings to our board of directors more than three decades of experience in the international energy sector.

J. Stephan Dolezalek has served as a member of our board of directors since April 2011. He previously served as a member of our board of directors from November 2007 to May 2008. Mr. Dolezalek has served as Managing Director at VantagePoint Capital Partners, a venture capital investment firm since 1999 and Group Leader of the firm’s, CleanTech Group since its inception in 2002. Mr. Dolezalek is an active participant in numerous cleantech advisory groups, including the American Council on Renewable Energy Leadership Council, the Center for American Progress Clean Tech Council, the California Energy Commission Public Interest Energy Research Program Advisory Board, and the University of Texas Energy Management and Innovation Center Advisory Board. At VantagePoint, Mr. Dolezalek previously served as head or co-head of the firm’s Software and Life Sciences Groups. Prior to joining VantagePoint, Mr. Dolezalek was a senior partner with Brobeck, Phleger & Harrison acting as Managing Partner of that firm’s Palo Alto office, Head of the Business and Technology Group and Chairman of the Life Sciences Group. Mr. Dolezalek received a B.S. from the School of Architecture at the University of Virginia and a J.D. from and the University of Virginia School of Law. He serves on the board of directors of the University of Virginia School of Architecture Foundation. With his background as a venture capitalist, Mr. Dolezalek brings to our broad of directors broad experience in advising and managing alternative energy companies, including expertise in capital raising, financial budgeting, strategy and operations.

James “Jim” Eats has served as a member of our board of directors since May 2007. Mr. Eats is currently President and Chief Executive Officer of Garden Energy, a renewable energy company he co-founded in November 2007. From 2006 to 2008, Mr. Eats served as Chief Executive Officer of Transformative Energy & Environment, Inc., a strategic advisory and hybrid equities firm with a focus on cleantech and sustainable businesses. From 2003 to 2006, Mr. Eats served as Division President—Americas for General Electric Wind Energy a division of General Electric Company, or GE. Prior to 2003, Mr. Eats served as GE Energy Region Executive and General Manager of South Asia, responsible for customer facing activities in 18 countries from Vietnam to New Zealand and he also led GE Power Systems-Korea, one of GE’s largest overseas markets. Mr. Eats received his Masters in Mechanical Engineering from Rensselaer Polytechnic Institute, and a B.S. in Engineering from Clarkson University. Mr. Eats brings to our board of directors significant experience in corporate leadership in multinational firms.

David C. Fries has served as a member of our board of directors since May 2008. He previously served as a member of our board of directors from October 2006 to November 2007. Mr. Fries has been employed by VantagePoint Capital Partners, a venture capital investment firm, since August 2001 where he currently serves as a Managing Director. Prior to joining VantagePoint, he was the Chief Executive Officer of Productivity Solutions, Inc., a Florida-based developer of automated checkout technologies for food and discount retailers, from 1995 to 1999. For seven years prior to that, he was a General Partner of Canaan Partners, a venture capital firm. Mr. Fries served 17 years in numerous executive roles in engineering, manufacturing, senior management and finance at GE, including directing GE Venture Capital’s California operation, which later became Canaan Partners. Mr. Fries served as a director of Aviza Technology, Inc., a supplier of advanced semiconductor equipment and process technologies for the global semiconductor industry, from 2003 until November 2007 and as a Director of Finisar Corporation, a provider of optical subsystems and components to system manufacturers for communication applications, from 2005 to 2010. Mr. Fries holds a B.S. in Chemistry from Florida Atlantic University and a Ph.D. in Physical Chemistry from Case Western Reserve University. Mr. Fries brings to our board of directors extensive management and finance experience in several industry and operational areas from his prior experience as an executive of several companies and a venture capital investor.

Thomas M. O’Flynn has served as a member of our board of directors since June 2010. Since May 2010, Mr. O’Flynn has been a senior advisor to The Blackstone Group, assisting the Private Equity Group’s efforts in the power and utility sector. From May 2010 to April 2011, Mr. O’Flynn was also Chief Operating Officer and Chief Financial Officer of Transmission Developers, Inc., a Blackstone controlled company. From 2001 to 2009, Mr. O’Flynn was the Executive Vice President and Chief Financial Officer of Public Service Enterprise Group Incorporated where he had responsibility for operating and corporate financial and strategic functions for the diversified energy company. He also served as President of PSEG Energy Holdings from 2007 to 2009. From 1986 to 2001, Mr. O’Flynn was in the Global Power and Utility Group of Morgan Stanley during which he served as a Managing Director from 1996 to 2001 and as Head of the North American Power Group from 2000 to 2001. He was responsible for senior client relationships and led a number of large merger, financing, restructuring and advisory transactions. Mr. O’Flynn served on the board of directors for Nuclear Electric Insurance Limited from 2003 to 2009 and was Chairman of the Finance Executive Advisory Committee of the Edison Electric Institute from 2006 to 2008. He holds a B.A. in Economics from Northwestern University and an M.B.A. in Finance from the University of Chicago. Mr. O’Flynn brings to our board of directors 25 years of energy finance and utility experience.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Code of Ethics

Prior to the closing of the offering, our board of directors will adopt a Code of Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other principal executive and senior financial officers. Our Code of Ethics will be posted on our website. We intend to disclose future amendments to certain provisions of our Code of Ethics, or waivers of these provision, on our website.

Board of Directors

Our board of directors currently consists of nine members. All of our current directors were elected or appointed in accordance with the terms of our amended and restated certificate of incorporation and an amended and restated voting agreement among us and certain of our stockholders. The amended and restated voting agreement will terminate upon the completion of this offering, and there will be no further contractual obligation regarding the election of our directors. Our bylaws permit our board of directors to establish by resolution the actual number of directors within a range of seven to nine.

Our board of directors will be divided into three classes effective upon the closing of the offering. The Class I directors,                     ,                     and                     , will serve an initial term until the 2012 Annual Meeting of Stockholders, the Class II directors,                     ,                     and                     , will serve an initial term until the 2013 Annual Meeting of Stockholders, and the Class III directors,                     ,                     and                     , will serve an initial term until the 2014 Annual Meeting of Stockholders. Each class will be elected for three-year terms following its respective initial term.

Director Independence

Upon the completion of this offering, our common stock will be listed on                     . Under the rules of                     , independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of                     require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of                     , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In                     , our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Bryson, Brathwaite, Dolezalek, O’Flynn, Eats and Fries, representing six of our nine directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of                     . Our board of directors also determined that Messrs.                     ,                     and                     , who comprise our audit committee, Messrs.                     ,                     and                     who comprise our compensation committee and Messrs.                     ,                     and                     who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of                     . In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which have the composition and responsibilities described below.

Audit Committee

Our audit committee is currently comprised of Messrs. Eats and O’Flynn, each of whom is a non-employee member of our board of directors. Mr. O’Flynn is our audit committee chairman and is our audit committee financial expert, as currently defined under the SEC rules. Prior to the completion of this offering, our board of directors will adopt a charter for our audit committee. We expect that our audit committee to be responsible for, among other things:

•	reviewing and approving the selection of our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Bryson, Eats and Fries, each of whom is a non-employee member of our board of directors. Mr. Fries is our compensation committee chairman. Prior to the completion of this offering, our board of directors will adopt a new charter for our compensation committee. We expect that our compensation committee will be responsible for, among other things:

•	overseeing our compensation policies, plans and benefit programs;

•

reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensations or arrangements;

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

•	administrating our equity compensation plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Bryson, Eats and O’Flynn, each of whom is a non-employee member of our board of directors. Mr. Bryson is the chairman of our nominating and corporate governance committee. Prior to the completion of this offering, our board of directors will adopt a charter for our nominating and governance committee. We expect that our nominating and governance committee will be responsible for, among other things:

•	identifying, evaluating and recommending to the board of directors for nomination candidates for membership on the board of directors;

•	preparing and recommending to our board of directors corporate governance guidelines and policies; and

•	identifying, evaluating and recommending to the board of directors the chairmanship and membership of each committee of the board.

We intend to post the charters of our audit, compensation, and nominating and governance committees, and any amendments that may be adopted from time to time, on our website.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee of our board of directors are currently Messrs. Bryson, Eats and Fries. None of Messrs. Bryson, Eats and Fries has at any time been an officer or employee of BrightSource or any subsidiary of BrightSource.

Director Compensation

Our board of directors follows a director compensation policy pursuant to which members of the board of directors who are not employees and who are not affiliated with our significant stockholders receive directors’ fees consisting of the following:

Annual Retainer Fees

•	Board of Directors Member—$20,000

•	Chairman of the Board—$11,000

•	Chair of Audit Committee—$9,000

•	Chair of Compensation Committee—$7,500

•	Chair of Nominating and Governance Committee—$5,000

Meeting Fees for In Person Attendance

•	Board of Directors—$1,500

•	Chair of Audit Committee—$2,000

•	Member of Audit Committee—$1,250

•	Chair of Compensation Committee—$1,500

•	Member of Compensation Committee—$1,250

•	Chair of Nominating and Governance Committee—$1,000

•	Member of Nominating and Governance Committee—$1,000

Telephonic Meeting Attendance

•	Board of Directors Member—$750

•	Audit Committee (Chair or Member)—$750

•	Compensation Committee (Chair or Member)—$750

•	Nominating and Governance Committee—$750

Also pursuant to the compensation policy, such non-employee, non-affiliated directors are also entitled to receive an annual long-term equity incentive grant with a target of $34,000. In addition to the $1,500 meeting fee for board meetings attended in person, the chairman of the board of directors is also entitled to receive an additional $1,500 for each board meeting he chairs in person. We also reimburse directors for travel, lodging and other expenses incurred in connection with their attendance at board or committee meetings.

Director Compensation Table

The following table sets forth the total compensation for our non-employee directors for the year ended December 31, 2010.

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	Total ($)
John E. Bryson	$13,617	$422,479	$436,096
Mark Coxon(3)	—	—	—
Jim Eats	$47,773	$196,826	$244,599
David C. Fries	—	—	—
Thomas M. O’Flynn	$26,182	$170,597	$196,779
Geoffrey Richardson(4)	—	—	—
Rahul Culas(5)	—	—	—

(1)	Mr. Goldman is a member of our board of directors and is an executive officer, but not a named executive officer, and does not receive any additional compensation for services provided as a director.

(2)	Please see the outstanding equity awards table below for the details of the option awards.
(3)	Mr. Coxon resigned as a member of our board of directors effective March 2, 2011.
(4)	Mr. Richardson resigned as a member of our board of directors effective February 26, 2010.
(5)	Mr. Culas resigned as a member of our board of directors effective July 26, 2010.

The following table lists all outstanding equity awards held by our non-employee directors as of December 31, 2010.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Option Awards ($)(1)
John E. Bryson	9/20/2010	5,000	95,000	$4.83	9/19/2020	$422,479
Mark Coxon(2)	N/A	—	—	—	N/A	—
Jim Eats	5/11/2007	28,666	11,334	$0.47	5/10/2017	$16,661
	3/4/2009	6,230	6,230	$2.96	3/3/2019	$32,042
	4/28/2010	—	9,000	$4.26	4/27/2020	$33,715
	9/20/2010	3,860	34,748	$4.83	9/19/2020	$163,111
David C. Fries	N/A	—	—	—	N/A	—
Thomas M. O’Flynn	9/20/2010	2,019	38,361	$4.83	9/19/2020	$170,597
Geoffrey Richardson(3)	N/A	—	—	—	N/A	—
Rahul Culas(4)	N/A	—	—	—	N/A	—

(1)	Reflects the grant date fair value of each award computed in accordance with FASB ASC Topic 718. These amounts do not correspond to the actual value that will be recognized by the directors. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements.
(2)	Mr. Coxon resigned as a member of our board of directors effective March 2, 2011.
(3)	Mr. Richardson resigned as a member of our board of directors effective February 26, 2010.
(4)	Mr. Culas resigned as a member of our board of directors effective July 26, 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for the year ending December 31, 2010 should be read together with the compensation tables and related disclosures set forth below.

This discussion contains information regarding our executive compensation programs that are based on our current plans and historical practices, as well as considerations, expectations and determinations regarding future compensation programs that we may adopt as we evolve from a pre-IPO company to a publicly traded company. While we have endeavored to include statements about how our compensation programs may evolve in a post-IPO environment based upon our current expectations, the actual compensation programs that we ultimately adopt may differ materially from currently planned programs summarized in this discussion.

Named Executive Officers

The individuals in the Summary Compensation Table set forth after this Compensation Discussion and Analysis are referred to as the “named executive officers,” or NEOs, and include the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensation executive officers. Our NEOs for 2010 were:

•	John M. Woolard – President, Chief Executive Officer and Director

•	Jack F. Jenkins-Stark – Chief Financial Officer

•	Israel Kroizer – Executive Vice President of Engineering, R&D and Product Supply, BrightSource and President, BSII

•	Carlos F. Aguilar – Senior Vice President of Project Execution and International Development

•	Lynda Ward Pierce – Senior Vice President, Human Resources and Administration

Role of the Compensation Committee in Setting Executive Compensation

The compensation committee has the overall responsibility for assessing performance and recommending to our board of directors the compensation and benefits of our NEOs. In addition, the compensation committee reviews and approves the short- and long-term incentive strategy and plans.

Members of the compensation committee are appointed by the board of directors. Mr. Fries (Committee Chair) and Mr. Eats served on the compensation committee for the entire calendar year 2010. Mr. Richardson served on the compensation committee until February 2010, at which time Mr. Culas replaced Mr. Richardson on the compensation committee. Mr. Culas served on the compensation committee from February 2010 to July 2010. Mr. O’Flynn served on the compensation committee from August 2010 to November 2010, at which time Mr. Bryson replaced Mr. O’Flynn on the compensation committee. None of the compensation committee members are executive officers of the Company. Messrs. Eats and Bryson are and at all times during calendar year 2010 were independent directors under                    listing rules.

Role of Compensation Consultant

During 2010, the Company retained Compensia and Aon Hewitt as outside consultants to assist both management and the compensation committee as part of its decision-making process with regard to executive compensation related matters. The specific services provided by Compensia included support in the efforts to review and update the Company’s compensation philosophy; and analysis of NEO cash and equity compensation levels. Specific services provided by Aon Hewitt included support in the efforts to advise the Company and the compensation committee on approaches to long-term incentives.

Role of Chief Executive Officer in Compensation Decisions

For executive officers other than our Chief Executive Officer, the compensation committee has sought input from our Chief Executive Officer and our Human Resources department regarding executive officers’ responsibilities, performance and compensation levels. The Chief Executive Officer, often in conjunction with analyses prepared by the Human Resources department and outside consultants, recommends base salary increases, bonus awards and equity award levels and advises the compensation committee regarding the compensation program’s ability to attract, motivate and retain executive talent. Specific analyses relied upon by the Chief Executive Officer in making such recommendations are referenced in the subsequent sections discussing the specific compensation actions taken during 2010.

The compensation committee considers the Chief Executive Officer’s recommendations, but may adjust pay up or down at its discretion, and approves the specific compensation for all the executive officers. Our compensation committee relies on the experience of our directors, who serve in both public and private companies, to determine and approve compensation. Our compensation committee meets in executive session, and our Chief Executive Officer does not attend discussions where recommendations are made or discussed regarding his compensation.

Compensation Philosophy and Objectives

The primary objectives of the Company’s executive compensation program are to:

•	encourage executives to achieve and exceed our short- and long-term strategic and financial performance targets;

•	focus on long-term performance by providing a significant amount of an executive’s compensation through programs linked to and dependent upon our long-term success;

•	attract and motivate new executive talent and retain and motivate current executives whose continued employment is crucial to our success and growth; and

•	align executives’ incentives with the creation of stockholder value.

We intend for our programs to support attaining our strategic objectives by aligning the interests of our executive officers with those of our stockholders through performance-based compensation upon achievement of operational and financial performance goals and long-term incentive based compensation tied to overall Company value.

The key principles of our compensation philosophy are to:

•

Tie incentive compensation to Company performance.    We believe that tying a significant portion of each NEO’s compensation to Company performance appropriately rewards executives for achieving strategic performance objectives and positive financial performance. For each of our NEOs, the aggregate target value of annual cash incentives and long-term equity incentives represent a significantly greater dollar value of compensation than base salary alone. We employ two primary incentive-based compensation structures—cash and equity. Under our annual cash incentive program, the compensation committee may award a NEO an annual discretionary cash incentive based upon the Company’s performance and the NEO’s individual performance. While incentives are awarded at the compensation committee’s discretion, the compensation committee may assess Company performance through achievement of one or more specified performance metrics, including the Company’s successful completion of predefined corporate initiatives and project milestones, as well as the NEO’s individual performance and contribution in achieving these goals. The Company also typically makes stock option grants to each NEO to link a meaningful portion of an executive’s compensation to the value of the Company’s stock.

•

Pay competitively.    We believe that the base salaries and target total compensation for our NEOs should be competitive relative to small public and alternative energy and technology companies. We typically employ compensation data from various sources, including compensation surveys conducted by independent compensation consultants, and determine benchmark levels for each NEO individually. We have described our pay competitiveness philosophy and competitive pay reference sources in greater detail under “—Compensation Data and Comparator Group.”

•

Mix short-term and long-term compensation.    We are committed to providing executives with a mix of pay that is reasonable, appropriately reflects performance, and links pay to performance without undue risks. In setting an appropriate pay mix, the committee takes into consideration target total compensation (targeted between the 60th and 75th percentiles of competitive market pay levels), potential earning opportunities as well as Company and individual performance.

•

Balance external market competitiveness with internal parity.    In setting overall compensation levels for our NEOs, we have typically sought to balance market competitiveness with a reasonable level of internal parity. We recognize that external market data can never completely reflect the full extent to which each individual NEO demonstrates leadership, makes strategic decisions and contributes to our business results through the execution of their responsibilities. We believe that balancing external competitiveness with a reasonable level of internal parity helps to promote a culture of peer equality among the executive team and to recognize the skills and contributions that each executive brings to the organization. In more practical terms this means that, when evaluating compensation levels for a given NEO, in addition to considering external market compensation data, the compensation committee may also consider the relative relationship between that NEO’s target pay level and that of other Company executives.

•

Promote equity ownership among our NEOs.    We believe that it is important for our NEOs to have an equity ownership stake in the Company. Equity ownership effectively aligns the economic interests of stockholders and executive management. As such, equity grants are and will continue to be an important component of our NEOs’ compensation packages. Though we have historically employed stock options as our primary equity compensation vehicle, following the IPO, we may employ other forms of long-term incentives.

Components of Executive Compensation

Presently the material components of executive compensation are:

•	base salary;

•	an annual cash incentive linked to Company and individual performance;

•	long-term incentives in the form of stock option awards;

•	other employee benefits; and

•	for selected NEOs, additional compensation or other arrangements established via individual agreements with the Company. These are described in greater detail further within this report.

Compensation Data and Comparator Group

The Company uses several data sources for the competitive compensation benchmarking of its executives in the United States and Israel.

In August 2010, Compensia, in conjunction with Company management and under the compensation committee’s review and input, identified the following companies as compensation benchmarking peers for executive talent:

•	A123 Systems, Inc.	•	EMCORE Corporation	•	Ormat Technologies, Inc.

•	AeroVironment, Inc.	•	Energy Conversion Devices, Inc.	•	Rentech, Inc.

•	Akeena Solar, Inc.	•	Evergreen Solar, Inc.	•	SatCon Technology Corporation

•	Broadwind Energy, Inc.	•	First Wind Holdings Inc.	•	Solyndra, Inc.

•	Codexis, Inc.	•	GT Solar International, Inc.	•	Tesla Motors, Inc.

These peers were identified and selected based on their status as alternative energy firms with revenue of no more than $550 million in the preceding four quarters that were either publicly traded, or had filed to become publicly traded.

In addition, the Company referenced compensation benchmarking data for pre-IPO, technology and power industry firms from the following published survey sources:

•	Advanced HR Information Technology Compensation Survey for pre-IPO Bay Area companies that have raised greater than $100 million in capital.

•

Radford High Technology Executive Compensation Survey data for participating U.S.-based companies with $50 million to $200 million in revenue and Radford country-specific compensation data for executive positions based in Israel.

•	IEHRA Energy Industry Compensation survey data for non-regulated companies.

•	Zviran’s Salary Survey, covering compensation at Israeli companies in the high-tech and information technology industries.

For each NEO role, the compensation committee considered different sources of data where available and applied its judgment in determining which source to utilize as the primary market reference point for a given NEO position. The guiding executive compensation philosophy adopted by the Company and approved by the compensation committee for 2010 and 2011 is to target:

•	base salaries at the market median;

•	total cash compensation (base salary plus short-term incentive bonus) between the 60th and 75th percentiles;

•	long-term incentives at the 75th percentile; and

•	total direct compensation at the 75th percentile.

We use the above as a “guiding” compensation philosophy given that our industry segment is highly unique. There are no other firms that are precisely comparable to us in all aspects of revenue, technology and scope. For this reason we reference compensation data from a variety of sources, including pre-IPO and public high technology, alternative energy and power companies ranging in revenue size and scope. The compensation committee does not use the above data rigidly and uses its discretion and independent judgment when positioning individual executive pay. We will continue to assess and adjust our executive compensation philosophy on a going-forward basis as we transition from being a private to a public company and continue to grow in size of revenues and assets.

Pay Mix

When reviewing the compensation of executive officers vis-a-vis the market data, the compensation committee did generally take into consideration the mix of fixed versus variable compensation. As a previously non-public entity, the Company has not yet adopted a specific policy regarding fixed versus incentive pay due to the variability in the valuation of long-term incentives provided in the form of Company stock options. Going forward, the Company will continue to monitor both BrightSource’s and the competitive market’s fixed and incentive pay levels.

Base Salaries

The compensation committee reviews the salaries of our executives as a group and individually annually. The factors considered when establishing a base salary for each executive officer include, but are not limited to, the individual’s performance, relevant experience, role, responsibilities and contribution level and external market practices (market data). Base salaries are generally targeted at the median of the external market. The compensation committee approved two actions relating to NEO base salaries in August 2010:

•

Mr. Jenkins-Stark’s base salary was increased from $250,000 to $295,000 effective September 1, 2010. This base salary increase was made to reflect the compensation committee’s interpretation of external market data prepared by Compensia indicating that his base salary was significantly below our desired competitive market positioning, CEO input, internal pay relationships among the executive officers, and the continued growth and scale of the Company. More specifically, this competitive market analysis indicated that Mr. Jenkins-Stark’s base salary of $250,000 was below the 50th percentile ($266,500) for small public technology companies, and significantly below the 50th percentile ($294,000) for independent power industry companies.

The compensation committee increased Mr. Jenkins-Stark’s base salary to $295,000 to align with the 75th percentile of data for small public technology companies ($292,700) and with the 50th percentile ($294,000) of the data for the independent power industry. The compensation committee took this action based on their determination that the scope and responsibility of the CFO role at the Company is materially different than that in other small public companies, primarily due to the relative magnitude of fundraising (most pre-IPO or small public companies may raise $100 to $300 million, whereas the Company must raise several billion dollars).

•

For Mr. Kroizer, the Company had previously set his base salary to be the equivalent of $225,000, to be paid in Israeli shekels. Due to subsequent currency exchange fluctuations between the U.S. dollar and Israeli shekels, his actual pay in equivalent U.S. dollars had over time increased above $225,000. Recognizing this, in August 2010 the compensation committee affirmed his existing Israeli salary of ILS 950,808 and the Company established a floor rate to be the Israeli currency equivalent of $245,000 in the event that future currency exchange rate fluctuations negatively impacted Mr. Kroizer’s shekel-denominated compensation relative to the U.S. dollar. The Company also determined that this rate of $245,000 was to be used as the basis for calculating Mr. Kroizer’s 2010 target cash incentive compensation.

His salary in Israeli currency (ILS 950,808) was equal to $269,748 based on the currency exchange rate in effect at December 31, 2010, thus no further adjustment was made to Mr. Kroizer’s base salary in 2010. The Company and the compensation committee will periodically evaluate and adjust as necessary the currency exchange rate to be applied to Mr. Kroizer’s U.S. dollar-denominated base salary in order to maintain a more consistent pay outcome in Israeli shekels.

On March 18, 2011, the compensation committee approved an increase to the base salary for Mr. Woolard, increasing it from $395,000 to $445,000 retroactive to January 1, 2011. This base salary increase was made to reflect the compensation committee’s interpretation of external market data indicating that his base salary was below our desired competitive market positioning, and the continued growth and scale of the Company. More specifically, this competitive market analysis indicated that Mr. Woolard’s base salary of $395,000 was below the 50th percentile ($420,000) for Bay Area public technology/alternative energy companies, and also below the 50th percentile ($406,800) for independent power industry companies.

Annual Cash Incentive Program

The 2010 Short-Term Incentive Plan was a discretionary incentive plan that measured both Company and individual performance. The plan was designed to fund a discretionary award pool equal to 100% of the target bonus opportunities of our executives for meeting the Company’s key corporate objectives, which were as follows (with the respective weightings of each for incentive plan assessment purposes):

1. commencement of construction at the Company’s Ivanpah facility (30%);

2. achievement of key milestones in the Company’s Chevron project (20%);

3. securing of a site for the construction of the Company’s next facility post Ivanpah (15%);

4. closure of Series D financing at $150 million or higher (15%);

5. completion of the conceptual design of 250 MW projects post Ivanpah (10%); and

6. other strategic initiatives to enhance the Company’s positioning for future growth, including research and development, legislative initiatives, and thermal EOR opportunities (10%).

These goals formed the basis upon which the compensation committee intended to exercise its discretion in awarding individual bonuses, and the relative emphasis the compensation committee would place upon each goal in applying its discretionary judgment. However, the plan was not intended by the compensation committee to be formulaic in nature, and neither threshold levels nor maximum levels of performance were specifically identified.

In August 2010, the compensation committee reviewed competitive market benchmark data for the executive team prepared by Compensia and determined that some individual target bonuses for 2010 should be adjusted to more appropriately reflect the competitive market. Specifically, the compensation committee determined that for 2010:

•

Mr. Woolard’s annual cash incentive opportunity should increase from 55% to 75% of base salary. The compensation committee based this decision on data indicating that the short-term incentive opportunity for CEOs in small public technology companies was 75% of base salary at market median and 100% at the 75th percentile. The compensation committee also considered data that indicated that Mr. Woolard’s total target cash compensation of $612,250 at that time was below the market median ($641,000) for small public technology companies and significantly below the market median ($777,200) for power industry companies.

Increasing Mr. Woolard’s incentive target to 75% of his base salary increased his 2010 target total cash to $691,250, placing it between the median target total cash levels indicated in the data for small public technology companies and power industry companies.

•

Mr. Jenkins-Stark’s annual cash incentive opportunity should increase from 45% to 50% of base salary. The compensation committee based this decision on data indicating that the short-term incentive opportunity for CFOs in small public technology companies was 50% of base salary at market median and 60% at the 75th percentile. The compensation committee also considered data that indicated that Mr. Jenkins-Stark’s total target cash compensation of $362,500 at that time was below the market median ($397,300) for small public technology companies and also below the market median ($391,700) for power industry companies. The compensation committee also considered that the 75th percentile target total cash was $445,500 for small public technology companies.

Increasing Mr. Jenkins-Stark’s incentive target to 50% of his base salary (which had also been increased by the compensation committee as discussed in the previous section) increased his 2010 target total cash to $442,500, aligning it with the 75th percentile level indicated by the data for small public technology companies.

The compensation committee awarded 2010 discretionary executive bonuses in 2011 based upon the compensation committee’s assessment of executive performance in achieving the Company’s key 2010 corporate goals. Specifically, the compensation committee generally agreed with management’s assessment that the Company had made the following achievements with regard to its 2010 corporate goals:

1.	Commencement of construction at the Company’s Ivanpah facility: At year-end, management considered this goal to be approximately 90% completed. All benchmarks were achieved with the exception of the closing for project financing.

2.	Achievement of key milestones in the Company’s Chevron project: At year-end, management considered this goal to be approximately 45% completed relative to the key milestone of erecting the solar boiler. While the erection of the solar boiler was commenced, the mechanical completion of the solar field was nearly but not entirely complete by the fourth quarter.

3.	Securing of a site for the construction of the Company’s next facility post Ivanpah: At year-end, management considered this goal to be approximately 75% completed. Two strong possible sites have been identified, for one of which the permitting process has been initiated. At year-end, a transmission plan was in development but had not yet been completed.

4.	Closure of Series D financing: At year-end, management considered this goal to be 100% completed. The Company closed on $173 million of Series D financing, and also closed $27 million of Series E financing, the $75 million Credit Agreement and the $25 million Hercules Term Loan.

5.	Completion of the conceptual design of 250 MW projects post Ivanpah: At year-end, management considered this goal to be 95% completed. The conceptual design of 250 MW projects was completed, with cost estimates still being finalized with Bechtel at the end of the year.

6.

Other strategic initiatives to enhance the Company’s positioning for future growth, including research and development, legislative initiatives, and enhanced oil recovery (EOR) opportunities:    At year-end, management considered this goal to be 90% completed. The Company made very good progress on most fronts. R&D completed the supercritical design and the sputtering technology. On the legislative front, the Company successfully obtained a change in de minimus law and regulations. The Company successfully obtained an extension of 1603 grant for one more year and established the foundation for further tax reform. Thermal EOR progress was consistent and successful.

In addition to the listed criteria, the Company listed among its highlights (i) our Alstom relationship, which gives us an increased opportunity for international growth; (ii) our continued survival, as others in the industry have fallen away, leaving us with great potential to capture additional market share; and (iii) the credibility we have in Sacramento and Washington, through patience, transparency and hard work.

The compensation committee considered this assessment by management and concluded that, overall, management had achieved 85% of its goals for 2010. The following table summarizes the final 2010 annual cash incentive targets and actual bonus by NEO as approved by the compensation committee in August 2010 and the individual NEO incentive payouts for the 2010 approved by the compensation committee based on management’s assessment and its evaluation of individual performance and contribution toward achieving the Company’s goals:

Executive	2010 Base Salary (Bonus Basis)	2010 Target Bonus (%)	2010 Target Bonus ($)	2010 Actual Bonus ($)
John M. Woolard	$395,000	75%	$296,250	$256,256
Jack F. Jenkins-Stark	$295,000	50%	$147,500	$126,850
Carlos F. Aguilar	$250,000	45%	$112,500	$95,625
Israel Kroizer(1)	$269,748 ($245,000)	45%	$110,250	$93,713
Lynda Ward Pierce(2)	$230,000	35%	$80,500	$29,605

(1)	The basis for Mr. Kroizer’s 2010 bonus calculation was $245,000 to control for the impact of currency exchange fluctuations, as discussed in the prior section.
(2)	The bonus amount awarded to Ms. Pierce was prorated to reflect her partial year of service during 2010.

On March 18, 2011, the compensation committee recommended approval to our board of directors of the BrightSource Energy, Inc. Short-Term Incentive Plan, or the Short-Term Incentive Plan. The purpose of the Short-Term Incentive Plan is to motivate and reward eligible employees for their contributions toward the achievement of certain performance goals, with the intention that the incentives paid thereunder to certain executive officers of the Company are deductible under Section 162(m) of the Code, and the regulations and interpretations promulgated thereunder. The Short-Term Incentive Plan will be administered by the compensation committee, which shall have the discretionary authority to interpret the provisions of the Short-Term Incentive Plan, including all decisions on eligibility to participate, the establishment of performance goals, the amount of awards payable under the plan, and the payment of awards.

Equity Compensation

Stock options are our primary vehicle for offering long-term incentives to our executives. We believe that equity grants help to align the interests of our executives and stockholders, provide our executives with incentives linked to long-term performance, and create an ownership culture. Stock options granted in 2010 have a 10-year term and are exercisable at a rate of 1/5th of the shares on the anniversary of the grant and 1/60th of the original number of shares at the end of each month thereafter. Select stock option grants prior to 2010 had a different vesting schedule. We believe the vesting schedule of the equity grants contributes to executive retention as the vesting provides an incentive for our executives to remain employed during the period. Prior to this IPO, our executives were eligible to participate in our 2006 Stock Plan. Stock options are granted at 100% of fair market value, or FMV, on the date of grant as determined by the compensation committee with the assistance of an independent third-party valuation firm engaged by the Company to perform periodic 409A valuations of the Company’s stock, applying valuation techniques and methods that rely on recommendations by the American Institute of Certified Public Accountants, or AICPA, in its Audit and Accounting Practice Aid and conform to generally accepted valuation practices.

In September 2010, the compensation committee reviewed data provided by Compensia on executive equity ownership for peer group companies (listed on page 98) at the time of their IPO. The analysis identified a gap between the market median ownership level and the actual number of total options/shares held at the time by Company executives. After making these awards, the NEOs were at a 50th percentile level of ownership as compared to the peer analysis. This is consistent with our compensation philosophy of subjecting a portion of total compensation to achievement of stockholder return and thereby linking incentives with stockholders.

Specific equity grants made to the NEOs in 2010 were:

•	Mr. Woolard: 1,400,000 stock options granted on September 20, 2010.

•	Mr. Jenkins-Stark: 253,705 stock options granted on September 20, 2010.

•	Mr. Kroizer: 150,000 stock options granted on September 20, 2010.

•	Dr. Aguilar: 275,000 stock options granted on April 28, 2010 with respect to his hire by the Company; and 100,000 stock options granted on September 20, 2010.

•	Ms. Pierce: 230,000 stock options granted on August 25, 2010 with respect to her hire by the Company.

Following the IPO closing, executives will be eligible to receive long-term incentive awards under the 2011 Omnibus Equity Incentive Plan.

Stock Option Grant Practices

The compensation committee approves all equity grants that are made to any executive officer of the Company, including the NEOs. Initial grants to executives have typically been made upon their hire, and in some cases subsequent grants have been made to reward performance, to provide additional retention incentives or to better align the executive’s compensation with target market compensation levels. Going forward following the IPO, as part of our compensation philosophy of targeting total annual compensation between the 60th to 75th percentiles of the market peer group, our general intent is to provide annual refresh grants to executives based upon performance, retention need, and prevalent market compensation practices. Following the IPO, our intent is to make such equity grants effective after any material non-public information (such as our earnings) has been released to the public. This approach will ensure that the exercise price of stock options reflects a fair market price.

In the past, we have not granted stock options on a focal grant date. Post-IPO, we intend to grant long-term incentive equity on a common annual date. In addition, we are in the process of determining whether to use other forms of long-term incentive awards (e.g., cash-based and other stock vehicles) as part of our long-term incentive mix going forward.

Stock Ownership Guidelines

The Company does not currently have formal stock ownership guidelines for our executive officers because we believe our current incentive compensation arrangements provide the appropriate alignment between executive officers and our stockholders. We will continue to review best practices and evaluate our position with respect to stock ownership guidelines.

Employee Benefits

Our NEOs are eligible to participate in the benefit programs that are generally available to all of the Company’s employees in their respective country (United States or Israel) of employment. Other than any contractual individual arrangements described in the sections titled “Employment Agreements and Offer Letters” and “Severance and Change in Control Agreements,” including providing Messrs. Woolard and Jenkins-Stark with annuity contracts and a parking allowance, Mr. Kroizer with vehicle expense reimbursement and Ms. Pierce with a parking allowance, the Company does not provide any supplemental executive benefits to NEOs.

Severance Agreements with Executive Officers

On March 18, 2011, the compensation committee approved severance and change in control agreements for each of our executive officers in order to provide reasonable protection when a change in control could affect their security, authority, or compensation. This also promotes the interests of stockholders by mitigating executives’ concerns about such personal matters and thereby assuring that management provides guidance to the board of directors and stockholders that is divorced from such concerns. Moreover, this also will help to ensure that the management team stays intact before, during, and after a change in control, thereby protecting the interests of stockholders as well as the acquirer.

These severance and change and control agreements supersede and replace the terms of such executive officer’s employment agreement or offer letter with respect to severance and change in control payments. For information on the severance and change in control agreements, see “—Severance and Change in Control Agreements” below.

Clawbacks of Incentive Compensation

As part of our transition from a privately-held to publicly-traded company, the intent of the Company and the compensation committee is to implement during this fiscal year a formal set of standards addressing the treatment of previously paid or awarded executive incentives in the event of certain circumstances in which it is later determined by the board of directors or the compensation committee, in their sole discretion, that fraud, misconduct, negligence or other material noncompliance with any financial reporting requirements under securities laws significantly contributed to a misstatement of financial results that led to the awarding of unearned incentive compensation. It is our intent that such clawback standards will fully comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act requiring repayment of any excess incentive-based compensation paid during the three-year period preceding the date that a company is required to prepare the accounting restatement based upon erroneous data.

Tax Deductibility of Executive Compensation

Because of limitations of Code Section 162(m), we generally receive a tax deduction for compensation paid to our Chief Executive Officer and to certain other executive officers only if the compensation is less than $1 million per person during any fiscal year or is performance-based as defined under Code Section 162(m).

In addition to salary and bonus compensation, upon exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s compensation to exceed $1 million. Option spread compensation from options that meet certain requirements will not be subject to the $1 million cap on deductibility, and in the past we have granted options that we believe meet those requirements.

The compensation committee intends to maintain an approach that links pay to performance and while the compensation committee has not formally adopted a policy regarding tax deductibility of compensation paid to our named executive officers, the compensation committee intends to consider tax deductibility under the Code Section 162(m) as a factor in compensation decisions.

Risk Review of Compensation Plans

Generally, the Company and the compensation committee do not believe that any of our compensation plans encourage executives or employees to engage in unnecessary or excessive risks that would threaten the value of the Company. As part of our overall evaluation of compensation programs that we will perform as part of our evolution toward becoming a publicly traded company, the compensation committee will more formally review the Company’s compensation plans and the associated potential risks. More specifically, we will review:

•

the compensation plans applicable to our executive officers to reaffirm and ensure that they do not encourage them to take unnecessary and excessive risks that threaten the value of the Company and that any potential risks are appropriately mitigated;

•	employee compensation plans in light of the risks posed to the Company by these plans and how such risks are limited; and

•

our executive and employee compensation plans to reaffirm and ensure that these plans do not encourage the manipulation of the reported earnings of the Company to enhance the compensation of any of the Company’s employees.

Compensation for Named Executive Officers

Summary Compensation Table

The following table sets forth information regarding the compensation that we paid to each of our named executive officers during the year ended December 31, 2010.

Name and Principal Position	Salary ($)	Bonus ($)		Option Awards ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)		Total ($)
John M. Woolard	$395,000	$256,256		$4,981,073	—	$33,788	(2)	$5,666,117
President and Chief Executive Officer

Jack F. Jenkins-Stark	$265,000	$126,850		$942,529	—	$30,450	(3)	$1,361,829
Chief Financial Officer

Israel Kroizer	$269,748	$93,713		$557,259	—	$79,825	(5)	$1,000,545
Executive Vice President of Engineering, R&D and Product Supply of BrightSource and President of BSII(4)

Carlos F. Aguilar	$250,000	$233,125	(6)	$1,289,646	—	$51,158	(7)	$1,823,929
Senior Vice President of Project Execution and International Development

Lynda Ward Pierce	$98,447	$39,605	(9)	$856,035	—	$1,147	(10)	$995,234
Senior Vice President, Human Resources and Administration(8)

(1)	Reflects the grant date fair value of each award computed in accordance with FASB ASC Topic 718. These amounts do not correspond to the actual value that will be recognized by the named executive officers. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements.

(2)	Includes a $31,088 employer contribution to a deferred annuity contract for the benefit of Mr. Woolard and $2,700 for parking.
(3)	Includes a $24,750 employer contribution to a deferred annuity contract for the benefit of Mr. Jenkins-Stark and $2,700 for parking.
(4)	The amounts paid to Mr. Kroizer were paid in Israeli shekels, or ILS, and the amounts above were converted from ILS to U.S. dollars, based on the exchange rate on December 31, 2010 of ILS 1 = $3.5248.
(5)	Includes a $42,701 employer contribution to Mr. Kroizer’s manager’s insurance policy (pension and severance fund components), a $4,012 employer contribution to Mr. Kroizer’s education fund, $680 in statutory recreation payments, a $14,484 employer contribution to the Israeli National Insurance Fund, $17,659 in automobile related expenses and $289 in holiday presents.
(6)	Includes a $100,000 sign-on bonus and a $37,500 retention bonus.
(7)	Includes $51,158 for reimbursement of relocation expenses.
(8)	Ms. Pierce joined us as our Senior Vice President, Human Resources on July 28, 2010.
(9)	Includes a $10,000 sign-on bonus.
(10)	Includes $1,147 for parking.

Grants of Plan-Based Awards

The following table sets forth information regarding the grants of plan-based awards to each of our named executive officers during the year ended December 31, 2010.

Name	Grant Date(1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards($)(2)
John M. Woolard	9/20/2010	1,400,000	4.83	$4,981,073
Jack F. Jenkins-Stark	9/20/2010	253,705	4.83	$942,529
Israel Kroizer	9/20/2010	150,000	4.83	$557,259
Carlos F. Aguilar	4/28/2010	275,000	4.26	$918,141
	9/20/2010	100,000	4.83	$371,506
Lynda Ward Pierce	8/25/2010	230,000	4.83	$856,035

(1)	The vesting schedule applicable to each award is set forth below in the section entitled “Outstanding Equity Awards at Fiscal Year-End.”
(2)	Reflects the grant date fair value of each award computed in accordance with FASB ASC Topic 718. These amounts do not correspond to the actual value that will be recognized by the named executive officers. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements.

Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding equity awards held by each of our named executive officers at December 31, 2010.

	Option Awards
Name	Grant Date	Vesting Commencement Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
John M. Woolard	11/15/2006	9/5/2006	(1)	1,247,125	189,000	$0.35	11/14/2016
	7/9/2007	5/16/2007	(2)	220,000	80,000	$0.47	7/8/2017
	9/20/2010	9/1/2010	(3)	—	1,400,000	$4.83	9/19/2020
Jack F. Jenkins-Stark	5/11/2007	5/1/2007	(4)	358,333	141,667	$0.47	5/10/2017
	9/20/2010	9/1/2010	(4)	—	253,705	$4.83	9/19/2020
Israel Kroizer	11/15/2006	10/1/2006	(5)	505,000	95,000	$0.01	11/14/2016
	5/13/2008	2/12/2008	(6)	113,333	86,667	$3.70	5/12/2018
	9/20/2010	9/1/2010	(6)	—	150,000	$4.83	9/19/2020
Carlos F. Aguilar	4/28/2010	1/10/2010	(6)	—	275,000	$4.26	4/27/2020
	9/20/2010	9/1/2010	(6)	—	100,000	$4.83	9/19/2020
Lynda Ward Pierce	8/25/2010	7/28/2010	(6)	—	230,000	$4.83	8/24/2020

(1)	25,000 shares subject to the option vest each month. 36,000 shares subject to the option vested upon the closing of BrightSource’s Series A preferred stock financing. Vesting is accelerated in certain situations. See the sections titled “Potential Payments Upon Termination or Change in Control,” “Employment Agreements and Offer Letters” and “Severance and Change in Control Agreements” below.
(2)	1/60 of the total number of shares subject to the option vest on the vesting commencement date and at the end of each 30 days thereafter. Vesting is accelerated in certain situations. See the sections titled “Potential Payments Upon Termination or Change in Control,” “Employment Agreements and Offer Letters” and “Severance and Change in Control Agreements” below.
(3)

1/5 of the total number of shares subject to the option vest on the first anniversary of the vesting commencement date and 1/60 of the remaining shares subject to the option vest monthly thereafter until all shares are vested. Vesting is accelerated in certain situations. See the sections titled “Potential Payments Upon Termination or Change in Control,” “Employment Agreements and Offer Letters” and “Severance and Change in Control Agreements” below.

(4)

1/5 of the total number of shares subject to the option vest on the first anniversary of the vesting commencement date and 1/60 of the remaining shares subject to the option vest monthly thereafter until all shares are vested. Vesting is accelerated in certain situations. See the sections titled “Potential Payments Upon Termination or Change in Control,” “Employment Agreements and Offer Letters” and “Severance and Change in Control Agreements” below.

(5)

1/20 of the total number of shares subject to the option vest on the vesting commencement date, of the remaining 570,000 shares subject to the option, 1/5 of the total number of shares subject to the option vest on the first anniversary of the vesting commencement date and 1/60 of the total number of shares subject to the option vest monthly thereafter until all shares are vested. Vesting is accelerated in certain situations. See the section titled “Severance and Change in Control Agreements” below.

(6)

1/5 of the total number of shares subject to the option vest on the first anniversary of the vesting commencement date and 1/60 of the remaining shares subject to the option vest monthly thereafter until all shares are vested. Vesting is accelerated in certain situations. See the section titled “Severance and Change in Control Agreements” below.

Option Exercises and Stock Vested

None of our named executive officers exercised stock options during the year ended December 31, 2010.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

The following table provides information on the executive non-qualified deferred compensation activity for each of our named executive officers for the year ended December 31, 2010.

Name	Executive Contributions in Last Fiscal Year ($)		Registrant Contributions in Last Fiscal Year ($)		Aggregate Earnings (Losses) in Last Fiscal Year ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
John M. Woolard	—		$31,088	(1)	$40,078	(2)	—	$204,917	(3)
Jack F. Jenkins-Stark	—		$24,750	(1)	$21,294	(2)	—	$143,211	(3)
Israel Kroizer	$14,825	(4)	$46,713	(5)	($3,379	)(6)	—	$137,222	(7)
Carlos F. Aguilar	—		—		—		—	—
Lynda Ward Pierce	—		—		—		—	—

(1)	This amount represents employer contributions to such executive’s deferred annuity contract and is included in the “All Other Compensation” column of the Summary Compensation table.
(2)	This amount represents the dollar value by which the balance of such executive’s deferred annuity contract as of December 31, 2010 exceeds the sum of (i) the balance of the deferred annuity contract as of December 31, 2009, and (ii) the employer contributions made to the deferred annuity contract during fiscal 2010.
(3)	This amount represents the balance of such executive’s deferred annuity contract as of December 31, 2010.
(4)	This amount represents contributions by Mr. Kroizer to his education fund.
(5)	This amount represents a $42,701 employer contribution to Mr. Kroizer’s manager’s insurance policy and a $4,012 employer contribution to Mr. Kroizer’s education fund. These amounts are included in included in the “All Other Compensation” column of the Summary Compensation table.
(6)	This amount represents the dollar value by which the aggregate balance of Mr. Kroizer’s manager’s insurance policy and education fund as of December 31, 2010 is less than the sum of (i) the balance of the manager’s insurance policy and education fund as of December 31, 2009, and (ii) the employer and employee contributions to the manager’s insurance policy and education fund during fiscal 2010.
(7)	This amount represents the aggregate balance of Mr. Kroizer’s manager’s insurance policy and education fund as of December 31, 2010.

Potential Payments Upon Termination or Change in Control

The following table discloses potential payments and benefits under our compensation and benefit plans and other employment arrangements to which certain of our executive officers would be entitled upon a termination of their employment or change of control, assuming the termination of employment or change in control occurred on December 31, 2010.

							Following Change in Control
Name	By Company Without Cause(1)		By Executive for Good Reason or following a Constructive Termination(1)		Disability or Death(1)		By Company Without Cause(1)		By Executive for Good Reason or following a Constructive Termination(1)		Disability or Death(1)
John M. Woolard
Cash Payments	$197,500	(2)	$197,500	(2)	$402,417	(3)	$639,501	(4)	$639,501	(4)	$844,418	(5)
Accelerated Equity Awards	$2,282,360	(6)	$2,282,360	(6)	$2,282,360	(6)	$4,466,760	(7)	$4,466,760	(7)	$4,466,760	(7)
Jack F. Jenkins-Stark
Cash Payments	$147,500	(8)	—		$143,211	(9)	$147,500	(8)	—		$143,211	(9)
Accelerated Equity Awards	—		—		—		—		—		—
Israel Kroizer
Cash Payments	$105,460	(10)	$105,460	(10)	$105,460	(10)	$105,460	(10)	$105,460	(10)	$105,460	(10)
Accelerated Equity Awards	—		—		—		—		—		—
Carlos F. Aguilar
Cash Payments	—		—		—		—		—		—
Accelerated Equity Awards	—		—		—		—		—		—
Lynda Ward Pierce
Cash Payments	—		—		—		—		—		—
Accelerated Equity Awards	$245,000	(11)	$245,000	(11)	$245,000	(11)	$245,000	(11)	$245,000	(11)	$245,000	(11)

(1)	Such amounts to be reduced by applicable taxes and withholdings. Further, the amounts shown in the table above do not include any payments or benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon a termination of employment. These include (i) accrued salary and, if applicable, accrued and unused vacation time, and (ii) distributions of plan balances under our 401(k) plan.
(2)	This amount represents 6 months’ base salary of Mr. Woolard.
(3)	This amount represents 6 months’ base salary of Mr. Woolard and the amount accrued under Mr. Woolard’s deferred annuity contract that was payable to Mr. Woolard’s designated beneficiaries in the event of his death on December 31, 2010.
(4)	This amount represents 6 months’ base salary of Mr. Woolard and $442,401 as a gross-up payment payable to Mr. Woolard pursuant to his employment contact as a result of payments and benefits payable to Mr. Woolard triggering excise taxes under Code Section 4999. The above gross-up payment assumes the following: (i) options held by Mr. Woolard were cashed out rather than assumed; (ii) an interest rate assumption of 120% of the applicable federal rate effective for the month of December 2010, compounded semiannually; (iii) Mr. Woolard was subject to the maximum federal and state income and other payroll taxes; (iv) the Section 280G “base amount” was determined based on average W-2 compensation for the period from 2005-2009; (v) equity grants made within one year of transaction were in the ordinary course of business and were not in contemplation of a transaction; (vi) a fair market value of $6.79, as set forth in the valuation as of December 31, 2010; and (vii) the Company only pays 90% of the Code Section 4999 excise tax. In the event the stock options held by Mr. Woolard were to be assumed rather than cashed out in any change of control occurring on December 31, 2010, then such gross-up payment would equal $987,152.

(5)	This amount represent 6 months’ base salary of Mr. Woolard, the amount accrued under Mr. Woolard’s deferred annuity contract that was payable to Mr. Woolard’s designated beneficiaries in the event of his death on December 31, 2010 and $442,401 as a gross-up payment payable to Mr. Woolard pursuant to his employment contact as a result of payments and benefits payable to Mr. Woolard triggering excise taxes under Code Section 4999. The above gross-up payment assumes the following: (i) options held by Mr. Woolard were cashed out rather than assumed; (ii) an interest rate assumption of 120% of the applicable federal rate effective for the month of December 2010, compounded semiannually; (iii) Mr. Woolard was subject to the maximum federal and state income and other payroll taxes; (iv) the Section 280G “base amount” was determined based on average W-2 compensation for the period from 2005-2009; (v) equity grants made within one year of transaction were in the ordinary course of business and were not in contemplation of a transaction; (vi) a fair market value of $6.79, as set forth in the valuation as of December 31, 2010; and (vii) the Company only pays 90% of the Code Section 4999 excise tax. In the event the stock options held by Mr. Woolard were to be assumed rather than cashed out in any change of control occurring on December 31, 2010, then such gross-up payment would equal $987,152.
(6)	This amount represents the value of the stock options granted to Mr. Woolard that would have vested in the 12-month period following the assumed termination date of December 31, 2010.
(7)	This amount represents the value of the full acceleration of vesting of all then-unvested shares subject to the options granted to Mr. Woolard.
(8)	This amount represents 6 months’ base salary of Mr. Jenkins-Stark.
(9)	This amount represents the amount accrued under Mr. Jenkins-Stark’s deferred annuity contract that was payable to Mr. Jenkins-Stark’s designated beneficiaries in the event of his death on December 31, 2010.
(10)	This amount represents $95,582 payable to Mr. Kroizer pursuant to the Israeli Severance Pay Law and $9,878 accrued under an educational fund held by BrightSource in favor of Mr. Kroizer.
(11)	This amount represents the value of the full acceleration of vesting of 125,000 unvested shares subject to the option granted to Ms. Pierce.

Employment Agreements and Offer Letters

The following is a summary of the employment agreements and offer letters with our named executive officers in effect as of December 31, 2010. As described below under “Severance and Change in Control Agreements,” our compensation committee approved new severance and change in control agreements for each of our named executive officers which supersede and replace the terms of the officers’ employment agreements and offer letters with respect to severance and change in control payments.

John M. Woolard.    We entered into an employment contract with Mr. Woolard, our President and Chief Executive Officer, dated as of October 18, 2006. The employment contract has no specific term and constitutes at-will employment. In addition to a current annual base salary of $445,000, Mr. Woolard is entitled to receive a deposit or credit of $6,000 per year plus 7.5% of his base salary into either a tax-qualified pension plan or a non-qualified deferred compensation plan. Mr. Woolard is also eligible to participate in our employee benefit plans currently available to senior executive employees. As a condition to Mr. Woolard’s employment, he entered into a confidential information and inventions assignment agreement. Mr. Woolard is also subject to a non-solicitation provision that extends for a period of twelve months following termination of his employment.

Pursuant to his employment contract, upon termination of Mr. Woolard’s employment by BrightSource without cause, or upon Mr. Woolard’s resignation for good reason, or if Mr. Woolard’s employment with BrightSource terminates due to his death or disability, each a Termination Event, then Mr. Woolard is entitled to receive (i) severance pay equal to six months of his base salary, reduced by all applicable taxes, payable over a six month period and (ii) accelerated vesting of the stock options and restricted stock held by Mr. Woolard that would have vested in the 12-month period following such termination date. If a Termination Event occurs following a change of control, then Mr. Woolard will be entitled to the full vesting of 100% of the then unvested stock options granted to him at the accelerate rate of 1/12 of the shares per month; provided that if there remains less than 12 months worth of vesting, the vesting schedule of the remaining unvested options will stay the same. As a condition to Mr. Woolard’s receipt of such benefits, Mr. Woolard (or his estate) is required to execute our standard form of release. In the event any payment to Mr. Woolard is subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), he will be entitled to receive such payment sufficient to pay 90% of such excise tax plus an additional payment sufficient to pay 90% of the excise tax and federal and state income and employment taxes arising from the payment of such gross-up payment. “Change of Control,” “Cause,” “Good Reason” and “Disability” are defined in Mr. Woolard’s employment contract.

To provide Mr. Woolard with retirement benefits reasonably comparable to colleagues in Israel, in 2008, the Company entered into an annuity contract with an initial purchase payment of $93,158, and has made additional contributions each fiscal year. Mr. Woolard has selected May 1, 2055 as the date upon which annuity income payments would begin (the Annuity date). Should Mr. Woolard and other named annuitants (Teresa Deaner, his spouse) die prior to this date, the funds in the annuity shall revert to Mr. Woolard’s designated beneficiaries. The contract also provides for Mr. Woolard to make full or partial withdrawals from this account prior to the Annuity Date.

Jack F. Jenkins-Stark.    We entered into an offer letter with Mr. Jenkins-Stark, our Chief Financial Officer, dated as of April 2, 2007. The offer letter has no specific term and constitutes at-will employment. Mr. Jenkins-Stark’s current annual base salary is $295,000. On May 11, 2007, in accordance with the terms of his offer letter, our board of directors granted Mr. Jenkins-Stark an option to purchase 500,000 shares of common stock at an exercise price of $0.47 per share. The stock option vests 20% on the first anniversary of the vesting commencement date with the remainder vesting ratably over the next 48 months. Mr. Jenkins-Stark is also eligible to receive benefits that are substantially similar to the three most senior officers in the Company. As a condition to Mr. Jenkins-Stark’s employment, he entered into a confidential information and inventions assignment agreement. Mr. Jenkins-Stark is also subject to a non-solicitation provision that extends for a period of twelve months following termination of his employment. Pursuant to the offer letter, if we terminate Mr. Jenkins-Stark employment without cause, then Mr. Jenkins-Stark is entitled to receive severance pay equal to six months of his base salary, reduced by all applicable taxes, payable over a six-month period. The receipt of such benefits are subject to Mr. Jenkins-Stark executing our standard form of release and assisting us during the six months he receives severance pay, with any transition matters reasonably requested by us. “Cause” is defined in Mr. Jenkins-Stark’s employment letter.

To provide Mr. Jenkins-Stark with retirement benefits reasonably comparable to colleagues in Israel, in 2008 the Company entered into an annuity contract with an initial purchase payment of $43,421, and has made additional contributions each fiscal year. Mr. Jenkins-Stark has selected April 1, 2039 as the date upon which annuity income payments would begin (the Annuity date). Should Mr. Jenkins-Stark and other named annuitants (Marilyn Jenkins-Stark, his spouse) die prior to this date, the funds in the annuity shall revert to Mr. Jenkins-Stark’s designated beneficiaries. The contract also provides for Mr. Jenkins-Stark to make full or partial withdrawals from this account prior to the Annuity Date.

Israel Kroizer.    BSII entered into an amended and restated employment agreement with Mr. Kroizer, our Executive Vice President of Engineering, R&D and Product Supply and BSII’s President, dated as of October 22, 2006. The employment agreement has no specific term and constitutes at-will employment. Mr. Kroizer’s current annual base salary is $269,748. Pursuant to his employment agreement, Mr. Kroizer is entitled to receive certain cash bonus payments or equity awards upon the achievement of certain milestones. Further, BSII is obligated to establish and pay a certain percentage of Mr. Kroizer’s salary to a manager’s insurance policy which would cover payments made towards severance, pension, disability and a certain percentage to an education fund. BSII’s aggregate obligation total approximately 23% of Mr. Kroizer’s base salary. Upon the termination of Mr. Kroizer’s employment with BSII for any reason other than termination by BSII for cause, Mr. Kroizer shall be entitled to receive the manager’s insurance policy held by BSII in his name, and all amounts accrued therein and the education fund held by BSII in his name, and all amounts accrued therein. Further, to the extent the amount accrued in the severance fund does not satisfy the amount owed to Mr. Kroizer pursuant to Israel’s Severance Pay Law, which entitles Mr. Kroizer to severance pay equal to one month’s salary for every year of employment with BSII, the Company shall pay such additional amount. As a condition to Mr. Kroizer’s employment, he entered into a confidential information and inventions assignment agreement. Mr. Kroizer is also subject to a non-solicitation and non-competition provision that extends for a period of twelve months following termination of his employment. “Cause” is defined in Mr. Kroizer’s amended and restated employment agreement.

Carlos F. Aguilar.    We entered into an offer letter with Dr. Aguilar, our Senior Vice President of Project Execution and International Development, dated as of November 20, 2009. The offer letter has no specific term and constitutes at-will employment. Dr. Aguilar’s current annual base salary is $250,000. On April 28, 2010, in connection with the commencement of his employment, our board of directors granted Dr. Aguilar an option to purchase 275,000 shares of common stock at an exercise price of $4.26 per share. The stock option vests 20% on the first anniversary of the vesting commencement date with the remainder vesting ratably over the next 48 months. Pursuant to his offer letter, Dr. Aguilar also received a one-time bonus of $100,000 which he agreed to repay in the event that within the first year of his employment he voluntarily terminated his employment or was terminated for cause. Dr. Aguilar also received a relocation allowance of up to $150,000 to relocate from Maryland to the San Francisco Bay Area and a $75,000 retention bonus. As a condition to Dr. Aguilar’s employment, he entered into a confidential information and inventions assignment agreement. “Cause” is defined in Dr. Aguilar’s offer letter.

Lynda Ward Pierce.    The Company entered into an offer letter with Ms. Pierce dated as of July 2, 2010. The offer letter has no specific term and constitutes at-will employment. Ms. Pierce’s current annual base salary is $230,000. Ms. Pierce received a $10,000 sign-on bonus in connection with commencing her employment with BrightSource. Pursuant to the offer letter, if within 12 months of a change of control, (i) Ms. Pierce is terminated by BrightSource other than for cause, death or disability or (ii) there is a constructive termination and Ms. Pierce terminates her employment with BrightSource within 30 days following such constructive termination, then the vesting on the option to acquire 230,000 shares of common stock granted to Ms. Pierce in connection with the commencement of her employment with BrightSource shall immediately accelerate as to 125,000 shares of common stock (or such smaller number of unvested shares covered by the option at such time). As a condition to Ms. Pierce’s employment, she entered into a confidential information and inventions assignment agreement. “Change of Control,” “Cause” and “Constructive Termination” are defined in Ms. Pierce’s offer letter.

Severance and Change in Control Agreements

On March 18, 2011, the compensation committee approved new severance and change in control agreements for each of our executive officers in order to provide reasonable protection when a change in control could affect their security, authority, or compensation. This also promotes the interests of stockholders by mitigating executives’ concerns about such personal matters and thereby assuring that management provides guidance to the board of directors and stockholders that is divorced from such concerns. Moreover, this also will help to ensure that the management team stays intact before, during, and after a change in control, thereby protecting the interests of stockholders as well as the acquirer.

These severance and change and control agreements supersede and replace the terms of such executive officer’s employment agreement or offer letter with respect to severance and change in control payments.

Pursuant to severance and change in control agreements, if during the twelve month period immediately following a change of control, (x) the Company terminates an executive’s employment with the Company for a reason other than cause or the executive’s death or disability, or (y) an executive resigns from such employment for good reason, then the executive will receive the following severance benefits from the Company: (i) a lump sum severance payment equal to a portion of the executive’s base salary; (ii) a lump sum severance payment equal to a certain percentage of the executive’s full target bonus for the fiscal year in effect at the date of such termination of employment, (iii) reimbursement for premiums paid for coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for the executive and the executive’s eligible dependents; (iv) accelerated vesting as to a stipulated percentage of the then unvested portion of all of the executive’s outstanding equity awards; (v) outplacement benefits; (vi) all accrued but unpaid vacation, expense reimbursements, wages, and other benefits due to the executive under any Company-provided plans, policies and arrangements and (vii) such other compensation or benefits as may be required by law. The following table sets forth the benefits and amounts payable to each of our named executive officers in connection with the events described above:

Name	Percentage of Base Salary as Severance Payment	Percentage of Full Target Bonus as Severance Payment	Number of Months of COBRA Reimbursement	Number of Months of Outplacement Benefits	Percentage of Accelerated Vesting as to Unvested Equity Awards
John M. Woolard	200%	200%	18	12	100%
Jack F. Jenkins-Stark	150%	150%	18	6	100%
Israel Kroizer	150%	150%	N/A	6	100%
Carlos F. Aguilar	100%	100%	12	6	100%
Lynda Ward Pierce	100%	100%	12	6	100%

If the Company terminates an executive’s employment with the Company for a reason other than cause or the executive’s death or disability at any time other than during the twelve month period immediately following a change of control, then the executive will receive the following severance benefits from the Company: (i) a lump sum severance payment equal to a percentage of the executive’s base salary; (ii) reimbursement for premiums paid for coverage pursuant to COBRA for the executive and the executive’s eligible dependents; (iii) outplacement benefits; (iv) all accrued but unpaid vacation, expense reimbursements, wages, and other benefits due to the executive under any Company-provided plans, policies and arrangements, and (v) such other compensation or benefits as may be required by law. The following table sets forth the benefits and amounts payable to each of our named executive officers in connection with the events described above:

Name	Percentage of Base Salary as Severance Payment	Number of Months of COBRA Reimbursement	Number of Months of Outplacement Benefits
John M. Woolard	150%	18	12
Jack F. Jenkins-Stark	100%	12	6
Israel Kroizer	100%	N/A	6
Carlos F. Aguilar	50%	6	6
Lynda Ward Pierce	50%	6	6

Notwithstanding the foregoing, if the executive is legally entitled to any statutory severance (e.g., mandatory severance pursuant to Israel’s Severance Payment Law), the amount of such statutory severance shall be paid in accordance with applicable law, but shall reduce the severance benefits described above.

An executive’s receipt of severance payments or benefits pursuant to a severance and change in control agreement is subject to the executive signing a separation agreement and release of claims, complying with a non-solicit provision and a confidential information agreement.

The severance and change in control agreements define “Cause” to mean: (i) the executive’s willful failure to perform his or her duties and responsibilities to the Company or the executive’s violation of any written Company policy; (ii) the executive’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to the Company; (iii) the executive’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the executive owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) the executive’s material breach of any of his or her obligations under any written agreement or covenant with the Company.

The severance and change in control agreements define “Change of Control” to mean the occurrence of any of the following:

(i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company’s stockholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or other reorganization;

(ii) the consummation of the sale, transfer or other disposition of all or substantially all of the Company’s assets (other than (x) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (y) to a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company, or (z) to a continuing or surviving entity described in clause (i) above in connection with a merger, consolidation or corporate reorganization which does not result in a Change in Control under clause (i) above);

(iii) a change in the effective control of the Company which occurs on the date that a majority of members of the Company’s board of directors is replaced during any twelve month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of the appointment or election. For purposes of this clause, if any person (as defined below in clause (iv)) is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same person will not be considered a Change in Control;

(iv) the consummation of any transaction as a result of which any person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this clause (iv), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but excludes:

(1) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or an affiliate of the Company;

(2) a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company;

(3) the Company; and

(4) a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company; or

(v) a complete winding up, liquidation or dissolution of the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transactions.

The severance and change in control agreements define “Good Reason” to mean the executive’s termination of employment within 90 days following expiration of any cure period (discussed below) following the occurrence, without the executive’s consent, or one or more of the following:

(i) a material reduction of the executive’s duties, authority or responsibilities in effect immediately prior to such reduction; provided, however, that a reduction in duties, authority or responsibilities solely by virtue of the Company being acquired and made part of a larger entity (as, for example, when the Chief Executive Officer of the Company remains as such following a change of control but is not made the Chief Executive Officer of the acquiring corporation) will not constitute Good Reason;

(ii) a material reduction in the executive’s base compensation (except where there is a reduction applicable to all similarly situated executive officers generally); provided, that a reduction of less than ten percent will not be considered a material reduction in base compensation; or

(iii) a material change in the geographic location of the executive’s primary work facility or location; provided, that a relocation of less than fifty miles from the executive’s then-present work location will not be considered a material change in geographic location.

The executive will not resign for Good Reason without first providing the Company with written notice within 60 days of the event that the executive believes constitutes “Good Reason” specifically identifying the acts or omissions constituting the grounds for Good Reason and a reasonable cure period of not less than 30 days following the date of such notice during which such condition must not have been cured.

The severance and change in control agreements define “Disability” to mean that the executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

Stock Plans

2006 Stock Plan

Our board of directors adopted our 2006 Stock Plan, or the 2006 Plan, in August 2006, which became effective upon approval by our stockholders and was last amended on December 27, 2010. Our 2006 Plan provides for the grant of incentive stock options to our employees (and employees of our subsidiaries), and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants (and employees and consultants of our subsidiaries). No new awards will be granted under our 2006 Plan following this offering, but previously granted awards will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

The maximum aggregate number of shares that may be issued under the 2006 Plan is 16,070,000 shares of our common stock. As of April 15, 2011, options to purchase 9,122,581 shares of our common stock were outstanding and 5,891,514 shares were available for future grants.

Our board, or a committee that it appoints, administers the 2006 Plan. The administrator has the power and authority to determine the terms of the awards, including eligibility, the exercise price, the number of shares, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise and to construe and interpret the 2006 Plan and awards.

With respect to all incentive stock options granted under the 2006 Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. With respect to all nonstatutory stock options granted under the 2006 Plan, the exercise price must at least be equal to 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines all other terms of the options. After a participant’s termination of service, the participant may exercise his or her option, to the extent vested as of the date of termination, for a period of thirty days (or 12 months in the case of termination due to death or disability) following such termination, or such longer period of time specified in the individual option agreement, but in no event beyond the expiration of its term.

Stock purchase rights are rights to purchase our common stock that vest in accordance with terms and conditions established by the administrator, in its sole discretion.

Unless otherwise determined by the administrator, the 2006 Plan generally does not allow for the sale or transfer of awards under the 2006 Plan other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the participant only by such participant.

In the event of certain changes made in our common stock, appropriate adjustments will be made in the number and class of shares that may be delivered under the 2006 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the 2006 Plan. In the event of our dissolution or liquidation, all outstanding awards will terminate immediately prior to the consummation of such proposed transaction.

In the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the administrator may (1) provide for the assumption or substitution of, or adjustment to, each outstanding award; (2) accelerate the vesting and termination of outstanding awards; and/or (3) provide for termination of awards on such terms and conditions as it deems appropriate, including providing for the cancellation of options or stock purchase rights for a cash payment to the plan participants.

Our board of directors may at any time amend, suspend or terminate the 2006 Plan, provided such action does not impair the existing rights of any participant. Our 2006 Plan will terminate in connection with, and contingent upon, the effectiveness of this offering; provided that the 2006 Plan will continue to govern the terms and conditions of awards originally granted under the 2006 Plan.

2011 Omnibus Equity Incentive Plan

Our compensation committee of the board of directors has recommended approval of our 2011 Omnibus Equity Incentive Plan, or the 2011 Plan, to our board of directors that will be effective once adopted by the board of directors and approved by our stockholders, which will occur prior to the effectiveness of this offering. The 2011 Plan is effective upon its adoption by our board of directors, but will not be utilized until after the completion of this offering. As recommended by the compensation committee of the board of directors, our 2011 Plan provides for the grant of incentive stock options, within the meaning of Code Section 422, to our employees and any of our subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our subsidiary corporations’ employees and consultants. The following summary of terms of the 2011 Plan is based on the terms of the 2011 Plan as approved by the compensation committee of the board of directors, but the terms are not final until adopted by the board of directors and approved by the stockholders.

Authorized Shares.    The maximum aggregate number of shares that may be issued under the 2011 Plan is 12,000,000 shares of our common stock, plus (i) any shares that as of the completion of this offering, have been reserved but not issued pursuant to any awards granted under our 2006 Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to awards under the 2006 Plan that otherwise would have been returned to the 2006 Plan on account of the expiration, cancellation or forfeiture of such award, with the maximum number of shares to be added to the 2011 Plan pursuant to clauses (i) and (ii) above equal to 15,014,095 shares as of April 15, 2011. In addition, the number of shares available for issuance under the 2011 Plan will be annually increased on the first day of each of our fiscal years beginning with the 2011 fiscal year, by an amount equal to the least of:

•	6,000,000 shares;

•	3% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2011 Plan that we repurchase or that are forfeited, will become available for future grant under the 2011 Plan on the same basis as the award initially counted against the share reserve. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2011 Plan.

Award Limitations.    The following limits apply to any awards granted under the 2011 Plan:

•	Options and stock appreciation rights—no employee shall be granted within any fiscal year one or more options or stock appreciation rights, which in the aggregate cover more than 500,000 shares;

•

Restricted stock and restricted stock units—no employee shall be granted within any fiscal year one or more awards of restricted stock or restricted stock units, which in the aggregate cover more than 500,000 shares; and

•

Performance units and performance shares—no employee shall receive performance units or performance shares having a grant date value (assuming maximum payout) greater than two million dollars or covering more than 500,000 shares, whichever is greater; provided , however, that in connection with an employee’s initial service as an employee, an employee may receive performance units or performance shares having a grant date value (assuming maximum payout) of up to an additional amount equal five million dollars or covering up to 1,000,000 Shares, whichever is greater. No individual may only have one award of performance units or performance shares for a performance period.

Plan Administration.    The 2011 Plan will be administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the compensation committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of our 2011 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2011 Plan. The administrator also has the authority, subject to the terms of the 2011 Plan, to amend existing awards, to prescribe rules and to construe and interpret the 2011 Plan and awards granted thereunder.

Stock Options.    The administrator may grant incentive and/or nonstatutory stock options under our 2011 Plan; provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. Provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. Subject to the provisions of our 2011 Plan, the administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2011 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2011 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Restricted Stock.    Restricted stock may be granted under our 2011 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.    Restricted stock units may be granted under our 2011 Plan, which may include the right to dividend equivalents, as determined in the discretion of the administrator. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance Units/Performance Shares.    Performance units and performance shares may be granted under our 2011 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. For purposes of such awards, the performance goals may be one or more of the following, as determined by the administrator: (i) sales or non-sales revenue; (ii) return on revenues; (iii) operating income; (iv) income or earnings including operating income; (v) income or earnings before or after taxes, interest, depreciation and/or amortization; (vi) income or earnings from continuing operations; (vii) net income; (vii) pre-tax income or after-tax income; (viii) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (ix) raising of financing or fundraising; (x) project financing; (xi) revenue backlog; (xii) power purchase agreement backlog; (xiii) gross margin; (xiv) operating margin or profit margin; (xv) capital expenditures, cost targets, reductions and savings and expense management; (xvi) return on assets (gross or net), return on investment, return on capital, or return on stockholder equity; (xvii) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xviii) performance warranty and/or guarantee claims; (xix) stock price or total stockholder return; (xx) earnings or book value per share (basic or diluted); (xxi) economic value created; (xxii) pre-tax profit or after-tax profit; (xxiii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, objective customer satisfaction or information technology goals; (xxiv) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (xxv) construction projects consisting of one or more objectives based upon meeting project completion timing milestones, project budget, site acquisition, site development, or site equipment functionality; (xxvi) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, headcount, performance management, completion of critical staff training initiatives; (xxvii) objective goals relating to projects, including project completion timing milestones, project budget; (xxviii) key regulatory objectives; and (xxix) enterprise resource planning. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Automatic Director Grants.    Our 2011 Plan also provides for the automatic grant of nonstatutory stock options to our non-employee directors. Each non-employee director initially appointed to the board of directors after the completion of this offering will automatically receive an option to purchase a number of shares determined by dividing (x) $        , by (y) the value, on the date of grant, of an option

to purchase one share using a Black-Scholes valuation model or such other valuation method as the administrator determines in its discretion, with the number of shares rounded up to the nearest whole share or a restricted stock unit subject to a number of shares determined by dividing (x) $        by (y) the fair market value of a share on the date of grant, with the number of shares rounded up to the nearest whole share upon such appointment (excluding an employee director who ceases to be an employee but remains a director). This initial award will vest as to 25% of the shares subject to the option on the one year anniversary of the vesting commencement date and 1/48th of the shares subject to the option each month thereafter over the next three years, provided he or she continues to serve as a director through each relevant vesting date. In addition, beginning in fiscal year 2011, non-employee directors will automatically receive a subsequent option to purchase a number of shares determined by dividing (x) $        , by (y) the value, on the date of grant, of an option to purchase one share using a Black-Scholes valuation model or such other valuation method as the administrator determines in its discretion, with the number of shares rounded up to the nearest whole share or a restricted stock unit subject to a number of shares determined by dividing (x) $        by (y) the fair market value of a share on the date of grant, with the number of shares rounded up to the nearest whole share shortly after each date of our annual meeting of stockholders. These subsequent awards will vest as to 100% of shares subject to the award on the earlier of (1) the one year anniversary of the vesting commencement date or (2) the day prior to the next annual meeting of stockholders; provided he or she continues to serve as a director through the relevant vesting date. All awards granted under the automatic grant provisions will have a term of seven years or such earlier expiration date specified in the applicable award agreement, an exercise price equal to the fair market value on the date of grant and will be freely transferable to the non-employee directors’ venture capital funds or employers (or an affiliate, within the meaning of Section 424(e) or (f) of the Code, of a non-employee director’s employer). The administrator may change the number, type and terms of future automatic awards granted to our non-employee director under the 2011 Plan. Additionally, non-employee directors are eligible to receive discretionary grants.

Transferability of Awards.    Unless the administrator provides otherwise, our 2011 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed winding up, liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2011 Plan provides that in the event of a merger or change in control (other than a winding up, dissolution or liquidation), as defined under the 2011 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Plan Amendment, Termination.    Our board of directors has the authority to amend, suspend or terminate the 2011 Plan provided such action does not impair the existing rights of any participant. Our 2011 Plan will automatically terminate in 2021, unless we terminate it sooner.

2011 Employee Stock Purchase Plan

Our compensation committee of the board of directors has recommended approval of our 2011 Employee Stock Purchase Plan, or the ESPP, to our board of directors that will be effective once adopted by the board of directors and approved by our stockholders, which will occur prior to the effectiveness of this offering. Our executive officers and all of our other employees will be allowed to participate in our ESPP. In general, we intend to make offerings under the ESPP that qualify under Section 423 of the Code, but may make offerings that are not intended to qualify under Section 423 of the Code to the extent deemed advisable for designated subsidiaries outside the United States. Additionally, we may make separate offerings under the ESPP, each of which may have different terms, but each separate offering will be intended to comply with the requirements of Section 423 of the Code. The following summary of terms of the ESPP is based on the terms of the ESPP as approved by the compensation committee of the board of directors, but the terms are not final until adopted by the board of directors and approved by the stockholders.

A total of 1,000,000 shares of our common stock will be made available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning with the 2011 fiscal year, equal to the least of:

•	1,000,000 shares;

•	1% of the outstanding shares of our common stock on the first day of such fiscal year; or

•	such other amount as our board of directors may determine.

Our board of directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year.

Our ESPP is intended to qualify under Section 423 of the Code, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after            and            of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on            . The administrator may, in its discretion, modify the terms of future offering periods.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s regular and recurring straight time gross earnings, payments for overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other similar compensation. A participant may purchase a maximum of 1,250 shares of common stock during each six-month offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or change of control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set. The plan administrator will notify each participant in writing that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

Our ESPP will automatically terminate in 2021, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

In addition to the director and executive officer compensation arrangements discussed above under “Executive Compensation,” the following is a description of transactions since January 1, 2008, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Alstom Agreements

Partnership Agreement

In connection with our Series D preferred stock financing, on August 31, 2010, we signed a preferred partnership agreement with Alstom to jointly market and bid on projects to design and construct solar thermal power plants in the Mediterranean ring, North Africa and the Republic of South Africa. In December 2010, along with an additional equity investment in BrightSource by Alstom, we amended and restated our partnership agreement to further expand our business partnership to include certain other countries in the Middle East. The partnership is coordinated by a project coordination committee comprised of two members from each party. The partnership agreement has a term of 10 years.

Preferred Supplier Agreement

In connection with our Series D preferred stock financing, on August 31, 2010, we signed a preferred turbine supplier agreement pursuant to which we designated Alstom as a preferred supplier of the next eight steam turbines (or 2,000 MW) to BrightSource facilities (excluding Ivanpah). We expanded our relationship with Alstom in December 2010 by entering into an amended and restated preferred equipment supply agreement dated as of December 27, 2010, to provide that Alstom will also be a supplier of solar receivers and other specified equipment for certain projects in which we are responsible for selecting the suppliers of such equipment or the EPC. BrightSource is obligated under the agreement to grant preferred supply rights to Alstom for eight preferred supply projects or preferred supply projects with a gross output totaling 2,000 MW, whichever comes first.

Assignment Agreement

On October 24, 2006, BrightSource entered into an assignment agreement with Los Angeles Advisory Services Incorporated, or LAAS. Arnold Goldman, the founder of BrightSource and our current Chairman Emeritus, is the sole member of LAAS’s board of directors and is the beneficial owner of all the LAAS’s outstanding capital stock. Pursuant to the assignment agreement, LAAS transferred certain proprietary technologies, including technologies related to solar thermal energy generation, to BrightSource in consideration for 7,500,000 shares of BrightSource’s common stock, a one-time royalty payment equal to $125,000 payable within three days of the date of the assignment agreement and a monthly royalty payment of $22,000 payable during the 48 month period following the date of the assignment agreement. BrightSource also granted to LAAS a royalty free, non-exclusive license to utilize certain technologies that do not relate to solar thermal energy generation and storage, which license terminates on the earlier of October 24, 2011 and immediately following the termination of Arnold Goldman’s employment without cause pursuant to his contract of employment with BSII.

Employment of Related Persons

Gil Kroyzer, son of Israel Kroizer, our Executive Vice President of Engineering, R&D and Product Supply, is employed by BSII as Senior Director Modeling and Solar Field Design. Daniel Goldman, son of Arnold J. Goldman, our Founder and Chairman Emeritus and a member of our board of directors, is employed as Procurement and Logistics Manager for BSOI. Each of Gil Kroyzer and Daniel Goldman received less than $140,000 in salary and bonus for each of the fiscal years 2008, 2009 or 2010 and receive salary and benefits comparable to those provided to other BSII and BSOI employees located in Israel.

Equity Financings

Series C Preferred Stock Financing

In April and May 2008, we sold an aggregate of 15,023,646 shares of Series C preferred stock at a per share purchase price of $7.6546 pursuant to a stock purchase agreement. Purchasers of the Series C preferred stock include the following stockholders, each of whom holds more than, 5% of our outstanding capital stock: Draper Fisher Jurvetson, VantagePoint Capital Partners, two Managing Directors of which, David C. Fries and J. Stephan Dolezalek, are members of our board of directors, and Morgan Stanley BrightSource LLC. The following table summarizes purchases of Series C preferred stock by the above-listed investors:

Name of Stockholder	Number of Series C Shares	Total Purchase Price
Entities affiliated with Draper Fisher Jurvetson(1)	653,202	$5,000,000
Entities affiliated with VantagePoint Capital Partners(2)	5,225,617	$40,000,008
Morgan Stanley BrightSource LLC	2,279,344	$17,447,466

(1)	Such affiliated entities include: Draper Associates, L.P., Draper Fisher Jurvetson Fund VIII, L.P. and Draper Fisher Jurvetson Partners VIII, LLC.
(2)	Such affiliated entities include: VantagePoint CleanTech Partners, L.P., VantagePoint CleanTech Partners II, L.P., VantagePoint Venture Partners 2006 (Q), L.P., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and VantagePoint Venture Partners IV, L.P.

Series D Preferred Stock Financing

In February, March, May and June 2010, we sold an aggregate of 25,766,865 shares of Series D preferred stock at a per share purchase price of $6.7246 pursuant to a stock purchase agreement. Purchasers of the Series D preferred stock include the following stockholders, each of whom holds more than 5% of our outstanding capital stock: Alstom, whose Senior Vice President Sales and Marketing, Denis Cochet, is a member of our board of directors, Draper Fisher Jurvetson, VantagePoint Capital Partners and Morgan Stanley BrightSource LLC. The following table summarizes purchases of Series D preferred stock by the above-listed investors:

Name of Stockholder	Number of Series D Shares	Total Purchase Price
ALSTOM Power Inc.	8,159,869	$54,871,855
Entities affiliated with Draper Fisher Jurvetson(1)	2,082,544	$14,004,275
Entities affiliated with VantagePoint Capital Partners(2)	5,399,618	$36,310,271
Morgan Stanley BrightSource LLC	2,627,900	$17,671,576

(1)	Such affiliated entities include: Draper Associates, L.P., Draper Fisher Jurvetson Fund VIII, L.P., Draper Fisher Jurvetson Growth Fund 2006, L.P., Draper Fisher Jurvetson Partners Growth Fund 2006, LLC and Draper Fisher Jurvetson Partners VIII, LLC.
(2)	Shares of Series D preferred stock purchased by VantagePoint affiliated entities are now held by the following entities: VantagePoint CleanTech Partners, L.P., VantagePoint CleanTech Partners II, L.P., VantagePoint Venture Partners 2006 (Q), L.P., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and VantagePoint Venture Partners IV, L.P.

Series E Preferred Stock Financing

In December 2010 and January, February, March and April 2011, we sold an aggregate of 23,092,864 shares of Series E preferred stock at a per share purchase price of $8.6646 pursuant to a stock purchase agreement. Purchasers of the Series E preferred stock include the following stockholders, each of whom holds more than 5% of our outstanding capital stock: Alstom, Draper Fisher Jurvetson and VantagePoint Capital Partners. The following table summarizes purchases of Series E preferred stock by the above-listed investors:

Name of Stockholder	Number of Series E Shares	Total Purchase Price
ALSTOM Power Inc.	8,655,910	$74,999,998
Entities affiliated with Draper Fisher Jurvetson(1)	80,788	$699,996
Entities affiliated with VantagePoint Capital Partners(2)	3,693,197	$32,000,075

(1)	Such affiliated entities include: Draper Associates, L.P., Draper Fisher Jurvetson Fund VIII, L.P., Draper Fisher Jurvetson Growth Fund 2006, L.P., Draper Fisher Jurvetson Partners Growth Fund 2006, LLC and Draper Fisher Jurvetson Partners VIII, LLC.
(2)	Such affiliated entities include: VantagePoint CleanTech Partners, L.P., VantagePoint CleanTech Partners II, L.P., VantagePoint Venture Partners 2006 (Q), L.P., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and VantagePoint Venture Partners IV, L.P.

Stockholder Agreements

In connection with the sale of our Series A, B, C, D and E preferred stock, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors, including holders of more than 5% of our preferred stock at the time of the transactions at issue. The rights include registration rights, rights of first refusal, co-sale rights with respect to stock transfers, a voting agreement providing for the election of investor designees to our board of directors, information rights and other similar rights. The amended and restated investors’ rights agreement, dated December 28, 2010, as amended on March 11, 2011, which contains the registration rights and many of the other rights described above, is filed as an exhibit to the registration statement of which this prospectus is a part. All of these rights, other than the registration rights, will terminate upon the completion of this offering. See “Description of Capital Stock—Registration Rights” below for additional information.

Employment and Severance Agreements

We have entered into offer letters and other agreements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described under the caption “Executive Compensation—Employment Agreements and Offer Letters” and “Executive Compensation—Severance and Change of Control Agreements” above.

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter to be effective upon completion of this offering, our audit committee is responsible for reviewing and approving in advance any related party transaction. Prior to the creation of our audit committee, our full board of directors reviewed related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock (after giving effect to the conversion of all outstanding shares of our preferred stock into common stock effective immediately prior to the completion of this offering) as of April 15, 2011 and as adjusted to reflect the sale of the common stock offered by us under this prospectus by:

•	each entity or person who is known to us to own beneficially more than 5% of our common stock (on an as-converted basis);

•	each of our directors and named executive officers; and

•	all directors and named executive officers as a group.

Except as otherwise noted, the address of each person listed in the table is c/o BrightSource Energy, Inc., 1999 Harrison Street, Suite 2150, Oakland, California 94612. The table includes all shares of common stock issuable within 60 days of April 15, 2011 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 94,317,072 shares of common stock outstanding as of April 15, 2011, after giving effect to the conversion of all outstanding shares of our preferred stock into common stock effective immediately prior to the completion of this offering, together with applicable options and warrants for that stockholder. Shares of common stock issuable upon exercise of options and warrants and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

	Number of Shares Beneficially Owned	Percent of Total Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering(1)
5% Stockholders
ALSTOM Power Inc.(2)	16,815,779	17.8%
Entities affiliated with Draper Fisher Jurvetson(3)	6,304,432	6.7%
Entities affiliated with VantagePoint Capital Partners(4)	23,531,129	24.9%
Los Angeles Advisory Services Incorporated(5)	7,115,000	7.5%
Morgan Stanley BrightSource LLC(6)	9,862,335	10.5%

Executive Officers and Directors
John M. Woolard(7)	1,521,432	1.6%
Jack F. Jenkins-Stark(8)	312,988	*
Israel Kroizer(9)	695,733	*
Carlos F. Aguilar(10)	77,916	*
Lynda Ward Pierce	—	—
John E. Bryson(11)	15,000	*
Denis Cochet(2)	16,815,779	17.8%
James Eats(12)	57,347	*
David C. Fries	—	—
Thomas M. O’Flynn(13)	6,057	*
Arnold J. Goldman(5)	7,115,000	7.5%
Nicholas E. Brathwaite(14)	3,462,363	3.7%
J. Stephan Dolezalek	—	—

All executive officers and directors as a group
(14 persons)(15)	30,172,548	31.1%

*	Less than one percent of the outstanding shares of common stock.
(1)	Assumes no exercise of the underwriters’ over-allotment option.
(2)	Consists of 16,815,779 shares held by ALSTOM Power Inc. Denis Cochet, a director of BrightSource, is Senior Vice President, Sales and Marketing of Alstom Power Sector and as such, shares voting and dispositive power with respect to the shares held by ALSTOM Power Inc. and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of ALSTOM Power Inc. is 200 Great Pond Drive, Windsor, CT 06095.
(3)	Consists of (i) 378,436 shares held by Draper Associates, L.P. (“Draper LP”), (ii) 4,525,361 shares held by Draper Fisher Jurvetson Fund VIII, L.P. (“Fund VIII”), (iii) 1,202,826 shares held by Draper Fisher Jurvetson Growth Fund 2006, L.P. (“Growth Fund”), (iv) 97,245 shares held by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC (“Partners Growth Fund”) and (v) 100,564 shares held by Draper Fisher Jurvetson Partners VIII, LLC (“Partners VIII”). Timothy C. Draper, John H.N. Fisher and Steven T. Jurvetson are managing directors of the general partner entities of Fund VIII and also managing members of Partners VIII that directly hold shares and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The investing and voting power of the shares held by Draper LP is controlled by its general partner, Draper Associates, Inc. which is controlled by its president and majority shareholder, Timothy C. Draper. John H. N. Fisher, Mark W. Bailey and Barry Schuler are managing directors of the general partner entities of Growth Fund that directly holds shares and as such, they may be deemed to have voting and investment power with respect to such shares. Timothy C. Draper, John H.N. Fisher, Steven T. Jurvetson, Mark W. Bailey and Barry Schuler are managing members of Growth Partners Fund that directly holds shares and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address of these entities is 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025.
(4)	Consists of (i) 9,198,869 shares held by VantagePoint Venture Partners IV (Q), L.P., (ii) 6,252,310 shares held by VantagePoint CleanTech Partners II, L.P., (iii) 4,155,024 shares held by VantagePoint Venture Partners 2006 (Q), L.P., (iv) 2,910,132 shares held by VantagePoint CleanTech Partners, L.P., (v) 920,902 shares held by VantagePoint Venture Partners IV, L.P. and (vi) 33,505 shares held by VantagePoint Venture Partners IV Principals Fund, L.P. Also includes (i) 41,033 shares issuable upon the exercise of a warrant held by VantagePoint Venture Partners IV (Q), L.P., (ii) 15,097 shares issuable upon the exercise of a warrant held by VantagePoint CleanTech Partners, L.P., (iii) 4,108 shares issuable upon the exercise of a warrant held by VantagePoint Venture Partner IV, L.P. and (iv) 149 shares issuable upon the exercise of a warrant held by VantagePoint Venture Partners IV Principals Fund, L.P., all of which are exercisable within 60 days of April 1, 2011. The General Partner of VantagePoint CleanTech Partners, L.P. is VantagePoint CleanTech Associates, LLC. The General Partner of VantagePoint CleanTech Partners II, L.P. is VantagePoint CleanTech Associates II, L.P. and its General Partner is VantagePoint CleanTech Management, Ltd. The General Partner of VantagePoint Venture Partners 2006 (Q), L.P. is VantagePoint Venture Associates 2006, LLC. The General Partner of VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. is VantagePoint Venture Associates IV, LLC. Alan E. Salzman is a managing member or chief executive officer of each of these General Partners and may be deemed to have voting and investment power with respect to the shares or warrants held by these entities. Mr. Salzman disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for these entities and Mr. Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, CA 94066.
(5)	Consists of 7,115,000 shares held by Los Angeles Advisory Services Incorporated (“LAAS”). Arnold Goldman, a director of BrightSource, is a director and beneficial owner of all the outstanding shares of common stock of LAAS and has voting and dispositive power with respect to the shares held by LAAS. The address of LAAS is 855 Bordeaux Way, Suite 100, Napa, CA 94558.
(6)	The ultimate beneficial owner of the shares is Morgan Stanley and the address of Morgan Stanley and Morgan Stanley BrightSource LLC is 1585 Broadway, New York, NY 10036.
(7)	Consists of 1,521,432 shares issuable upon exercise of outstanding options exercisable within 60 days of April 15, 2011.
(8)	Consists of 24,655 shares held by The Jenkins-Stark Family Trust dated June 15, 1995, of which Mr. Jenkins-Stark is a trustee and 288,333 shares issuable upon exercise of outstanding options exercisable within 60 days of April 15, 2011.
(9)	Consists of 695,333 shares issuable upon exercise of outstanding options exercisable within 60 days of April 15, 2011.
(10)	Consists of 77,916 shares issuable upon exercise of outstanding options exercisable within 60 days of April 15, 2011.
(11)	Consists of 15,000 shares issuable upon exercise of outstanding options exercisable within 60 days of April 15, 2011.
(12)	Consists of 57,347 shares issuable upon exercise of outstanding options exercisable within 60 days of April 15, 2011.
(13)	Consists of 6,057 shares issuable upon exercise of outstanding options exercisable within 60 days of April 15, 2011.
(14)	Consists of (i) 886,869 shares held by Riverwood Capital Partners (Parallel -A) L.P., (ii) 2,561,328 shares held by Riverwood Capital Partners L.P. and (iii) 14,166 shares held by RWCP Holdings, L.P. (together with Riverwood Capital Partners (Parallel -A) L.P. and Riverwood Capital Partners L.P., the “Riverwood Funds”). Nicholas E. Brathwaite, a director of BrightSource, is a partner of Riverwood Capital, L.P., the general partner of the Riverwood Funds, and as such, shares voting and dispositive power with respect to the shares held by Riverwood Funds and disclaims beneficial ownership of such shares in which he has no pecuniary interest. The address of the Riverwood Funds is 70 Willow Road, Suite 100, Menlo Park, CA 94025.
(15)	Includes 2,690,876 shares issuable upon exercise of outstanding options held by our current executive officers and directors exercisable within 60 days of April 15, 2011.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, BrightSource will be authorized to issue             shares of common stock, $0.0001 par value per share, and             shares of undesignated preferred stock, $0.0001 par value per share. All currently outstanding shares of preferred stock will be converted into common stock upon the completion of this offering.

Common Stock

As of April 15, 2011, there were             shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock (excluding any additional shares of common stock issuable upon conversion of the Series E preferred stock, as described above in “Capitalization”) and the net exercise of outstanding warrants that expire upon the completion of this offering at the initial public offering price of $         per share, held of record by             stockholders. Options to purchase 9,122,581 shares of common stock were also outstanding as of April 15, 2011. There will be             shares of common stock outstanding (assuming no exercise of the underwriter’s overallotment option, issuance of additional shares of common stock issuable upon conversion of the Series E preferred stock or exercise of outstanding options under BrightSource’s stock option plans after April 15, 2011), after giving effect to the sale of the shares offered hereby.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See “Dividend Policy.” In the event of liquidation, dissolution or winding up of BrightSource, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Upon the closing of the offering, all outstanding shares of preferred stock will be converted into 79,135,944 shares of common stock and automatically retired. Thereafter, the board of directors will have the authority, without further action by the stockholders, to issue up to             shares of preferred stock, $0.0001 par value per share, in one or more series. The board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of BrightSource without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of preferred stock will be outstanding. BrightSource currently has no plans to issue any shares of preferred stock.

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our preferred stock as of April 15, 2011. The warrants to purchase shares of preferred stock that survive the completion of this offering will convert into warrants to purchase shares of common stock on the completion of this offering on a one-to-one basis. Generally, each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications, consolidations and certain dilutive issuances of securities at prices below the then existing warrant exercise price.

Class of Stock	Number of Shares		Exercise Price per Share	Expiration Date
Series A	60,387		$2.0700	8/28/2011	(1)
Series D	130,199	(2)	$6.7246	12/28/2015	(3)
Series E	195,653		$8.6646	Between 1/31/2016 and 3/18/2016	(4)

(1)	Warrants expire on the earliest to occur: (i) the specified expiration date, (ii) immediately prior to the closing of the sale, conveyance or disposal of all or substantially all of our property or business or our merger with or into or consolidation with any other corporation (other than our wholly-owned subsidiary) or any other transaction or series of related transactions in which more than 50% of the voting power of our capital stock is disposed of (excluding a merger effected exclusively for the purpose of changing our domicile and an equity financing in which we are the surviving corporation) or (iii) the completion of this offering.
(2)	Such amount assumes the Hercules Term Loan is repaid by June 30, 2011. In the event that the Hercules Term Loan is not repaid by June 30, 2011, the warrant shall be exercisable for up to an aggregate of 260,238 shares of Series D preferred stock.
(3)	Warrant expires on the earliest to occur: (i) the specified expiration date, (ii) three years after this offering or (iii) a merger or consolidation involving us in which we are not the surviving entity, or in which our outstanding shares of capital stock are otherwise converted into or exchanged for shares of capital stock of another entity, and in which the holders of the Series D preferred stock or Series E preferred stock receive cash or freely publicly tradable securities in such transaction.
(4)	Warrants expire on the earliest to occur: (i) the specified expiration date or (ii) immediately prior to the closing of the sale, conveyance or disposal of all or substantially all of our property or business or our merger with or into or consolidation with any other corporation (other than our wholly-owned subsidiary) or any other transaction or series of related transactions in which more than 50% of the voting power of our capital stock is disposed of, excluding a merger effected exclusively for the purpose of changing our domicile or to an equity financing in which we are the surviving corporation.

Registration Rights

The holders of 79,135,944 shares of our common stock and warrants to purchase 325,852 shares of our common stock, assuming the Hercules Term Loan is repaid by June 30, 2011, or 455,891 shares of our common stock, assuming the Hercules Term Loan is not repaid by June 30, 2011 (in all cases assuming the conversion of all outstanding preferred stock upon completion of this offering) or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these securities. Subject to limitations in the agreement, the holders of at least a majority of these securities then outstanding may require, on two occasions beginning six months after the date of this prospectus, that we use our best efforts to register these securities for public resale if Form S-3 is not available. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of at least twenty-five percent of these securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting commissions and discounts, would exceed $10,000,000) may also require us, not more than twice in any twelve-month period, to register all or a portion of these securities on Form S-3 when the use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price is at least $2,000,000. We will be responsible for paying all registration expenses, and the holders selling their shares will be responsible for paying all selling expenses.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the completion of this offering, will contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

As discussed above, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairperson of the board, the Chief Executive Officer or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification

Upon the closing of the offering, our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board of Directors.” A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is it more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No Cumulative Voting

Our amended and restated certificate of incorporation and amended and restated bylaws will not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of Charter Provisions

The amendment of the above provisions of our amended and restated certificate of incorporation will require approval by holders of at least a majority of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as amended upon the completion of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is             . The Transfer Agent’s address and telephone number is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could cause the market prices of our common stock to decline or could impair our ability to raise equity capital in the future.

Upon completion of the offering, we will have outstanding             shares of common stock (or              shares if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price at the midpoint of the range set forth on the cover of this prospectus. Of these shares,             shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by “affiliates” of BrightSource as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors and 10% stockholders.

The remaining             shares outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration such as Rules 144 or 701 promulgated under the Securities Act, which are summarized below. Sales of these shares in the public market, or the availability of such shares for sale, could adversely affect the market price of our common stock.

We, our executive officers and directors and holders of substantially all of our capital stock will have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sales or otherwise dispose of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, owned by them for a period continuing through 180 days after the date of this prospectus (subject to extension), except with the prior written consent of Goldman, Sachs & Co. and us. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by Goldman, Sachs & Co. and us. Taking into account the lock-up agreements, and assuming Goldman, Sachs & Co., with our consent, does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	Beginning on the date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market as registered shares.

•

Beginning 180 days after the date of this prospectus, approximately             shares will be eligible for sale pursuant to Rule 701 and approximately             additional shares will be eligible for sale pursuant to Rule 144, of which all but             shares are held by affiliates.

In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreement (generally 180 days after the date of this prospectus) of a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of common stock then outstanding; or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about BrightSource. Under Rule 144, a person who is not deemed to have been an affiliate of BrightSource at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

The holders of approximately             shares of common stock and warrants to purchase shares of common stock or their transferees are also entitled to certain rights with respect to registration of their shares of common stock for offer or sale to the public. If the holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, the sales could have a material adverse effect on the market price for BrightSource’s common stock.

Beginning 180 days after the effective date, any employee, officer or director of or consultant to BrightSource who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In addition, BrightSource intends to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to BrightSource’s employee benefit plans. As a result, any options exercised under the Stock Plan or any other benefit plan after the effectiveness of such registration statement will also be freely tradable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of April 15, 2011, there were outstanding options for the purchase of 9,122,581 shares, of which options 4,326,596 shares were exercisable. No shares have been issued to date under the Company’s 2011 Omnibus Equity Incentive Plan or 2011 Employee Stock Purchase Plan. See “Executive Compensation—Stock Plans” and “Description of Capital Stock—Registration Rights.”

CERTAIN U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax and estate tax consequences to non-U.S. holders relating to the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our common stock, except to the extent specifically set forth below;

•	real estate investment trusts or regulated investment companies;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction; or

•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If a partnership or entity treaty as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial owner of shares of our common stock that is not, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

•	a partnership (or other entity treated as a partnership for U.S. federal income tax purposes);

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter will be treated as capital gain. Distributions treated as dividends on our common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below of the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other disposition of our common stock unless:

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

•

such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder that is an individual and who is present in the United States for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder’s taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business in the U.S. generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). There can be no assurances that we are not now nor will become a USRPHC in the future. If, however, we were a USRPHC during the applicable testing period, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only for a non-U.S. holder who actually or constructively holds (at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period) more than 5% of such regularly traded stock. Please note, though, that we can provide no assurance that our common stock will remain regularly traded.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Recently enacted legislation as part of FATCA generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012, to a foreign financial institution unless such institution enters into an agreement with the U.S. Secretary of Treasury to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012, to a non-financial foreign entity unless such entity provides the withholding agent with a certification (i) that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the U.S. Secretary of Treasury. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, the non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder’s status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company, its executive officers and directors and holders of substantially all of the Company’s capital stock will have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock, or any options or warrants to purchase shares of common stock, or any securities convertible into, or exchangeable for or that request the right to receive shares of common stock for a period continuing through 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and the Company. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the

15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the             under the symbol “             .”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on                     , in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. Affiliates of Goldman, Sachs & Co., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. were lenders under the Company’s credit facility. In connection with the closing of Ivanpah financing in April 2011, the borrowings under the credit facility were repaid in-full and the credit facility terminated. In addition, an affiliate of Goldman, Sachs & Co. owns 2,308,243 shares of the Company’s Series E preferred stock which shares will convert into 2,308,243 shares of the Company’s common stock upon the completion of this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for BrightSource by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. As of the date of this prospectus, a partner of Orrick, Herrington & Sutcliffe LLP and certain investment limited liability companies affiliated with Orrick, Herrington & Sutcliffe LLP own an aggregate of 7,435 shares of BrightSource’s Series D preferred stock and 8,078 shares of Series E preferred stock, which shares will convert into 15,513 shares of BrightSource’s common stock upon the completion of this offering.

EXPERTS

The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

BrightSource Energy, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of BrightSource Energy, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in convertible preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

April 22, 2011

BRIGHTSOURCE ENERGY, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2009	2010
Assets:
Current Assets
Cash and cash equivalents	$18,780	$37,785
Restricted cash	200	51,000
Accounts receivable	5,334	3,450
Deposits	3,584	26,300
Prepaid and other current assets	5,934	7,730

Total current assets	33,832	126,265

Property, plant and equipment, net	6,471	14,479
Deposits	12,731	23,908
Capitalized project costs	29,474	118,355
Intangible assets, net	575	3,321
Other assets	1,386	6,343
Restricted cash	9,343	23,444

Total Assets	$93,812	$316,115

Liabilities, Convertible Preferred Stock and Stockholders’ Equity:
Current liabilities
Accounts payable	$3,197	$11,260
Accrued expenses and other liabilities	8,379	22,776
Short-term debt	—	78,373
Provision for loss on construction contract	11,791	5,927
Billings in excess of cost and estimated earnings on uncompleted contracts	7,535	—

Total current liabilities	30,902	118,336

Long-term debt	—	4,121
Development loan—related party	3,059	3,059
Other long-term liabilities	1,135	4,725

Total liabilities	35,096	130,241

Commitments and contingencies (Note 13)

Convertible Preferred Stock Series E—$0.0001 par value, 17,658,056 shares authorized; 0 and 3,142,576 shares issued and outstanding in 2009 and 2010, respectively	—	27,071

Stockholders’ equity
Convertible Preferred Stock Series A—$0.0001 par value, 8,031,402 shares authorized; 7,971,015 shares issued and outstanding in 2009 and 2010, respectively	1	1
Convertible Preferred Stock Series B—$0.0001 par value, 7,281,554 shares authorized; 7,281,554 shares issued and outstanding in 2009 and 2010, respectively	1	1
Convertible Preferred Stock Series C—$0.0001 par value, 15,023,646 shares authorized; 15,023,646 shares issued and outstanding in 2009 and 2010, respectively	1	1
Convertible Preferred Stock Series D—$0.0001 par value, 26,027,103 shares authorized; 0 and 25,766,865 shares issued and outstanding in 2009 and 2010, respectively	—	2
Common stock—$0.0001 par value, 120,000,000 shares authorized; 11,532,450 and 14,842,578 shares issued and outstanding in 2009 and 2010, respectively	1	1
Additional paid-in capital	164,352	336,068
Accumulated deficit	(105,640)	(177,271)

Total stockholders’ equity	58,716	158,803

Total liabilities, convertible preferred stock and stockholders’ equity	$93,812	$316,115

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSOURCE ENERGY, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2009	2010
Revenues:
Revenues	$1,419	$8,253	$13,494
Revenues—related party	5,663	3,320	—

	7,082	11,573	13,494
Cost of revenues:
Cost of revenues	1,262	8,229	13,494
Cost of revenues—related party	5,461	3,172	—
Provision for loss on contract	10,491	7,613	17,963

	17,214	19,014	31,457

Gross loss	(10,132)	(7,441)	(17,963)

Operating expenses:
Research and development	16,645	9,717	8,551
Project development	8,397	12,392	18,226
Marketing, general and administrative	10,619	14,331	24,367

Total operating expenses	35,661	36,440	51,144

Loss from operations	(45,793)	(43,881)	(69,107)

Interest income	1,989	132	63
Interest expense	(316)	(282)	(2,012)
Equity method loss	—	(497)	—
Other income (expense), net	(488)	765	(553)

Loss before income taxes	(44,608)	(43,763)	(71,609)
Provision for income taxes	10	17	22

Net loss	$(44,618)	$(43,780)	$(71,631)

Net loss per share of common stock, basic and diluted	$(4.42)	$(4.03)	$(4.93)

Shares used in computing net loss per share of common stock, basic and diluted	10,084,167	10,853,073	14,527,834

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSOURCE ENERGY, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2008	2009	2010
Cash flow from operating activities:
Net loss	$(44,618)	$(43,780)	$(71,631)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	337	796	1,527
Provision for loss on contract	10,491	7,613	17,963
Share-based compensation	968	1,408	2,337
Interest on convertible note payable	—	—	263
Impairment of long lived asset	—	—	373
Equity method losses	—	497	—
Changes in assets and liabilities
Accounts receivable	(44)	(4,724)	1,884
Receivable—related party	(5,507)	(6,392)	—
Prepaid and other current assets	437	(5,413)	(1,796)
Accounts payable	2	1,373	14,609
Accrued expenses and other current liabilities	2,780	4,452	14,583
Provision for loss on construction contract	(509)	(5,804)	(23,827)
Billings in excess of cost and estimated earnings on uncompleted contracts	9,000	(1,465)	(7,535)
Other liabilities	—	(65)	(173)

Net cash used in operating activities	(26,663)	(51,504)	(51,423)

Cash flows from investing activities:
Purchases of equipment	(1,891)	(5,070)	(10,215)
Payments made for deposits	(5,751)	(7,272)	(36,893)
Capitalized project costs	(1,790)	(12,585)	(94,945)
Asset acquisition	—	34	—
Increase in restricted cash	(1,773)	(5,775)	(61,900)
Other	(259)	—	—

Net cash used in investing activities	(11,464)	(30,668)	(203,953)

Cash flows from financing activities:
Issuance of common stock as part of Series D financing	—	—	20,561
Proceeds from exercise of stock options	20	238	16
Repurchase of common stock	—	(1)	—
Proceeds from issuance of Convertible Preferred Stock Series C	114,932	—	—
Issuance costs for Convertible Preferred Stock Series C	(437)	—	—
Proceeds from issuance of Convertible Preferred Stock Series D	—	—	139,876
Issuance costs for Convertible Preferred Stock Series D	—	(253)	(4,171)
Proceeds from issuance of Convertible Preferred Stock Series E	—	—	27,230
Issuance costs for Convertible Preferred Stock Series E	—	—	(159)
Proceeds from convertible note payable	—	—	15,509
Department of Energy Loan Guarantee issuance costs	—	(1,386)	(4,957)
Proceeds from credit facility	—	—	75,000
Proceeds from term debt and warrants	—	—	8,334
Repayment of convertible note payable	—	—	(2,672)
Payments on LAAS financing note payable	(111)	(159)	(186)

Net cash provided by (used in) financing activities	114,404	(1,561)	274,381

Net increase (decrease) in cash and cash equivalents	76,277	(83,733)	19,005
Cash and cash equivalents—Beginning of period	26,236	102,513	18,780

Cash and cash equivalents—End of period	$102,513	$18,780	$37,785

Supplemental Disclosures:
Interest paid	$170	$105	$1,424
Income taxes paid	$10	$17	$22
Supplemental noncash investing and financing activities:
Conversion of note payable to Convertible Preferred Stock Series D	$—	$—	$12,836
Intangible assets financed through other liabilities	$—	$—	$2,780
Capitalized project costs and purchases of equipment financed through accounts payable and accrued expenses	$—	$409	$6,546

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHTSOURCE ENERGY, INC.

CONSOLIDATED STATEMENT OF CHANGES IN CONVERTIBLE PREFERED STOCK AND STOCKHOLDERS’ EQUITY

(In thousands, except share and per share data)

	Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount*	Shares	Amount*	Shares	Amount*
Balance as of December 31, 2007	—	$—	15,252,569	$2	11,137,111	$1	$46,981	$(17,242)	$29,742

Issuance of restricted common stock					19,925	—	20		20
Issuance of Convertible Preferred Stock Series C—net of issuance costs of $437			15,023,646	1			114,494		114,495
Share-based compensation							968		968
Net loss								(44,618)	(44,618)

Balance as of December 31, 2008	—	$—	30,276,215	$3	11,157,036	$1	$162,463	$(61,860)	$100,607

Exercise of stock options					510,414	—	238		238
Repurchase of common stock					(135,000)	—	(1)		(1)
Issuance costs of Convertible Preferred Stock Series D							(253)		(253)
Other							497		497
Share-based compensation							1,408		1,408
Net loss								(43,780)	(43,780)

Balance as of December 31, 2009	—	$—	30,276,215	$3	11,532,450	$1	$164,352	$(105,640)	$58,716

Exercise of stock options					27,016	—	16		16
Issuance of common shares as part of Convertible Preferred Stock Series D financing					3,283,112	—	20,561		20,561
Issuance of Convertible Preferred Stock Series D—net of issuance costs of $4,171	—	—	23,858,034	2			135,703		135,705
Issuance of Convertible Preferred Stock Series E—net of issuance costs of $159	3,142,576	27,071	—	—
Conversion of Note Payable to Convertible Preferred Stock Series D—net of forgiveness of interest of $263			1,908,831	—			13,099		13,099
Share-based compensation							2,337		2,337
Net loss								(71,631)	(71,631)

Balance as of December 31, 2010	3,142,576	$27,071	56,043,080	$5	14,842,578	$1	$336,068	$(177,271)	$158,803

*	Includes par values of $0.0001 per share for each of Common Stock, and each respective Convertible Preferred Stock Series.

The accompanying notes are an integral part of these consolidated financial statements.

1. OVERVIEW OF THE COMPANY

BrightSource Energy, Inc. (the “Company”) designs, develops and sells proprietary systems for utility-scale electric power plants customers in the U.S. and worldwide. The Company’s technology is also used by industrial companies to create high-temperature steam for use in applications such as thermal enhanced oil recovery (“EOR”). The Company provides project development services in connection with its solar thermal projects including: site acquisition, permitting, transmission, interconnection to the electrical grid, and securing power purchase agreements. The Company’s wholly owned subsidiary, BrightSource Industries (Israel) Ltd. (previously known as Luz II Ltd.) with operations in Israel, provides research and development, and project engineering services for the Company’s solar thermal systems. The Company’s wholly owned subsidiary, BrightSource Operations (Israel) Ltd., also with operations in Israel, sells equipment to projects utilizing the Company’s solar thermal technology. The Company’s wholly owned subsidiary, BrightSource Construction Management, Inc., provides construction management, and technical and operational services. The Company also has formed project companies for the development of solar thermal projects. As of December 31, 2010, the Company was the sole member of all formed project companies, including three project companies known as the Ivanpah Group, which are the project companies involved in the construction of the Ivanpah Solar Electric Generating System (“Ivanpah Project”). As discussed in Note 18 Subsequent Events, in April 2011 the Company closed the financing of the Ivanpah Group with third-party equity investors and the Department of Energy (“DOE”). As a result of this transaction, the Ivanpah Group associated with the Ivanpah Project will be subject to deconsolidation from the Company’s consolidated financial statements.

The Company was initially incorporated on April 5, 2004, as Luz II, LLC, a Delaware limited liability company, and began its operations on May 1, 2006. On August 17, 2006, the LLC was converted to Luz II, Inc., a Delaware corporation. The Company changed its name to BrightSource Energy, Inc. in January 2007. As part of the conversion from an LLC entity, the Company converted membership units previously issued to investors, and to certain founders and other individuals associated with the LLC, to shares of Convertible Preferred Stock Series 1 and shares of its common stock.

The industry in which the Company operates is highly competitive and is characterized by the risks of changing technologies, market conditions, and regulatory requirements. Penetration into markets requires investment of considerable resources and continuous development efforts. The Company’s future success depends upon several factors, including the technological quality, price, and performance of its products and services relative to those of its competitors, ability to secure adequate project financing at appropriate terms, the price of electricity in the markets in which the Company operates, access to appropriate sites for its solar thermal systems, and the nature of regulation in those markets.

Risks and Uncertainties—The Company is subject to certain risks and uncertainties that could have a material and adverse effect on the Company’s future financial position and results of operations. These risks include, but are not limited to, a limited operating history, the Company’s proprietary technology has a limited history and may perform below expectations when implemented in our existing projects, new and rapidly evolving markets, a lengthy sales cycle, government and tax policies, reliance on additional equity or debt issuances at appropriate terms for funding of operations and the development of future solar thermal projects using the Company’s technology, dependence on the development of new technology and services, unfavorable economic and market conditions, competition from larger and more established companies, limited management resources, dependence on a limited number of contract manufacturers and suppliers, the ability to execute on the Company’s existing pipeline of power purchase agreements and the changing nature of the solar thermal energy industry.

The Company has incurred net losses of $44.6 million, $43.8 million, and $71.6 million for the years ended December 31, 2008, 2009 and 2010, respectively. The Company used $26.7 million, $51.5 million and $51.4 million of cash in operating activities for the years ended December 31, 2008, 2009 and 2010, respectively. At December 31, 2010, the Company had an accumulated deficit of $177.3 million and unrestricted cash and cash equivalents of $37.8 million. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements, or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of technology and services, would have a material adverse effect on the Company’s business and operating results. See Note 18 for subsequent events relating to the Ivanpah Project and the additional issuances of Convertible Preferred Stock Series E.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation—Prior to 2010 the Company was a development stage company as it was devoting substantially all of its efforts to establishing a new business. During that time planned principal operations had not yet commenced, and there was no significant revenue related to planned principal operations. The Company had incurred significant net losses and negative cash flows from operations. In 2010, the Company’s planned principal operations have begun and the Company exited from the development stage since it has obtained a series of corporate financings, obtained project financing commitments and construction activities have commenced on the Company’s first utility scale solar thermal project, the Ivanpah Project. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for annual financial statements and in accordance with Regulation S-X promulgated by the Securities and Exchange Commission (“SEC”).

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, which include wholly owned project companies, and any variable interest entities for which the Company is determined to be the primary beneficiary. For purposes of consolidation, all intercompany balances and transactions have been eliminated.

The Company, prior to October 2009, was a variable interest holder in Solar Partners II, LLC (“SPII”). SPII is one of three project companies included in the Ivanpah Group. Prior to 2009, the Company was not the primary beneficiary in this project company as the Company did not absorb the majority of the entity’s expected losses or residual returns. On October 30, 2009, the Company acquired the remaining 50% interest that it did not previously hold, which resulted in SPII being wholly owned by the Company. In accordance with consolidation accounting standards, the Company determined the transaction constituted a reconsideration event of the primary beneficiary of SPII. As a result, the Company concluded that it was now the primary beneficiary of SPII and therefore required to consolidate the entity. As of October 30, 2009 through December 31, 2010 SPII is wholly owned by the Company and is included in the Company’s consolidated financial statements. See Note 5 for further discussion.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from such estimates. Significant estimates, assumptions, and judgments made by the Company include the determination of the fair value of share-based awards issued, valuation of assets acquired, allocation of costs to the project companies, evaluation for certain impairments, valuation of deferred tax assets and uncertain tax positions, and the estimated total costs to complete long-term construction contracts.

Equity Investments—The Company accounts for investments under the equity method of accounting when the Company has the ability to exercise significant influence, but not control, over the investee. The Company records equity method adjustments in gains and/or losses on equity investments in the consolidated statement of operations. Equity method adjustments may include the Company’s proportionate share of investee income or loss, gains or losses resulting from investee capital transactions, and other adjustments required by the equity method.

As discussed above, prior to October 30, 2009, the Company accounted for SPII under the equity method of accounting, which is reflected in the consolidated financial statements for 2008 and 2009. Prior to 2009, the Company had suspended recording of additional losses for our 50% equity investment in SPII as the equity losses exceeded the investment at risk, and the Company had no commitments to provide further financial support of any kind. SPII’s unallocated total loss for 2008 was approximately $2.0 million and the cumulative loss prior to 2009 was approximately $6.8 million. In 2009, due to the economic environment SPII was not able to draw additional funds from its development loan (see Note 6), and as such, the Company committed to funding the activities of SPII.

Based on the Company’s increased investment in SPII as of October 2009, the Company recognized its proportionate share of equity method loss of $497,000, representing SPII’s net loss for the ten months then ended. On October 30, 2009, the Company acquired the remaining equity interest in SPII. See Note 5 for further discussion.

The condensed results of operations of SPII are summarized below (in thousands):

	Year Ended December 31,	Ten Months Ended October 30,
	2008	2009
Condensed statement of operations:
Operating expense	$1,839	$496
Other income (expense)	(146)	1
Tax provision	—	2

Net loss	$1,985	$497

Company's equity method loss in SPII	$—	$497

Fair Value of Financial Instruments—The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for asset and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk. Where observable prices or inputs are not available valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments complexity.

The carrying values of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities approximate their respective fair values due to their short-term maturities. The Company believes that the debt obligations bear interest at rates which approximate prevailing rates for instruments with similar characteristics, and accordingly, the carrying values for these instruments approximate fair value.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents consist primarily of cash on deposit with banks and money market funds with high quality financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company’s accounts receivables activity to date are derived primarily from its Coalinga Solar-to-Steam for EOR project. The Company monitors the credit worthiness of its customers’ financial condition and, generally, requires no collateral. To date, there have been no losses and the Company has not recorded any allowance for doubtful accounts.

Cash and Cash Equivalents—The Company invests its available cash balances in short-term investments with original maturities of three months or less at the date of purchase. These investments are considered highly liquid and are considered cash equivalents.

Restricted Cash—The Company holds cash and cash equivalent in restricted accounts for various security instruments associated with certain commercial agreements including, but not limited to, equipment purchases, service contracts, operating leases, power purchase agreements (“PPA”), and project development security. As such, the Company has pledged cash in support of letters of credit, escrow agreements, and control agreements with respect to future payments and deposit obligations. The classification of the amounts reported in the Company’s consolidated balance sheets is based on the timing of when the cash is expected to be contractually released.

Deposits—The Company’s deposits consist primarily of payments for long-lead time equipment, which the Company has the right to terminate for convenience, interconnection and related deposits, and project development security associated with the Company’s PPA’s. The Company classifies its deposits as short-term and long-term assets based on the expected delivery of equipment or expected timing of the return of deposited amounts.

Property, Plant and Equipment—Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by use of the straight-line method over the estimated useful lives of the assets as follows:

Computer and Equipment	3-5 years
Software	3-7 years
Office and equipment	3-7 years
Manufacturing and production equipment	3-7 years
Leasehold improvements	Shorter of the useful life or lease term

Maintenance and repairs are charged to expense as incurred.

Capitalized Project Costs—The Company capitalizes costs incurred in connection with the development of solar thermal projects upon meeting specific project viability criteria. Evidence of project viability includes securing the site either by option, lease or acquisition, the evaluation of studies supporting the suitability of a site for the solar thermal project, and an off-take agreement or a viable economic analysis supporting the project production and management commitment to fund the project. Upon satisfaction of these criteria, costs directly related to project development, including associated overhead, are capitalized. All project costs are expensed prior to the satisfaction of the capitalization criteria being met. Capitalized project costs do not include administrative costs, marketing costs, or other costs not directly associated with the development of the solar thermal project. The Company’s capitalized project costs as of December 31, 2009 and 2010 were $29.5 million and $118.4 million, respectively, and relate to the Company’s Ivanpah Project.

Interest Capitalization—The Company capitalizes interest cost as part of the historical cost of acquiring or constructing certain assets during the period of time required to get the asset ready for its intended use. The Company capitalizes interest to the extent that the expenditure to acquire or construct the asset has met capitalization criteria and the interest cost has been incurred. The Company currently only capitalizes interest related to the Development Loan acquired as part of the Company’s acquisition of SPII. See Notes 4 and 6. As of December 31, 2009 and 2010 the Company capitalized $321,000 and $524,000, respectively, of interest as part of capitalized project costs on the Company’s consolidated balance sheet.

Long-Lived Assets and Intangible Assets—The Company reviews property, plant, and equipment, capitalized project costs and definite-lived intangibles assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If these assets are considered to be impaired, an amount equal to the carrying value of these assets in excess of its fair market value is recorded to operating expenses in the consolidated statement of operations. The Company recorded an impairment of long-lived assets in the amount of $0, $0 and $373,000 for the periods ended December 31, 2008, 2009 and 2010, respectively.

Purchased intangibles with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets.

Asset Retirement Obligations—The Company records asset retirement (“ARO”) obligations in respect of contractual or legal obligations to restore assets to their original condition. In the event of a contractual obligation relating to an operating lease, the Company accrues the undiscounted estimated cost of the obligation on a straight-line basis over the lease term as part of lease expense, with a corresponding liability. If there are changes in the expected timing or amount of the obligation, those changes are recognized prospectively on a straight-line basis over the remaining lease term.

Convertible Preferred Stock Warrant Liability—The Company accounts for its freestanding warrants for shares of the Company’s convertible preferred stock that is contingently redeemable as liabilities at fair value on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and the changes in fair value, if any, are recognized as other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of (i) exercise of the warrants, (ii) conversion into warrants to purchase common stock, or (iii) expiration of the warrants. Upon conversion, the convertible preferred stock warrant will be reclassified to additional paid-in capital.

Convertible Preferred Stock—The Company accounts for its convertible preferred stock based on assessments of all terms and features of each of its convertible preferred stock. As part of this analysis, the Company assesses the economic characteristics and risks of its convertible preferred stock, including conversion, liquidation, and redemption features, as well as dividend and voting rights. The Company evaluates whether each series of its convertible preferred stock is more akin to an equity or debt host and whether it has features that may require bifurcation as a derivative liability. The Company also evaluates whether its convertible preferred stock is redeemable or has characteristics that are similar to redemption and may meet any of the following characteristics: (i) redeemable at a fixed or determinable price on a fixed or determinable date, (ii) redeemable at the option of the holder, or (iii) redeemable upon the occurrence of an event that is not solely within the control of the Company. Convertible securities that have or are or act as redemption features and meet any of the three characteristics described above are classified as temporary equity on the Company’s consolidated balance sheets.

Due to specific contingent conversion terms in the Company’s Convertible Preferred Stock Series E, the shares are presented as temporary equity in the Company’s consolidated balance sheets, see Note 8 for additional details.

Deferred Offering Costs—Deferred offering costs are defined as costs directly attributable to the Company’s offering of its equity securities. If the offering is not successful, the deferred offering costs will be recorded as an expense to the consolidated statement of operations in the period that the determination is made. The Company had no capitalized equity offering costs as of December 31, 2009 and 2010.

Segment Reporting—Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company currently has one business activity. The Chief Executive Officer reviews financing information presented on a consolidated basis. Accordingly, the Company has one operating segment through December 31, 2010.

See Note 15 for Segment Reporting footnote.

Revenue and Cost Recognition:

Solar Thermal Systems—For solar thermal projects where the Company provides engineering, procurement and construction (EPC) services under contract, which are typically cost-type or fixed fee contracts, the Company recognizes revenue using the percentage-of-completion method of accounting. The percentage of completion method requires estimates of future costs over the full term of the project. Such cost estimates are made by the Company based on prior operations and specific project characteristics and designs. Changes in job performance, job conditions, and estimated profitability, including those arising from the application of penalty provisions in relevant contracts and final contract settlements, may result in revisions to the costs and revenues and are recognized in the period in which the revisions are determined. Due to inherent uncertainties in estimating future costs, job cost estimates are regularly reviewed and updated by management. Revenues from the cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned, measured by the cost-to-cost method. This method is considered the best available measure of progress on these contracts.

Contract costs includes all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and depreciation costs. Marketing, general and administrative costs are changed to expense as incurred. Change orders either initiated by the Company or by the customer are evaluated according to their characteristics and the circumstances in which they occur. Change orders that result in a product or service that is significantly different from the original contract or change orders that significantly alter the contract price either without disregard of the original contract or alter the contract price but do not alter the product or services to be provided are considered to be separate contracts.

Provisions for estimated losses relating to contracts are made in the period in which losses are determined or are estimatable.

Billings in excess of costs and estimated earning on uncompleted contracts on the consolidated balance sheet represents billings in excess of revenue recognized. Typically, billings are made based on the completion of certain milestones as provided for in the contracts and generally the timing of revenue recognition is different from the contractual billing schedules.

Development, engineering and operating services—Development, engineering and other operating services revenues are recognized once the services are provided or product delivery has been made, as applicable.

Revenues consisted of the following for the periods presented (in thousands):

	Years Ended December 31,
	2008	2009	2010
Solar thermal systems	$1,262	$8,204	$13,494
Development and engineering services—related party	5,663	3,320	—
Development and engineering services	157	49	—

	$7,082	$11,573	$13,494

In December 2008, the Company entered into a fixed price contract with an affiliate of Chevron Corporation to build the Coalinga Solar-to-Steam for EOR project. The Coalinga Solar-to-Steam for EOR project was entered into at a loss and as such the Company initially recognized a provision for loss on contract in the amount of $10.5 million as a component of costs of sales. In 2009 and 2010 the Company recognized an additional provision for loss on contract in the amount of $7.6 million, and $18.0 million, respectively, which represents the increased estimated cost to complete the contract that exceeds the contract value. The cumulative provision for loss on contract as of December 31, 2010 was $36.1 million.

As the Coalinga Solar-to-Steam for EOR project was a loss contract, the Company recognized revenue and a corresponding cost of sales on the Coalinga Solar-to-Steam for EOR project for the years ended December 31, 2008, 2009 and 2010 of $1.3 million, $8.2 million and $13.5 million, respectively.

Prior to the consolidation on October 30, 2009 of SPII, as discussed above under principles of consolidation, the Company recorded $5.7 million and $3.3 million in development and engineering services—related party for year ended December 31, 2008 and the 10-month period ended October 30, 2009, respectively, for solar development activities that the Company conducted on behalf of SPII. The development and engineering services—related party represented compensation for such services on an arm’s length basis.

Research and Development Costs—The Company expenses research and development costs as incurred. Research and development expenses include personnel and personnel related costs, costs associated with product design, development and pilot construction and testing, research costs and other consulting and professional services, and allocated facility and related expenses.

Share-Based Compensation—The Company accounts for share-based payment transactions using a fair-value based measurement method. Share-based compensation cost for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes-Merton option model. Determining the fair value of share-based compensation awards requires the input of various assumptions, including the fair value of the underlying share, expected future share price volatility, expected term, risk-free interest rate and dividend rate. The Company recognizes compensation expense for the portion of the awards that is ultimately expected to vest on a straight-line basis over the requisite service period for those awards with graded vesting and service conditions and reduced by the amount of estimated forfeitures. Forfeitures are estimated at the time of the grant and revised if necessary in subsequent periods if actual forfeitures differ significantly from estimates.

For awards with performance conditions, the Company assess the probability of the performance condition being achieved and, accordingly, if probable, recognizes the expense during the requisite service period. The Company has not issued a material amount of performance based awards.

The Company recognizes nonemployee share-based compensation expense based on the estimated fair value of the equity instrument determined by the Black-Scholes-Merton option model, using the straight-line vesting attribution model. The fair value of the nonemployee awards is remeasured at each reporting period until services required under the arrangement have been completed, which is the vesting date.

Foreign Currency Accounting—The Company incurs operating expenses in various foreign currencies. However, because the primary currency of the economic environment in which it operates is the U.S. dollar, the Company and its subsidiaries’ functional currency is the U.S. dollar. Monetary assets and liabilities are translated using the current exchange rate at the balance sheet date. Revenues and expenses are translated using the average exchange rates in effect during the period. Foreign currency translation gains and losses are included in the consolidated statements of operations.

Income Taxes—Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Effective January 1, 2007, the Company adopted the accounting guidance for uncertainties in income taxes. Under this guidance, on an annual basis, the Company identifies and re-evaluates material tax positions in all taxing jurisdictions for all open years. Once identified, each tax position is evaluated in a two-step process. The first step is to determine whether it is more likely than not that the tax position taken will be sustained upon examination by the taxing authority based on the technical merits of the tax position. The second step in the process is to apply measurement principles to tax positions which were not highly certain but which were determined to be more likely than not of being sustained. The Company’s policy is to recognize any interest and penalties that it might incur related to its tax positions as a component of income tax expense.

See Note 12, Income Taxes for further discussion.

Derivative Financial Instruments—The Company accounts for derivative instruments as either assets or liabilities and carries them at their fair values. Derivatives that are not defined as hedges are adjusted to fair values through earnings.

The Company uses foreign currency forward instruments to manage the exposures associated with the purchases of foreign sourced equipment and forecasted expenses due to foreign exchange risk. The Company has not adopted hedge accounting for its derivative instruments, and as such, the changes in fair values of the derivative instruments are recognized in the consolidated statement of operations in other income and expense. The total amount of losses recorded from these foreign currency forwards for 2008, 2009 and 2010 was $629,000, $376,000 and $0, respectively. As of December 31, 2009 and 2010 there were no foreign currency forward instruments outstanding.

Net Loss Per Share—The Company applies the two-class method for calculating and presenting net income or loss per share. Under the two-class method, net income or loss is allocated between shares of common stock and other participating securities based on their participating rights. Participating rights are defined as securities that participate in dividends with common stock according to a pre-determined formula or a contractual obligation to share in the losses of the entity. Basic net income or loss per share of common stock is computed by dividing the Company’s net income or loss by the weighted-average number of shares of common stock outstanding for the period. The weighted-average number of shares of common stock used to calculate the Company’s basic net loss per share of common stock excludes those shares subject to repurchase related to stock options that were exercised prior to vesting as these shares are not deemed to be issued for accounting purposes until they vest. The diluted net loss per share of common stock is computed by giving effect to all potentially dilutive securities, including stock options, restricted stock, warrants and convertible preferred stock. The Company’s basic and diluted net loss per share was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding were anti-dilutive.

In 2010, the Company adopted the new accounting guidance for determining whether instruments granted in share-based payment transactions are participating securities. The guidance clarified that share-based awards that have not yet vested meet the definition of a participating security provided the right to receive the dividend is non-forfeitable and non-contingent or there is a contractual obligation to share in the losses of the entity. These participating securities should be included in the computation of basic net loss per share under the two-class method.

The Company’s calculation of Net Loss Per Share is found in Note 16.

Recently Issued Accounting Pronouncements Not Yet Adopted—In October 2009, the Financial Accounting Standards Board (“FASB”) issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are required to be adopted in the first quarter of 2011. The Company is currently evaluating the impact of these new standards on the Company’s consolidated financial statements.

In October 2009, the FASB issued new standards for the accounting for certain revenue arrangements that include software elements. These new standards amend the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. These new standards are required to be adopted in the first quarter of 2011. The Company is still in the process of evaluating the impact of these new standards on the consolidated financial statements and as applicable will apply these standards prospectively.

In January 2010, the FASB issued amended standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value, as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011. The Company is currently evaluating the impact of these new standards on the Company’s consolidated financial statements.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level I—Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level II—Inputs reflect quoted prices for identical assets or liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level III—Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

As of December 31, 2009 and December 31, 2010, the fair value hierarchy of the Company’s financial assets and liabilities that are carried at fair value was as follows (in thousands):

	December 31, 2009				December 31, 2010
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
Asset—money market funds	$2,200	$—	$—	$2,200	$1,982	$—	$—	$1,982

Long-Term Liabilities—Convertible preferred stock warrant	$—	$—	$—	$—	$—	$—	$840	$840

The changes in the fair value of the convertible preferred stock warrant liability were as follows (in thousands):

	Years Ended December 31,
	2008	2009	2010
Fair value beginning of period	$—	$—	$—
Issuance	—	—	840
Change in fair value	—	—	—

Fair value end of period	$—	$—	$840

The valuation of the convertible preferred stock warrant is discussed in Note 8.

4. BALANCE SHEET COMPONENTS

Property, plant, and equipment, net—As of December 31, 2009 and 2010, the Company’s property, plant and equipment consisted of the following components (in thousands):

	December 31,
	2009	2010
Computer and Equipment	$863	$1,545
Software	3,437	3,620
Office and equipment	694	918
Manufacturing and production equipment	914	1,440
Leasehold improvements	315	361
Site salvage value—Note 13	—	140
Construction in progress	1,456	9,076

Total Property, plant, and equipment	7,679	17,100
Accumulated depreciation	(1,208)	(2,621)

Property, plant, and equipment, net	$6,471	$14,479

Depreciation expense for the years ended December 31, 2008, 2009, and 2010, was $303,000, $762,000, and $1,493,000 respectively.

Intangible Assets—As of December 31, 2009 and 2010, the Company’s intangible assets consisted of the following components (in thousands):

	December 31,
	2009	2010
Intangible assets, gross
LAAS Intangible	$683	$683
Project Power Book	—	2,780

	683	3,463
Accumulated amortization	(108)	(142)

Intangible assets, net	$575	$3,321

The Company entered into an Assignment Agreement dated October 24, 2006, with Los Angeles Advisory Services Incorporated (“LAAS”) (the “LAAS Assignment Agreement”), pursuant to which LAAS agreed to transfer and assign to the Company all of its rights to proprietary technologies related to the Company’s business, subject to a limited grant back license as described in such agreement. The Company’s gross carrying amount of the license agreement is based on the sum of the payment obligations discounted to present value at the time of acquisition using the then-current weighted-average cost of capital. LAAS is one of the Company’s major stockholders and is, in turn, owned by Arnold J. Goldman, the Company’s Chairman Emeritus and founder and members of his immediate family. These technologies have application to solar thermal energy generation and storage and biomass production.

The LAAS Assignment Agreement provides for initial payment of $125,000 and 48 monthly payments of $22,000 discounted to present value at the time of acquisition using the then current weighted average cost of capital. The payable balance as of December 31, 2009 and 2010, are $186,000 and $0, respectively.

Amortization of intangible assets with finite lives, which consist of the license agreement as described above, is recognized over the estimated useful life using the straight-line method of amortization as it reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise realized. The asset life used for the license agreement is 20 years.

Amortization expense for the years ended December 31, 2008, 2009 and 2010 was $34,000, $34,000 and $34,000, respectively.

In 2010, the Company entered into an agreement with Bechtel Power Corporation (“Bechtel”), the EPC contractor for the Ivanpah Project, to develop a guide book (“Project Power Book”) for the configuration of our future solar thermal fields. The total cost of the Project Power Book was estimated to be $3.0 million based on hours to be incurred. At the Company’s option the costs of the Project Power Book will be forgiven by Bechtel provided that the Company or any of its affiliates enters into an EPC Contract for any solar thermal facility within a three-year period from the effective date of the agreement. If the three-year period lapses or the Company terminates the contract the Company would be obligated to pay Bechtel for services incurred at that time. As of December 31, 2010 Bechtel had completed 93% of the budgeted hours and the Company recorded an intangible asset in the amount of $2.78 million with a corresponding amount as other long-term liabilities. Upon delivery of the Project Power Book the Company will assess its estimated useful life as well as the method of amortization.

Estimated future amortization expense for the intangible assets as of December 31, 2010 is as follows (in thousands):

Year ending December 31:
2011	$34
2012	34
2013	34
2014	34
Thereafter	405

Total	$541

*	Estimated amortization expense does not include the $2,780 Project Power Book.

Accrued Liabilities—As of December 31, 2009 and 2010, the Company’s accrued liabilities consisted of the following components (in thousands):

	December 31,
	2009	2010
Accrued compensation and related costs	$3,002	$4,894
Accrued construction and engineering expenses	1,719	11,073
Consulting and professional service fees	2,753	4,610
Accrued sales and use tax	293	706
Others	612	1,493

	$8,379	$22,776

5. ASSET ACQUISITION

On October 30, 2009, the Company completed the acquisition of the remaining 50% interest in SPII, from Morgan Stanley BrightSource LLC (“MSBS”) for $1,000. As a result of the acquisition the Company holds all voting rights and is the sole owner of SPII and as discussed in Note 2, consolidated SPII beginning October 30, 2009. Based on the accounting for business combinations, the Company determined that the transaction to be a purchase of assets. The Company engaged a third-party valuation firm to assist in the determination of the fair value of the acquired assets. The fair value of the net assets and liabilities of SPII at the October 30, 2009 acquisition date was determined to be $2,000. As a result, the purchase did not result in any gain or loss.

The estimated fair values of the acquired assets and liabilities at the acquisition date are summarized in the following table (in thousands):

October 30, 2009
Cash and cash equivalents	$35
Vendor deposits	750
Vendor prepayments	117
Capitalized project costs	15,489
Restricted cash	1,106
Liabilities	(17,496)

6. DEBT—Debt is comprised of the following (in thousands):

	December 31,
	2009	2010
Credit facility	$—	$75,000
Term loan, net of discount of $840	—	7,494
Development loan—related party	3,059	3,059

Total debt	3,059	85,553
Less: current portion	—	(78,373)

Long-term debt	$3,059	$7,180

Credit Facility—On October 4, 2010, the Company entered into a Credit and Guaranty Agreement (“Credit Agreement”) with certain of its wholly owned domestic subsidiaries, as guarantors and other subsidiaries of the Company which may in the future be designated as Borrower and Goldman Sachs Bank USA, Citicorp North America, Inc. and Deutsche Bank AG, New York Branch financial institutions acting as a group. The Credit Agreement provides the Company with a senior secured credit facility in an aggregate available amount of $75.0 million.

Borrowings under the Credit Agreement bear interest at either a base rate or the Eurodollar rate as determined by an administrative agent. The Credit Agreement’s maturity date means the earlier of (i) July 1, 2011, (ii) occurrence of any of the events described in Credit Agreement with respect to the Company’s Ivanpah Project, or (iii) the date on which all loans shall become due and payable in full under the Credit Agreement, whether by acceleration or otherwise.

The Credit Agreement contains various covenants with which the Company must comply, including a financial covenant that the Company together with its co-guarantors, maintain consolidated cash and cash equivalents balance of at least $15.0 million at all times until obligations are paid in full. In addition, the Credit Agreement calls for mandatory prepayments upon asset sales, sale of equity securities of the project companies, issuance of any prohibited indebtedness, and in the event the Company has consolidated excess cash flow. The Credit Agreement also contains various customary non-financial covenants with which the Company must comply, including, but not limited to, submitting various financial reports and business forecasts, complying with applicable laws and regulations, notice of litigation, notice regarding material agreements and notice of events of default. As of December 31, 2010 the Company is in compliance with these covenants.

As of December 31, 2010, the Company had $75.0 million of principal outstanding under the Credit Agreement. As of December 31, 2010, based on applicable indices, the weighted-average borrowing rate under the Credit Agreement was 7.4%. In April 2011, in connection with the closing of the Ivanpah Group the Company repaid the Credit Agreement in-full and the Credit Agreement was terminated. See Note 18 for subsequent events.

Term Loan—On December 28, 2010, the Company entered into a Loan and Guaranty Agreement (“Loan Agreement”) with Hercules Technology Growth Capital, Inc. and Hercules Technology II, L.P. (“Lenders”) pursuant to which the Lenders committed to provide the Company with a subordinated term loan for the amount of $11.2 million (“Term A”) and $13.8 million (“Term B”) for an aggregate of $25.0 million. The Term A is to be repaid by December 28, 2011 and the Term B is to be repaid in two installments the first occurring on the thirteenth month following the close of the agreement with the remainder to be paid on June 28, 2012.

As additional consideration for providing the Loan Agreement, the Company provided the Lenders with a Warrant entitling them to a number of fully-paid and non-assessable shares of the

Company’s convertible preferred stock. See Note 8 for convertible preferred stock warrants. The issuance of the warrants resulted in discount to the Term Loan of $840,000, representing the estimated fair value of the warrants.

The Loan Agreement contains various covenants that the Company must comply with, including a financial covenant that the Company, prior to the discharge of the Credit Agreement, maintain collectively a consolidated cash and cash equivalents balance of at least $15.0 million at all times until the obligations are paid in full. At all times after the discharge of the Credit Agreement, the Company shall maintain collectively at all times in cash and cash equivalents in an aggregate principal amount of at least 60% of the outstanding advances in deposit accounts with respect to which the Lenders have an account control agreement until all of the Lenders’ obligations are paid in full. The Loan Agreement also contains various customary non-financial covenants with which the Company must comply, including, but not limited to, submitting various financial reports and business forecasts, complying with applicable laws and regulations, notice of litigation, notice regarding material agreements, notice of discharge of the Company’s credit facility, limitations on secured indebtedness, limitations on dividends, and notice in the event of default. As of December 31, 2010 the Company is in compliance with these covenants.

As of December 31, 2010, the aggregate principal amount of $8.3 million was outstanding under the Loan Agreement. As of December 31, 2010, based on applicable indices, the weighted-average borrowing rate under the Loan Agreement was 11.0% for Term A and 12.8% for Term B. In March 2011, the Company amended the Loan Agreement. See Note 18 for subsequent events.

Development loan—related party—As part of the Company acquisition of SPII on October 30, 2009, the Company assumed a development loan between SPII and MSBS. The development loan agreement was amended on October 30, 2009 so that MSBS had no further obligation to fund SPII and the existing loan, and the principal amount of $3,059,000 shall remain outstanding until the earliest of the following: (i) substantial completion under the EPC Contract with Bechtel Power Corporation for the Ivanpah Project, (ii) the Ivanpah Project is placed in service for purposes of the Internal Revenue Code of 1986, as amended, or (iii) SPII submits the additional data to the U.S. Treasury that the U.S. Treasury requires to pay a cash grant under section 1603 of the American Reinvestment and Recovery Act; but in any event the development loan shall be due no later than February 15, 2013.

As of December 31, 2010, the principal amount outstanding was $3,059,000 with $781,000 in long-term accrued interest. In April 2011 the Company closed the financing of the Ivanpah Group with third parties and, as a result of this transaction, the development loan ceased to be the primary obligation of the Company. See Note 18 for subsequent events.

Future minimum principal payments under the debt agreements as of December 31, 2010 are as follows (in thousands):

	Credit Facility	Term Loan*	Development loan - related party	Total
Years Ending December 31,
2011	$75,000	$3,750	$—	$78,750
2012	—	4,583	—	4,583
2013	—	—	3,059	3,059
2014	—	—	—	—
2015	—	—	—	—
Thereafter	—	—	—	—

Total debt	75,000	8,333	3,059	86,392
Less current portion	(75,000)	(3,750)	—	(78,750)

Long-term debt	$—	$4,583	$3,059	$7,642

*	This includes $840 in Term Loan discount attributed to the Convertible Preferred Stock Warrant (Note 8)

7. CONVERTIBLE NOTE PAYABLE

In May 2010 the Company received proceeds of $15.5 million through the issuance of a convertible note payable to Alstom Power, Inc. (“Alstom”). The note converts automatically into shares of Convertible Preferred Stock Series D upon execution of certain agreements at the same price and on the same terms and conditions as Alstom’s investment in Series D, which also occurred in May 2010. In August 2010, the Company entered into a strategic partnership with Alstom triggering an automatic conversion of the note. As a result of contractual provisions and a pre-defined ownership percentage, the Company repaid Alstom approximately $2.7 million in principal and accrued interest, and the remainder of the note was converted into 1,908,831 shares of Convertible Preferred Stock Series D. The forgiveness of unpaid accrued interest of $263,000 was credited to additional paid in capital.

As of December 31, 2009 and 2010 the Company had no convertible notes payable outstanding.

8. CONVERTIBLE PREFERRED STOCK WARRANTS

Total warrants issued and outstanding were as follows (in thousands, except share and per share amounts):

		Shares Outstanding as of December 31,		Fair Value as of December 31,
Underlying Stock	Exercise Price	2009	2010	2009	2010
Convertible Preferred Stock Series A	$2.0700	60,387	60,387	$73	$73
Convertible Preferred Stock Series D	6.7246	—	130,199	—	840

		60,387	190,586	$73	$913

In August 2006, the Company raised $500,000 by issuing convertible notes and a certain number of preferred stock purchase warrants to investors. On October 24, 2006, all of the notes, along with accrued interest, were converted into Convertible Preferred Stock Series A. The preferred stock warrant agreement entitles the warrant holders to purchase from the Company 60,387 shares of Convertible Preferred Stock Series A at $2.07 per share, at any time on or after the date of the next financing of more than $10,000,000, and on or prior to the expiration date, which is the earlier of

(i) August 28, 2011, (ii) sale of the Company, or (iii) the Company’s initial public offering (“IPO”), all as further defined under the warrant agreements terms. The issuance of the warrant resulted in an increase to additional paid-in capital of $72,543, representing the estimated fair market value of the preferred warrants. A corresponding amount, representing a discount on the convertible debt, has been amortized over the life of the debt. As of December 31, 2010 the Series A convertible preferred warrants are still outstanding and included as part of stockholders’ equity.

In December 2010, in connection with the Term Loan (Note 6), the Company issued fully paid and non-assessable warrants. The number of warrants issued is equal to the quotient derived by dividing (i) $875,000 prior to June 30, 2011 or (ii) $1,750,000 on or after June 30, 2011 if the Company has not paid the outstanding obligations in full by June 30, 2011, by the exercise price. The exercise price, at the warrant holder’s option, is at a price equal to either (i) $6.7246 per share if the warrant is exercised for shares of Convertible Preferred Stock Series D or (ii) the price per share paid in the next institutional equity financing of the Company prior to an IPO. These warrants are exercisable for a period ending upon the earlier to occur of (i) five years from the Effective Date; (ii) three years after the Initial Public Offering; or (iii) a Merger Event in which the holders of the Preferred Stock receive cash or freely publicly tradable securities in such transaction. These warrants do not allow for net settlement either by the Company or at the option of the warrant holder. The Company calculated the fair value of the warrants on the date of issue under the assumption that the warrants would be exercisable for Convertible Preferred Stock Series D (most dilutive) or 130,199 shares using the Black-Scholes-Merton option pricing model with the following assumptions: volatility 91%, expected term of five years, risk-free interest rate of 2.18% and dividend yield of 0%. The Company recorded the issuance date fair value of the warrants under the with-and-without method resulting in an amount of $840,000 recorded in long-term liabilities as a discount to the Term Loan proceeds.

9. CONVERTIBLE PREFERRED STOCK

The following table summarizes information related to the Company’s Convertible Preferred Stock at December 31, 2010:

Convertible Preferred Stock	Par Value	Share Price at issuance	Authorized	Issued and Outstanding	Liquidation Preference	Proceeds, net
	(In thousands except share and per share amounts)
Series A	$0.0001	$2.0700	8,031,402	7,971,015	$16,500	$15,851
Series B	0.0001	4.1200	7,281,554	7,281,554	30,000	29,925
Series C	0.0001	7.6546	15,023,646	15,023,646	115,000	114,495
Series D	0.0001	6.7246	26,027,103	25,766,865	173,272	148,551	*
Series E	0.0001	8.6646	17,658,056	3,142,576	27,229	27,071

Total			74,021,761	59,185,656	$362,001	$335,893

*	Net of $20.561 million in proceeds allocated to the issuance of common stock

Convertible Preferred Stock Issuances—The convertible preferred stock is recorded at fair value on the dates of issuances, net of issuance costs.

In 2006, the Company issued 250,000 shares of Convertible Preferred Stock Series 1 as part of the conversion of Luz II, LLC membership to Luz II, Inc. common stock.

In 2006, the Company issued approximately 4.9 million shares of Convertible Preferred Stock Series A at a price of $2.07 per share, raising net proceeds of approximately $10.0 million.

In 2007, the 250,000 outstanding shares of Convertible Preferred Stock Series 1 were automatically converted into 250,000 shares of our common stock as a result of the close of our Series B financing.

In 2007, the Company issued approximately 3.0 million shares of Convertible Preferred Stock Series A at a price of $2.07 per share, raising net proceeds of approximately $6.3 million.

In 2007, the Company issued approximately 7.3 million shares of Convertible Preferred Stock Series B at a price of $4.12 per share, raising net proceeds of approximately $29.9 million.

In 2008, the Company issued approximately 15 million shares of Convertible Preferred Stock Series C at a price of $7.65 per share, raising net proceeds of approximately $114.5 million.

In 2010, the Company issued approximately 25.8 million shares of Convertible Preferred Stock Series D at a price of $6.7246 per share, raising net proceeds of approximately $148.5 million. The total issuance costs for Series D was $4.4 million, including placement fees of approximately, $3.6 million.

In addition, existing holders of the Company’s Convertible Preferred Stocks, in consideration for purchasing shares of the Convertible Preferred Stock Series D greater than the preferred stockholders pro-rata shares of stock at the first closing of Series D, were issued approximately 3,283,112 shares of common stock. Two shares of common stock were issued for each share of Convertible Preferred Stock Series D purchased in excess of the number required to maintain the preferred stockholders’ pro-rata holdings. The total number of common shares issued was determined by dividing the number of preferred shares outstanding immediately after the first Series D closing. In determining the proceeds attributable to the common shares issued in conjunction with the pro-rata Convertible Preferred Stock Series D the Company allocated the proceeds received using the relative fair value method, taking into account the fair value of our common stock at the date of issuance as well as the fair value of the Convertible Preferred Stock Series D. This resulted in an allocation of $20.6 million of proceeds being attributed to the issued common shares from the Series D proceeds.

In December 2010, the Company issued approximately 3,142,576 million shares of Convertible Preferred Stock Series E at a price of $8.6646 per share, raising net proceeds of approximately $27.1 million.

In December 2010, the Company entered into an agreement (“Placement Agreement”) with a placement agent (“Placement Agent”) to assist the Company in obtaining financing through a private placement of our Convertible Preferred Stock Series E. Under the terms of this agreement, as compensation for its placement services, the Placement Agent is to receive as compensation a fee based on a percentage of gross proceeds invested by the Placement Agents investors, (ii) a warrant to purchase a number of shares of the Company’s Convertible Preferred Stock Series E equal to percentage of the number of shares of such preferred stock invested by Agent investors and (iii) a one-time expense fee of $150,000 once a minimum aggregate investment is met. As of December 31, 2010 the Company did not receive any Series E proceeds as a result of the Placement Agreement.

The rights and features of the Company’s Convertible Preferred Stock are as follows:

Ranking—The convertible preferred stock ranks senior to all common stock. The Convertible Preferred Stock Series E is the most senior of preferred stock followed in order of preference by the Series D, Series C, Series B, and Series A Convertible Preferred Stock.

Voting Rights—The holders of convertible preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends—The holders of outstanding shares of Convertible Preferred Stock Series A, Series B, Series C, Series D and Series E are entitled to receive, when and if declared by the board of directors, a non-cumulative dividend at the following annual rate per share, in order of preference:

Series	Annual Dividend Rate per Share	Payable in preference to dividends of:
E	$0.6932	Series D, Series C, Series B, Series A preferred stock and common stock
D	0.5380	Series C, Series B, Series A preferred stock and common stock
C	0.6124	Series B, Series A preferred stock and common stock
B	0.3296	Series A preferred stock and common stock
A	0.1700	Common stock

No dividends have been declared to date. Included in the provision of the Company’s Term Loan Agreement are limitations on the Company’s ability to pay dividends. See Note 6 for further details.

Conversion Rights—Each share of convertible preferred stock, at the option of the holder, is convertible at any time into common stock as is determined by dividing the applicable original issue price by the conversion price subject to adjustment for stock splits, stock dividends, recapitalization, or similar events and also for anti-dilution.

The original issuance price and the applicable conversion price of all series of Convertible Preferred Stock is summarized as follows:

	Original Issuance Price	Conversion Price
Series A	$2.0700	$2.0700
Series B	4.1200	4.1200
Series C	7.6546	7.6546
Series D	6.7246	6.7246
Series E	8.6646	8.6646	*

*	See discussion below regarding dilutive events

The Company performs assessments of all terms and features of its convertible preferred stock in order to identify any potential embedded features that would require bifurcation or any beneficial conversion features. As part of this analysis, the Company assessed the economic characteristics and risks of its convertible preferred stock, including conversion, liquidation and redemption features (if any), as well as dividend and voting rights. Based on the Company’s determination that each series of its convertible preferred stock is an “equity host,” the Company determined that the features of the convertible preferred stock are most closely associated with an equity host, and, although the convertible preferred stock includes conversion features, such conversion features do not require bifurcation as a derivative liability.

The Company also determined that the Convertible Preferred Stock Series E, while issued at a fixed amount, has a contingent conversion option upon a qualified IPO event which could result in a potential beneficial conversion feature. The Company evaluated the possibility of a beneficial conversion at the issuance date of the Series E Convertible Preferred Stock by comparing the fair value of the Company’s common stock on issuance date as compared to the contingent adjusted conversion price of Series E Convertible Preferred Stock. Based on the Company’s analysis, the Company measured the potential beneficial conversion feature, however, since the contingent event has not yet occurred the Company did not recognize the potential beneficial conversion feature. The Company will recognize the beneficial conversion feature, if any, upon the settlement of the contingent event and such amount would be recorded over the remaining life of the convertible instrument using the effective yield method. The Company will continue to evaluate the contingent beneficial conversion feature until such time that the contingent event has occurred.

The Convertible Preferred Stock Series E is classified outside of stockholders’ equity as the Convertible Preferred Stock Series E shares contain contingent conversion features that upon a qualified IPO event could result in the Company issuing a variable number of shares to the Series E holders. The pricing of the Company’s common stock upon a qualified IPO event is considered not solely within the control of the Company.

Conversions are automatic upon the closing of a qualified IPO with aggregate proceeds of at least $50,000,000 (net of underwriting discounts and commissions) or upon the agreement of a majority of the holders of then outstanding shares of preferred stock, voting as a single class.

Liquidation—In the event of liquidation, dissolution, or winding down of the Company, the holders of all series of convertible preferred stock are entitled to any declared but unpaid dividends, over holders of common stock.

Liquidation Preference
Series A	$2.0700
Series B	4.1200
Series C	7.6546
Series D	6.7246
Series E	8.6646

With respect to the payment of the liquidation preference amounts described above, a liquidation, dissolution or winding up of the Company shall be deemed to occur if the Company sells, conveys, exclusively licenses, or otherwise disposes of all or substantially all of its property, assets, intellectual property or business to, or merge with or into or consolidate with, any other corporation, limited liability company or other entity (other than a wholly owned subsidiary of the Company), or there is any transaction or series of related transactions in which excess of 50% of the Company’s voting power is transferred, unless the holders of at least 50% of the outstanding shares of preferred stock, voting together as a class, elect not to treat the transaction as a liquidation event or if the event is as non-liquidation event as defined within the Articles of Incorporation.

Redemption—The convertible preferred stock is not redeemable by us or at the option of the preferred stockholders.

10. COMMON STOCK

Common Stock—As of December 31, 2010, the Company was authorized to issue 194,021,761 shares of capital stock with par value of $.0001 per share. The authorized shares consist of 120,000,000 shares of common stock and 74,021,761 shares of convertible preferred stock.

Common Stock Reserved—The Company had reserved shares of common stock for future issuances at December 31, 2009 and 2010, as follows:

	December 31,
	2009	2010
Common shares reserved for:
Conversion of outstanding Convertible Preferred Stock	30,276,215	59,185,656
Options outstanding under the Company’s equity incentive plan	6,083,417	9,085,347
Options available for grant under the Company’s equity incentive plan	1,096,244	6,267,298
Restricted stock	160,000	160,000
Preferred stock warrants	60,387	190,586

	37,676,263	74,888,887

Restricted Stock—During 2007, the Company entered into three restricted stock agreements with employees of the Company whereby the Company awarded a total of 160,000 shares of restricted common stock in exchange for services and cash payments of $10,500. The restricted stock is subject to certain restrictions on transferability as specified in the agreements. The restrictions lapse upon the closing of an IPO registered under the Securities Act of 1933. No additional issuances of restricted stock occurred in the years ended December 31, 2008, 2009 and 2010.

The Company estimated the fair value of the restricted stock awards based on the per share valuation of the Company’s common stock on the grant date or $0.35 per share for 30,000 restricted stock awards granted on March 30, 2007 and $0.47 per share for 130,000 restricted stock awards granted on June 20, 2007.

11. EQUITY INCENTIVE PLANS

2006 Stock Plan—In October 2006, the Board of Directors adopted the 2006 Stock Plan. The 2006 Stock Plan provides for the granting of incentive and non-statutory stock options to employees, officers, directors, and non-employees of the Company. Incentive stock options may be granted with exercise prices not less than fair value, and non-statutory stock options may be granted with an exercise price not less than 85% of the fair value of the common stock on the date of grant. Stock granted to a stockholder owning more than 10% of voting stock of the Company may be granted with an exercise price of not less than 110% of the fair value of the common stock on the date of grant until the common stock is a listed security, at which point the exercise price of such grant shall be not less than 100% of the fair value. The 2006 Stock Plan will automatically terminate in 2016, unless sooner terminated at the discretion of management with the approval of the board of directors. Options granted under the plan shall have a term of no more than 10 years. In the case of options granted to a stockholder owning more than 10% of voting stock of the Company, the term shall be no more than five years.

The following table summarizes activity under the 2006 Plan:

		Outstanding Options
	Shares Available for Grant	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
				(in thousands)
Shares reserved at Plan inception	4,620,000

Balance, December 31, 2007	757,000	5,453,000	$0.41
Additional options reserved	1,500,000	—
Options granted	(1,113,700)	1,113,700	3.62
Options exercised	—	(19,925)	1.02
Options cancelled	99,535	(99,535)	1.18

Balance, December 31, 2008	1,242,835	6,447,240	0.95
Options granted	(1,006,060)	1,006,060	3.17
Options exercised	—	(510,414)	0.47
Options cancelled	859,469	(859,469)	1.02

Balance, December 31, 2009	1,096,244	6,083,417	1.34
Additional options reserved	8,200,000	—
Options granted	(3,174,796)	3,174,796	4.75
Options exercised	—	(27,016)	0.58
Options cancelled	145,850	(145,850)	3.07

Balance, December 31, 2010	6,267,298	9,085,347	$2.51	$38,907

Options vested and expected to vest, December 31, 2010		8,242,275	$1.79	$41,203

Options exercisable, December 31, 2010		4,190,380	$0.99	$24,306

The Company computed the aggregate intrinsic value amounts disclosed in the above tables based upon the difference between the original exercise price of the options and the Company’s estimate of the deemed fair value of the common stock as of December 31, 2010 of $6.79.

The total intrinsic value of options exercised for the years ended December 31, 2008, 2009 and 2010 was $0.4 million, $1.7 million and $0.2 million, respectively.

Additional information regarding our stock options outstanding and exercisable is summarized below:

	December 31, 2009				December 31, 2010
	Options Outstanding		Options Exercisable		Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
$0.01	600,000	7.24	391,000	$0.01	600,000	6.24	505,000	$0.01
0.35	2,267,125	7.13	1,547,056	0.35	2,250,125	5.95	1,946,578	0.35
0.47	909,000	7.41	476,245	0.47	909,000	6.41	658,045	0.47
0.65	120,000	7.63	60,765	0.65	102,000	6.63	72,765	0.65
1.11	281,000	7.96	117,442	1.11	274,000	6.96	169,326	1.11
2.86	217,500	8.19	84,772	2.86	212,500	7.19	125,356	2.86
2.96	376,126	9.18	56,614	2.96	321,026	8.18	140,811	2.96
3.11	159,800	9.39	—	3.11	137,800	8.39	44,227	3.11
3.35	219,300	9.63	11,111	3.35	216,800	8.63	79,671	3.35
3.70	307,500	8.37	109,723	3.70	307,500	7.37	171,223	3.70
3.89	103,200	9.86	1,400	3.89	101,600	8.86	24,910	3.89
3.93	522,866	8.69	152,430	3.93	480,200	7.70	230,471	3.93
4.26	—	—	—	—	419,100	9.33	11,118	4.26
4.83	—	—	—	—	2,753,696	9.71	10,879	4.83

	6,083,417	7.78	3,008,558		9,085,347	7.73	4,190,380

The total fair value of options becoming exercisable as of December 31, 2009 and 2010 was $2,637,000 and $4,682,000, respectively.

Share-based Compensation—Total consolidated share-based compensation expense recorded related to options granted to employees and nonemployees was allocated as follows (in thousands):

	Years Ended December 31,
	2008	2009	2010
Cost of sales	$—	$—	$—
Research and development	120	218	264
Project development	273	374	675
Marketing, general, and administrative	575	816	1,398

Total share-based compensation	$968	$1,408	$2,337

The Company recognized no income tax benefit from stock option exercises in each of the periods presented due to recurring losses and valuation allowances. Excess tax benefits from exercise of stock options, if any, are presented as financing cash flows.

As of December 31, 2010, there was approximately $11.3 million of total unrecognized compensation cost related to outstanding stock options. That cost is expected to be recognized over a weighted average period of 4.23 years.

Employee share-based compensation—During the year ended December 31, 2008, 2009 and 2010 the Company granted 1,079,700, 958,600 and 2,960,808 stock options to employees with a weighted average grant date fair value of $3.61, $3.16 and $4.75 per share, respectively. Share-based compensation related to options granted to employees was $784,000, $1,296,000 and $2,098,000 for the years ended December 31, 2008, 2009, and 2010, respectively. As of December 31, 2010, there was unrecognized share-based compensation expense of $10.4 million related to these stock options. The Company expects to recognize those costs over a weighted average of 4.22 years.

In 2007, the Company granted a single employee a number of options with an exercise price less than the fair value of the underlying common stock, as determined at the time of grant by the board of directors. The Company recorded share-based compensation expense of $39,000 for each of the years ended December 31, 2008, 2009, and 2010, respectively, related to these options. The Company has no other grants with an exercise price less than the fair value of the underlying common stock.

Weighted average assumptions used to estimate the fair value of stock options granted to employees are as follows:

	Years ended December 31,
	2008	2009	2010
Risk-free interest rate	3.27%	2.78%	2.24%
Expected term (in years)	6.50	6.48	6.11
Expected volatility	102%	90%	91%
Dividend yield	—	—	—

Fair Value Assumptions

Risk-Free Interest Rate—The risk-free interest rate is based on U.S. Treasury zero-coupon with remaining terms similar to the expected term on the options.

Expected Term—The Company estimated the expected term, which represents its best estimate of the period of time from the grant date that it expected the stock options to remain outstanding, of all of its stock options that qualify for such estimation using the simplified method, as provided under authoritative guidance. The simplified method is calculated as the average of the time to vest and the contractual life of the options. The Company deemed it appropriate to use the simplified method as the Company has limited operating experience and share option exercise experience.

Expected Volatility—Since the Company is a private entity with no historical data regarding its volatility of its common stock, the expected volatility used is based on volatility of similar publicly listed companies in comparable industries. In evaluating similarity, the Company considered factors, such as industry, stage of life cycle and market capitalization.

Dividend Yield—The Company has never declared or paid any cash dividends and does not plan to pay cash dividends for the foreseeable future. Therefore, an expected dividend yield of zero is used in the valuation model.

Fair Value of Common Stock—The fair value of the shares of common stock underlying the stock options has historically been determined by the board of directors with the assistance of third-party valuation specialists who, due to the lack of a public market for our common stock, have considered factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, and trends in the broader solar industry in their valuations. The fair market value of the underlying common stock will be determined by the board of directors until such time as our common stock is listed on an established exchange or national market system.

Forfeiture Rate—The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from a forfeiture rate adjustment will be recognized in the period of adjustment, and if the actual number of forfeitures differs from the estimate, the Company may be required to record an amount to share-based compensation expense in future periods.

Each of the inputs discussed above is subjective and generally requires significant management judgment to determine.

Nonemployee share-based compensation—During the years ended December 31, 2008, 2009 and 2010, the Company granted options to purchase 34,000, 47,460 and 213,988 shares of common stock, respectively, to nonemployees with a weighted average grant date fair value of $3.93, $3.35 and $4.78 per share, respectively. Share-based compensation related to options granted to nonemployees was $184,000, $112,000, and $239,000 for the years ended December 31, 2008, 2009, and 2010, respectively. As of December 31, 2010, there was unrecognized share-based compensation expense of $892,000 related to these stock options. The Company expects to recognize those costs over a weighted average of 4.32 years. Future option grants will increase the amount of share-based compensation expense to be recorded in these periods.

Weighted average assumptions used to estimate the fair value of stock options granted to nonemployees are as follows:

	Years ended December 31,
	2008	2009	2010
Risk-free interest rate	2.24%	3.85%	3.30%
Expected term (in years)	9.71	9.63	9.66
Expected volatility	102%	90%	91%
Dividend yield	—	—	—

12. INCOME TAXES

The components of loss before income taxes are as follows (in thousands):

	Years Ended December 31,
	2008	2009	2010
United States	$(23,341)	$(28,101)	$(50,930)
Foreign	(21,267)	(15,662)	(20,679)

	$(44,608)	$(43,763)	$(71,609)

The Company’s income tax expense consisted of the following (in thousands):

	Years Ended December 31,
	2008	2009	2010
Current:
Federal	$—	$—	$3
State	10	17	19
Foreign	—	—	—

Total Current	10	17	22
Deferred:
Federal	(7,588)	(8,857)	(16,699)
State	(938)	(1,399)	(2,291)
Foreign	(5,090)	(3,870)	1,323
Change in Valuation Allowance	13,616	14,126	17,667

Total Deferred	—	—	—

Provision for Income Taxes:	$10	$17	$22

The following is a reconciliation of the effective tax rates and the United States statutory federal income tax rate (in thousands):

	Years Ended December 31,
	2008	2009	2010
Tax at Federal Statutory Rate	$(15,167)	$(14,879)	$(24,345)
State, Net of Federal Benefit	(931)	(1,383)	(2,277)
Foreign Taxes	1,966	1,474	8,353
Permanent Differences	470	534	605
Research and Development Credits	(145)	—	—
Others	201	145	19
Change in Valuation Allowance	13,616	14,126	17,667

Provision for Income Taxes	$10	$17	$22

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, as well as operating losses and tax credit carryforwards. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2010, the Company’s deferred tax assets were fully offset by a valuation allowance.

Deferred taxes consist of the following (in thousands):

	Years Ended December 31
	2009	2010
Deferred tax assets:
Capitalized research and development	$3,065	$1,619
State tax	6	6
Provision for loss on contracts	4,429	2,259
Accrued liabilities and allowances	2,055	2,582
Stock-based compensation	171	466
Net operating loss carryforwards	23,730	43,969
Tax credits	55	3
Other	397	718

Total deferred tax assets	33,908	51,622
Less valuation Allowance	(33,545)	(51,212)

Deferred tax liabilities:
Basis difference in fixed assets and intangibles	(363)	(410)

Total deferred taxes	$—	$—

The classification of net deferred tax assets and liabilities before valuation allowance is reported as follow:
Current deferred tax assets	$8,428	$9,998
Long term deferred tax assets	$25,480	$41,624
Long term deferred tax liabilities	$(363)	$(410)

As of December 31, 2010, the Company had net operating loss carryforwards of approximately $89.7 million of federal, $86.1 million of California and $52.8 million of foreign available to offset future taxable income. If not utilized, these net operating loss carryforwards will expire in various amounts beginning in 2027 for federal and 2017 for California purposes. The $52.8 million of foreign net operating loss carryforwards may be carried indefinitely, subject to certain limitations.

Internal Revenue Code Section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has such a change in ownership, utilization of the net operating loss carryforwards could be restricted.

The Company does not have undistributed earnings as of December 31, 2010. Therefore, no provision is required on the Company’s undistributed earnings.

As of December 31, 2010, the Company has no unrecognized tax benefits. The Company’s policy is to recognize any interest and penalties that it might incur related to its tax positions as a component of income tax expense.

The Company files income tax returns in the United States, California, various states, and Israel. Tax years 2006 through 2010 remain subject to examination for federal and state purposes.

13. COMMITMENTS AND CONTINGENCIES

Financial Guarantees—In the normal course of business, the Company enters into agreements with third parties under which the Company guarantees the performance of its subsidiaries related to certain service contracts, which may include services such as development, engineering, procurement of equipment, construction management and monitoring and maintenance. As of December 31, 2009 and 2010, none of these guarantees were material to the Company’s consolidated financial position.

Indemnifications—The Company, as permitted under Delaware law, and in accordance with its amended and restated certificate of incorporation and amended and restated bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The duration of these indemnifications, commitments, and guarantees varies and, in certain cases, is indefinite. The maximum amount of potential future indemnification is unlimited, however, the Company has a director and officer insurance policy that may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets. However, the Company accrues for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable. No such losses have been recorded to date.

Severance Plan—The Company’s foreign subsidiary provides limited non-pension benefits to all current employees who are entitled to benefits in the event of termination or retirement in accordance with the government sponsored programs. These plans generally obligate the Company to pay one month’s salary per year of service to employees in the event of involuntary termination. There is no limit on the number of years of service in the calculation of the benefit obligation. The liabilities for these plans are accounted for using what is commonly referred to as the “shut down” method, where a company records the undiscounted obligation as if it were payable at each balance sheet date. Such liabilities have been presented among other long-term liabilities in the consolidated balance sheets as presented in the table below. Amounts accumulated in the insurance companies and pension funds are not under the control of the Company, accordingly the amount included in the Company’s consolidated balance sheets under other long-term liabilities represents the unfunded portion.

	December 31,
	2009	2010
Severance liability	$1,060	$2,026
Less: deposits in respect of severance liabilities	918	1,842

Total	$142	$184

The aggregate value of these foreign insurance policies as of December 31, 2009 and 2010 was $918,000 and $1,842,000, respectively. Severance expenses for the periods ended December 31, 2008, 2009 and 2010 were $456,000, $521,000, and $816,000, respectively.

Operating Leases—The Company leases certain real property under non-cancelable operating lease agreements in Coalinga and Oakland, California; Las Vegas, Nevada; Phoenix, Arizona; Jerusalem, Israel and Rotem Israel. In addition, the Company has entered into apartment leases and vehicle operating lease agreements. These leases require the Company to pay common area maintenance and certain other costs in addition to base rent. These leases expire at various dates between 2011 and beyond.

The following is a schedule of minimum rental commitments under operating lease agreements (in thousands):

Year Ending December 31,
2011	$1,859
2012	1,411
2013	898
2014	358
2015	—

Total	$4,526

Rent expense for the years ended December 31, 2008, 2009 and 2010 was $830,000, $1,036,000, and $1,096,000, respectively.

Land Lease Commitments—In the normal course of business the Company enters into land options and lease agreements with third parties to evaluate land for the development of potential solar thermal projects. The land option agreements typically are non-refundable and provide the Company with preliminary site access perform basic evaluation studies. The land lease agreements provide the Company with expanded access to evaluate the suitability of the site, evaluate property rights, and the ability to perform additional activities to assess the commercial viability of the site. Such activities include, but are not limited to, conducting surveys and other analyses; assessing transmission options; assessing the availability of resources; obtaining clearances from local, federal and other regulatory agencies; and other assessments that are necessary to determine a site is viable. The Company’s typically structures land lease agreements to allow the ability to terminate the lease agreement after a certain period of time if it is determined that the site does not satisfy the Company’s needs.

In October 2010, the Company obtained a Record of Decision (“ROD”) from the U.S. Bureau of Land Management (“BLM”) for the Company’s Ivanpah Project. The ROD provides the Ivanpah Project with all of the necessary federal permits to commence construction of the solar thermal facility. As part of the ROD, the Company has put up a project performance bond in the amount of $445,000, to ensure compliance with the terms and conditions as set forth in the ROD. This bond is classified as a long-term deposit on the Company’s consolidated balance sheet. The project performance bond must be maintained in effect until removal of improvements or restoration of the ROD has been accepted by the BLM.

In April 2011 the Company closed the financing of the Ivanpah Group with third parties and the DOE and as a result of this transaction the ROD for the Ivanpah Project ceased to be the primary obligation of the Company. See Note 18 for subsequent events.

The Company recognized land option payments for the years ended December 31, 2008, 2009 and 2010, of $0, $919,000 and $1,967,000, respectively. The Company recognized land lease expense for the year ended December 31, 2008, 2009 and 2010 of $0, $138,000, and $3,370,000, respectively.

A schedule of minimum land lease commitments as of December 31, 2010, is as follows (in thousands):

Year Ending December 31,
2011	$715
2012	435
2013	435
2014	435
2015	435
Thereafter	10,461

Total	$12,916

Asset Retirement Obligation—The Company has identified an ARO for its Solar Energy Development Center (“SEDC”) in Israel, which requires the Company to restore the site to its original condition upon termination of its lease. The Company estimates that the cost of the restoration of the site will be approximately $200,000, and is recorded on a straight-line basis over the expected lease period in long-term liabilities. As of December 31, 2010, the Company has recorded approximately $140,000 of the above mentioned ARO. The cost of the restoration of the site is primarily offset by the salvage value of the equipment at the SEDC facility, see Note 4.

Power Purchase Agreements—Southern California Edison (“SCE”)—In February 2009, with certain amendments in 2010, seven of the Company’s wholly owned project companies (collectively, the “SCE Group”) entered into a set of agreements (collectively the “SCE Agreement”) related to the development of solar thermal projects with SCE, the output of which will be sold to SCE. The SCE Group agreed to post and maintain a security deposit (“seller security”) during the development and construction phase of the solar projects in the amount of $10 per kilowatt hour of contract capacity. Seller security is to be posted in tranches, for the first five projects as follows 1/3 upon contract execution, 1/3 upon California Public Utilities Commission (“CPUC”) approval; and 1/3 at the earlier of the first anniversary of CPUC approval and start of construction. For the remaining projects, the security is to be posted as follows: 1/4 upon contract execution, 1/4 upon CPUC approval, 1/4 at the earlier of the first anniversary of CPUC approval and start of construction, and 1/4 one year after the third installment. The seller security is to be released as each of the SCE Groups projects are completed and meet specific performance requirements. As of December 31, 2009 and 2010 the Company has recorded $3.8 million and $4.6 million, respectively, of the total seller security deposit requirement under long-term deposits in the consolidated balance sheets.

Power Purchase Agreements—Pacific Gas and Electric Company (“PG&E”)—In April 2009, with certain amendments in 2010, seven of the Company’s wholly owned project companies (collectively, the “PGE Group”) negotiated with PG&E to rescind and replace the set of agreements (collectively, the “PG&E Agreement”) originally entered into in March 2008. These agreements are related to solar thermal projects, the output of which will be sold to PG&E.

Under the amended agreements, the PGE Group has agreed to certain pricing changes for future energy output and to post and maintain security deposits during the development and construction phase of the solar projects. Security is to be posted in tranches based upon the achievement of certain milestones, the first of which being the signing of the new PG&E Agreement. The security is to be released as of the commercial operation date of each project provided no damages are owed to PG&E. December 31, 2009 and 2010 of $9.1 million is recorded as restricted cash – long-term for the project development security. In addition, the obligation to post with PG&E a security deposit to secure certain development and liquidated damages obligation with respect to the solar project has been rescinded.

In connection with the PG&E Agreement, the Company’s wholly owned foreign subsidiary entered into a royalty agreement, guaranteed by the Company pursuant to which the Company’s foreign subsidiary has agreed to pay certain royalties, up to a maximum of $20,000,000, on sales of its integrated solar field system and licenses of its solar field technology. No royalty shall be due with respects to sales of its integrated solar field systems and licenses of its solar field technology as part of the first 100 megawatts of electrical generating capacity of a single project to be designated by the Company’s foreign subsidiary and PG&E.

Purchase Commitments—The Company has outstanding purchase orders and contracts for goods and services in the amount of $1.7 billion, primarily related to the construction of the Ivanpah Project, construction of the Coalinga Solar-to-Steam for EOR project and general purchase orders for goods and services.

A schedule of purchase commitments as of December 31, 2010, is as follows (in thousands):

December 31, 2010
Construction related activities	$1,680,049
Purchase orders for goods and services	5,120

$1,685,169

Of the above construction and related activities, $102.7 million relates to commitments for the acquisition of long-lead time equipment for the Ivanpah Project, which will be delivered at various dates in 2011 through 2013.

A schedule of estimated future payments described above as of December 31, 2010, is as follows (in thousands):

Year Ending December 31,
2011	$818,887
2012	807,746
2013	51,315
2014	7,221
Thereafter	—

Total	$1,685,169

In April 2011, the Company closed the financing of the Ivanpah Group with third-parties and the DOE and as a result of this transaction approximately $1.5 billion of the December 31, 2010 commitments ceased to be the primary obligation of the Company. See Note 18 for subsequent events.

Department of Energy Loan Guarantee—Term Sheet—In February 2010, the United States Department of Energy announced that it has conditionally committed to provide up to $1.37 billion in loan guarantees to support the Ivanpah Group’s Ivanpah Project. Under the loan guarantee, Ivanpah Group will be required to meet certain conditions precedent prior the financial close of the loan guarantee. The specific terms and conditions applicable to the loan guarantee are still under negotiation and review. As of December 31, 2010 and 2009, the Company’s Ivanpah Group has recorded in noncurrent assets approximately $6.3 million and $1.3 million, respectively, in loan guarantee issuance costs, which represents third parties due diligence procedures for the loan guarantee as well as DOE facility fees.

In April 2011 the Company closed the financing of the Ivanpah Group with third parties and the DOE and as a result of this transaction the above DOE term sheet for the Ivanpah Project ceased to be the primary obligation of the Company. See Note 18 for subsequent events.

Legal Matters—The Company and its wholly owned subsidiaries, wholly owned project companies, and affiliates, are subject to various laws and regulations and, in the normal course of business, the Company may be named as parties in a number of claims and lawsuits. In addition, the Company can incur penalties for failure to comply with federal, state, or local laws and regulations.

The Company records a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company evaluates the range of reasonably estimated costs and records a liability based on the lower end of the range, unless an amount within the range is a better estimate than any other amount. These accruals, and the estimates of any additional reasonably possible losses, are reviewed quarterly and are adjusted to reflect the impacts of negotiations, discovery, settlements and payments, rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In assessing such contingencies, the Company’s policy is to exclude anticipated legal costs. As of December 31, 2010 the Company has not recorded any accrued liability for legal matters. While there can be no assurances as to the ultimate outcome of any legal proceeding or other loss contingencies involving the Company, management does not believe any pending matters will be resolved in a manner that would have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

14. EMPLOYEE BENEFIT PLANS

The Company has adopted a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all U.S. based employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company’s contributions to the plan may be made at the discretion of the board of directors. There have been no contributions by the Company since the inception of the plan.

15. SEGMENT REPORTING

The Company operates in one reportable segment, the design, building and selling of large scale solar thermal systems using our proprietary solar power technology. Our chief operating decision maker is the CEO, who reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company.

The Company’s revenues consist of revenues to customers in the United States.

The following table presents long-lived assets, excluding deposit, intangible assets, other assets and restricted cash by geographic regions (in thousands):

	December 31,
	2009	2010
United States	$33,518	$125,794
Israel	2,427	6,862

Total	$35,945	$132,656

16. NET LOSS PER SHARE

The Company applies the two-class method for calculating and presenting net income or loss per share. Under the two-class method, net income or loss is allocated between shares of common stock and other participating securities based on their participating rights. Participating rights are defined as securities that participate in dividends with common stock according to a pre-determined formula or a contractual obligation to share in the losses of the entity.

The Company’s convertible preferred stock and unvested stock options do not have a contractual obligation to share in the losses of the Company. As a result, basic net loss per share of common stock is computed by dividing the Company’s net loss by the weighted-average number of shares of common stock outstanding for the period. The weighted-average number of shares of common stock used to calculate the Company’s basic net loss per share of common stock excludes those shares subject to repurchase related to stock options that were exercised prior to vesting as these shares are not deemed to be issued for accounting purposes until they vest. The diluted net loss per share of common stock is computed by giving effect to all potentially dilutive securities, including stock options, restricted stock, warrants and convertible preferred stock. The Company’s basic and diluted net loss per share was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

Actual—the following table summarizes the Company’s calculation of historical basic and diluted net loss per share attributable to BrightSource Energy, Inc. common stockholders (in thousands, except share and per share amounts):

	Years Ended December 31,
	2008	2009	2010
Numerator
Net loss attributable to BrightSource Energy, Inc. common stockholders	$(44,618)	$(43,780)	$(71,631)

Denominator
Weighted-average number of common shares used in net loss per share calculation	10,084,167	10,853,073	14,527,834

Net loss per share attributable to BrightSource Energy, Inc. common stockholders	$(4.42)	$(4.03)	$(4.93)

The following table presents the potential common shares outstanding that were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	December 31,
	2008	2009	2010
Convertible preferred stock (as converted)	30,276,215	30,276,215	59,185,656
Stock options to purchase common stock	2,234,197	3,008,558	4,190,380
Convertible preferred stock warrants	60,387	60,387	190,586

17. RELATED-PARTY TRANSACTIONS

As indicated in Note 4, in October 2006, the Company entered into the LAAS Assignment Agreement. LAAS is a major stockholder of the Company and is in turn owned by Arnold J. Goldman, the Company’s Chairman Emeritus and founder, and immediate members of his family.

In October 2006, the Company entered into an employment agreement with John Woolard, the Company’s chief executive officer (“CEO”). Pursuant to the terms of the agreement, Mr. Woolard may devote no more than 5% of his business time to VantagePoint Capital Partners, a stockholder of the Company, as a venture partner.

As indicated in Note 5, in October 2009, the Company entered into a transaction with MSBS for its 50% interest in SPII. MSBS is an investor in the Company and holds equity interest in Series B, Series C and Series D Convertible Preferred Stock. As a result of this acquisition, the Company has assumed the liability of the development loan payable to MSBS. The amount of the loan payable was $3,059,000 as of December 31, 2009 and 2010, respectively. The amount of interest payable was $617,000 and $781,000 as of December 31, 2009 and 2010, respectively.

In August 2010, the Company signed a business partnership and preferred equipment supplier agreement with Alstom, a stockholder in the Company. The business partnership is to jointly market and bid on projects to develop and construct solar thermal facilities in Northern Africa, South Africa and Southern Europe. In December 2010, concurrent with an investment in the Series E financing, the Company’s business partnership was further expanded to include certain countries in the Middle East. The preferred equipment supplier agreement sets forth the terms and conditions under which the Company would designate Alstom as its preferred suppliers of equipment for certain designated projects utilizing the Company’s solar systems technology. Currently, the business partnership and preferred equipment supplier agreement has no impact on the Company’s consolidated financial statements.

18. SUBSEQUENT EVENTS

For the period ended January 1 to April 22, 2011, the Company issued 19,950,288, shares of Convertible Preferred Stock Series E for $169.8 million in proceeds, net of $3.1 million in issuance costs, placement fees and warrants. The Company also issued approximately 195,653 Series E warrants to the Placement Agent as part of the Placement Agreement described in Note 8.

In January 2011, the Company drew an additional $7.5 million under Term A and $9.17 million under Term B for an aggregate amount of $16.67 million under the Company’s Term Loan as described in Note 6. In March 2011, the Company amended the Term Loan in anticipation of the Company’s sale of equity interest in the Ivanpah Group, as described below. The amendment to the Term Loan is effective upon the discharge of the Credit Agreement and amends the amount the Company shall maintain collectively at all times in cash and cash equivalents from at least 60% of the outstanding advances to at least 100% of the outstanding advances until all of the Lender’s obligations are paid in full. The total outstanding principal amount as of April 22, 2011 was $25.0 million.

In April 2011, the Company closed the financing of the Ivanpah Group with third-party equity investors and the DOE. As a result of the financing, the Company has retained an equity interest in the Ivanpah Group of approximately 14%, with voting rights, tax and cash distributions commensurate with this equity interest. As part of this transaction the Company received a distribution from the Ivanpah Group of approximately $106.0 million representing the reduction of the Company’s equity interest. Additionally, the Company entered into a series of agreements to sell its solar thermal systems and to provide ancillary services to the Ivanpah Project.

Subsequent to this transaction, the Ivanpah Group will be deconsolidated from the Company’s consolidated financial statements and the retained interest will be presented under the equity method of accounting. As a result of the Company’s reduced equity interest, restricted cash, deposit and capitalized project costs reported in the Company’s consolidated financial statements as of December 31, 2010 will be significantly reduced following the transaction. In addition, certain commitments and contingencies described under Note 13 will be reduced in periods following the deconsolidation event, such as the $1.5 billion in construction related commitments.

In connection with the closing of the Ivanpah Group, the Company repaid in-full all outstanding principal amounts of its Credit Agreement in the amount of $75.0 million and the Credit Agreement was terminated. In addition, the Company reclassified $1.7 million of restricted interest reserve associated with the Credit Agreement from restricted cash to unrestricted cash and cash equivalents.

In April 2011, the Company’s wholly-owned subsidiary entered into a loan agreement with BDC Ivanpah, LLC for $20.0 million. The loan matures on April 8, 2016 and is subject to mandatory prepayments in the event that the Company’s loan coverage ratio falls below 2.25:1.

The Company has evaluated subsequent events through April 22, 2011, the date on which these consolidated financial statements were available to be issued.

******

            Shares

BrightSource Energy, Inc.

Common Stock

Goldman, Sachs & Co.	Citi	Deutsche Bank Securities

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by BrightSource in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee and the initial                 listing fee.

Item	Amount
SEC registration fee		$29,025
FINRA filing fee		25,500
Initial listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky qualification fees and expenses		*
Transfer Agent and Registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation to be in effect upon the completion of this offering includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors. To the extent Section 102(b)(7) is interpreted, or the Delaware General Corporation Law is amended, to allow similar protections for officers of a corporation, such provisions of the registrant’s certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant to be effective upon completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant’s directors who are affiliated with venture capital firms also have certain rights to indemnification provided by their venture capital funds and the affiliates of those funds (the “Fund Indemnitors”). In the event that any claim is asserted against the Fund Indemnitors that arises solely from the status or conduct of these directors in their capacity as directors of the registrant, the registrant has agreed, subject to stockholder approval, to indemnify the Fund Indemnitors to the extent of any such claims. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933 and otherwise.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2008, BrightSource has sold and issued the following securities:

1. Sales of Preferred Stock

•

In April and May 2008, the registrant issued and sold to accredited investors an aggregate of 15,023,646 shares of the registrant’s Series C preferred stock at a per share purchase price of $7.6546 for aggregate proceeds of $115,000,000.

•

In February, March, May and June 2010, the registrant issued and sold to accredited investors an aggregate of 25,766,865 shares of the registrant’s Series D preferred stock at a per share purchase price of $6.7246 for aggregate proceeds of $173,271,860.

•

In December 2010 and January, February, March and April 2011, the registrant issued and sold to accredited investors an aggregate of 23,092,864 shares of the registrant’s Series E preferred stock at a per share purchase price of $8.6646 for aggregate proceeds of $200,090,429.

2. Warrants

•

As consideration for a loan transaction, in December 2010, the registrant issued a warrant to purchase up to an aggregate of 130,199 shares of the registrant’s Series D preferred stock if the loan is repaid by June 30, 2011, or up to an aggregate 260,238 shares of the registrant’s Series D preferred stock if the loan is not repaid by June 30, 2011, at an exercise price of $6.7246 per share.

•

In January, February and March 2011, the registrant issued warrants to purchase up to an aggregate of 195,653 shares of the registrant’s Series E preferred stock at an exercise price of $8.6646 per share as consideration for certain services.

3. Options and Common Stock Issuances

•

From January 1, 2008 through April 15, 2011, the registrant granted to its employees, consultants and other service providers options to purchase an aggregate of 2,646,925 shares of common stock at prices ranging from $0.35 to $6.79 per share for an aggregate purchase price of $10,334,682.

•

From January 1, 2008 through April 15, 2011, the registrant granted to certain executive officers and directors options to purchase an aggregate of 3,181,831 shares of common stock at prices ranging from $2.96 to $4.83 per share, for an aggregate purchase price of $14,767,864.

•

From January 1, 2008 through April 15, 2011, the registrant issued and sold an aggregate of 895,905 shares of common stock upon the exercise of options issued to certain employees, consultants and other service providers at exercise prices ranging from $0.35 to $3.93 per share, for an aggregate consideration of $485,696.

•

In February 2010, the registrant issued and sold an aggregate of 3,283,112 shares of the registrant’s common stock to accredited investors in consideration for such accredited investors’ purchase of shares of the registrant’s Series D preferred stock in the initial closing of the registrant’s Series D preferred stock financing.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients of securities pursuant to Items 1 and 2 above were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The list of exhibits is set forth under “Exhibit Index” at the end of the registration statement and is incorporated by reference herein.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the registrant’s consolidated financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California on April 22, 2011.

BRIGHTSOURCE ENERGY, INC.

By:	/s/ John F. Jenkins-Stark
John F. Jenkins-Stark
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* John M. Woolard	President, Chief Executive Officer and Director (Principal Executive Officer)	April 22, 2011

/s/ John F. Jenkins-Stark John F. Jenkins-Stark	Chief Financial Officer (Principal Financial Officer)	April 22, 2011

/s/ Lawrence A. Stritch Lawrence A. Stritch	Controller (Principal Accounting Officer)	April 22, 2011

* John E. Bryson	Chairman and Director	April 22, 2011

* Nicholas E. Brathwaite	Director	April 22, 2011

* Denis Cochet	Director	April 22, 2011

* J. Stephan Dolezalek	Director	April 22, 2011

* James Eats	Director	April 22, 2011

* David C. Fries	Director	April 22, 2011

* Arnold J. Goldman	Director	April 22, 2011

* Thomas M. O’Flynn	Director	April 22, 2011

*By:	/s/ John F. Jenkins-Stark
John F. Jenkins-Stark
Attorney-in-fact

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.2*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Form of Specimen Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement between the Registrant and the investors listed on Exhibit A thereto, dated as of December 28, 2010.

4.3	Amendment to the Amended and Restated Investors’ Rights Agreement between the Registrant and the investors listed on Exhibit A thereto, dated as of March 11, 2011.

4.4	Warrant Agreement between the Registrant and Hercules Technology Growth Capital, Inc., dated as of December 28, 2010.

4.5	Form of Preferred Stock Purchase Warrant issued by the Registrant to Advanced Equities Financial Corp.

5.1*	Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered.

10.1*	Form of Indemnification Agreement between the Registrant and each of its Officers and Directors.

10.2	2006 Stock Plan (amended December 27, 2010).

10.2.1	Form of U.S. Stock Option Agreement under 2006 Stock Plan.

10.2.2	Form of 102 Track NSO Israel Stock Option Agreement under 2006 Stock Plan.

10.3*	2011 Omnibus Equity Incentive Plan.

10.3.1*	Form of Stock Option Agreement under 2011 Omnibus Equity Incentive Plan.

10.4*	2011 Employee Stock Purchase Plan.

10.4.1*	Form of Purchase Agreement under 2011 Employee Stock Purchase Plan.

10.5	Contract of Employment between the Registrant and John M. Woolard, dated as of October 18, 2006.

10.6	Offer Letter between the Registrant and Jack F. Jenkins-Stark, dated as of April 2, 2007.

10.7	Amended and Restated Employment Agreement between BrightSource Industries (Israel) Ltd. (formerly, Luz II Ltd.) and Israel Kroizer, dated as of October 22, 2006.

10.8	Offer Letter between the Registrant and Carlos F. Aguilar, dated as of November 20, 2009.

10.9	Offer Letter between the Registrant and Lynda Ward Pierce, dated as of July 2, 2010.

10.10	Offer Letter between the Registrant and John E. Bryson, dated as of August 23, 2010.

10.11	Offer Letter between the Registrant and Thomas M. O’Flynn, dated as of May 13, 2010.

10.12	Offer Letter between the Registrant and James Eats, dated as of April 24, 2007.

10.13	Part-Time Employment Agreement between BrightSource Industries (Israel) Ltd. and Arnold J. Goldman, dated as of October 1, 2010.

10.14	Form of Severance and Change in Control Agreement.

10.15	Assignment Agreement between the Registrant and Los Angeles Advisory Services Incorporated, dated as of October 24, 2006.

Exhibit Number	Description

10.16	Office Lease between the Registrant and Oakland Property LLC, dated as of November 7, 2007.

10.17	First Amendment to Office Lease between the Registrant and Oakland Property LLC, dated as of May 24, 2010.

10.18	Second Amendment to Office Lease between the Registrant and Oakland Property LLC, dated as of November 19, 2010.

10.19*	Amended and Restated Preferred Partnership Agreement between the Registrant and ALSTOM Power Inc., dated as of December 27, 2010.

10.20*	Amended and Restated Preferred Equipment Supplier Agreement between the Registrant and ALSTOM Power Inc., dated as of December 27, 2010.

21.1	List of Subsidiaries.

23.1	Consent of Deloitte & Touche LLP.

23.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).

24.1	Power of Attorney.

*	To be supplied by amendment.